BAUSCH + LOMB

2025

Notice of Annual Meeting and Proxy Statement

Wednesday, May 21, 2025 | 10:30 am Eastern Daylight Time



Our Mission + Vision

Our mission is simple, yet powerful: helping people see better to live better all over the world - that's why we started and what we still strive for today. Through unwavering focus rooted in innovation, quality and craftsmanship, we continue to pursue our lifelong vision of protecting and enhancing the gift of sight through every phase of life.

It's when we see better that we can live better.

We research, ideate and engineer innovative materials, technologies and eye health solutions with integrity, persistence and excellence.

Our Values

Our core values define what we stand for and how we behave with colleagues, customers, vendors, shareholders and others.



Accountability



Agility



Courage



Integrity



Teamwork



Results Orientation

Message from the Chairman of the Board and Chief Executive Officer



April 10, 2025

Dear Shareholders:

2024 was defined by a relentless focus on selling and operational excellence, with impressive results that support our strategy. We delivered 16 percent reported revenue growth and 17 percent constant currency revenue growth[1] for the full year thanks to seamless execution of new product launches and strengthening leadership in key categories including dry eye. We also significantly enhanced R&D capabilities and reloaded our pipeline, positioning the company for success in the near- and long-term. Innovation is once again core to who we are.

I encourage you to learn more about our 2024 performance by visiting the Investors section of www.bausch.com, and to attend Bausch + Lomb's Annual Meeting of Shareholders on Wednesday, May 21, 2025, at 10:30 a.m. (Eastern Daylight Time). We will once again conduct the meeting in an exclusively virtual format via live webcast, which we believe will facilitate broader shareholder attendance and participation.

Details on the meeting, including how to vote, follow. We appreciate your continued support of Bausch + Lomb, and I look forward to accelerating our progress in 2025 thanks to the efforts of more than 13,000 talented colleagues around the world.

Sincerely,

Brenton L. Saunders
Chairman of the Board and Chief Executive Officer

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(1) Constant currency revenue growth is a non-GAAP ratio - see Appendix B for more information on non-GAAP financial measures and ratios.

Notice of Annual Meeting of Shareholders

To the Shareholders of Bausch + Lomb Corporation:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Shareholders (the "Meeting") of Bausch + Lomb Corporation (the "Company," "we" or "our"), will be conducted in an exclusively virtual format at www.virtualshareholdermeeting.com/BLCO2025 at 10:30 a.m. Eastern Daylight Time, on Wednesday, May 21, 2025, for the following purposes:



DATE AND TIME

To be held on Wednesday, May 21, 2025 at 10:30 a.m. Eastern Daylight Time



LOCATION

BAUSCH + LOMB CORPORATION
By live internet webcast

	Proposals	Board Vote Recommendation	For Further Details
1	to elect ten directors to serve on the Company's board of directors (the "Board") until the close of the 2026 Annual Meeting of Shareholders, their successors are duly elected or appointed, or such director's earlier resignation or removal;	vote **FOR** all nominees	page 5
2	to approve, in an advisory vote, the compensation of our named executive officers;	vote **FOR**	page 35
3	to appoint PricewaterhouseCoopers LLP to serve as the Company's auditor until the close of the 2026 Annual Meeting of Shareholders and to authorize the Board to fix the auditor's remuneration;	vote **FOR**	page 64

Other Items of Business

4	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2024, and the auditor's report thereon; and		
5	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.		

The record date for the Meeting is March 24, 2025. Only shareholders at the close of business on March 24, 2025 will be entitled to notice of, and to vote at, the Meeting. The management proxy circular and proxy statement that accompanies this Notice of Annual Meeting of Shareholders contains additional information regarding the proposals to be considered at the Meeting, and shareholders are encouraged to read it in its entirety before voting.

We encourage shareholders to vote as soon as possible.

To be valid, your vote or proxy appointment must be received by Broadridge Financial Solutions, Inc. by no later than **10:00 a.m. (EDT) on May 20, 2025**, or, if the Meeting is adjourned or postponed, not less than 48 hours (not including Saturdays, Sundays or applicable Canadian holidays) prior to the reconvened Meeting (the "proxy deadline"). Nonregistered shareholders should return their voting instruction forms to their intermediary using one of the above methods by the date specified in their voting instruction form, and in any case at least one business day in advance of the proxy deadline (or such earlier deadline as your intermediary may specify on your proxy card or voting instruction form). For additional information on how to vote, please see "Questions About Voting" starting on page 74 in the accompanying management proxy circular and proxy statement.

By Order of the Board of Directors,

A. Robert D. Bailey
Executive Vice President and Chief Legal Officer
Dated: April 10, 2025

Table of Contents

About this Proxy Statement

This Management Proxy Circular and Proxy Statement ("Proxy Statement") contains information about the 2025 Annual Meeting of Shareholders of Bausch + Lomb Corporation which will be held at 10:30 a.m. Eastern Daylight Time, on Wednesday, May 21, 2025, and at any adjournments or postponements thereof (the "Meeting"), for the purposes set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Shareholders. In this document, the words "Bausch + Lomb," "B+L," the "Company," "we," "our," "ours," "us" and similar terms refer only to Bausch + Lomb Corporation and not to any other person or entity. References to "US$" or "$" are to United States dollars. Unless otherwise indicated, the statistical and financial data contained in this Proxy Statement are as of March 24, 2025. Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the U.S. Securities and Exchange Commission (the "SEC") or the Canadian Securities Administrators (the "CSA").

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement may include forward-looking statements, which may generally be identified by the use of the words "anticipates," "hopes," "expects," "intends," "plans," "should," "could," "would," "may," "believes," "estimates," "potential," "target," or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties discussed in Bausch + Lomb's filings with the SEC and the CSA, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Bausch + Lomb undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement or to reflect actual outcomes, unless required by law.

Proxy Summary

PROPOSAL 1

Election of Directors

- The Board of Directors of the Company (the "Board"), acting upon the recommendation of the Nominating and Corporate Governance Committee, has nominated the following ten directors to serve on the Board until the close of the Company's 2026 Annual Meeting of Shareholders, their successors are duly elected or appointed, or such director's earlier resignation or removal:
  - Thomas W. Ross, Sr.
  - Nathalie Bernier
  - Gary Hu
  - Brett Icahn
  - Sarah B. Kavanagh
  - Karen L. Ling
  - John A. Paulson
  - Russel C. Robertson
  - Brenton L. Saunders
  - Andrew C. von Eschenbach, M.D.
- Each nominee is highly qualified to serve through prior senior leadership roles and/or experience with other public companies.
- The nominees bring a wide range of attributes, competencies, and experiences to the Board.

The Board recommends a vote **FOR** each nominee for director. See page 5

PROPOSAL 2

Advisory Vote on Executive Compensation

- A significant portion of the compensation opportunity provided to our named executive officers is performance-based and linked to satisfying our financial targets and strategic initiatives.
- We engage an independent compensation consultant and conduct ongoing shareholder engagement to inform our compensation program.
- We maintain several shareholder-friendly compensation practices, which further align the interests of our executives with those of our shareholders, including among other things, performance-based equity grants, share ownership guidelines and holding requirements.

The Board recommends a vote **FOR** this Proposal. See page 35

PROPOSAL 3

Appointment of Independent Registered Public Accounting Firm

- The Board, acting upon the recommendation of the Audit and Risk Committee, is recommending that PricewaterhouseCoopers LLP ("PwC") be appointed as our auditor until the close of the Company's 2026 Annual Meeting of Shareholders.
- Shareholders are asked to vote for the appointment of PwC as auditor and to authorize the Board to fix the auditor's remuneration.

The Board recommends a vote **FOR** this Proposal. See page 64

Election of Directors and Corporate Governance

PROPOSAL 1

Election of Directors

Background

 The Board recommends that you vote **FOR** each director nominee.

We have ten director nominees standing for election at the Meeting. Under the *Canada Business Corporations Act* (the "CBCA"), directors are elected annually. Directors elected at the Meeting will hold office until the close of the 2026 Annual Meeting of Shareholders of the Company, their successors are duly elected or appointed, or such director's earlier resignation or removal. In an uncontested election, each director nominee is elected only if the number of votes cast in their favor represents a majority of the votes cast "for" and "against" them by the shareholders. In the event a director election becomes contested, votes "against" will be treated as votes "withheld", with directors receiving the most "for" votes becoming elected.

Each of the ten director nominees has established his or her eligibility and willingness to serve on the Board. Set forth in the section titled "Director Nominees" beginning on page 7 are the names of the director nominees together with details about their backgrounds and experience. Also indicated is the number of the Company's securities beneficially owned, controlled or directed, directly or indirectly, as of March 24, 2025, by each of the director nominees, as well as the aggregate value based on the $15.91 per share closing price of B+L Common Shares as reported on the New York Stock Exchange ("NYSE") on March 24, 2025. For each director nominee, you will find a record of attendance at meetings of the Board and the committees of the Board on which such director nominee served during 2024, if applicable.

The Board has determined that nine of the ten director nominees are independent within the meaning of all applicable securities regulatory and stock exchange requirements in Canada and the United States. In addition, in accordance with the applicable stock exchange requirements and Board committee charters, the Board has determined that all members of the Board's Audit and Risk Committee, Talent and Compensation Committee and Nominating and Corporate Governance Committee are independent directors.

Unless otherwise instructed, the designated proxyholders intend to vote FOR the election of the ten director nominees proposed by the Board in this Proxy Statement. If, for any reason, at the time of the Meeting any of these director nominees are unable or unwilling to serve, the Board may choose to fix its size at a smaller number (so long as such number is within the range provided in the Company's Articles of Incorporation (as amended)) or may appoint an additional director following the Meeting.

Board Composition

Director Nominee Skills and Experience

Skills and Experience	Nathalie Bernier	Gary Hu	Brett Icahn	Sarah B. Kavanagh	Karen L. Ling	John A. Paulson	Russel C. Robertson	Thomas W. Ross, Sr.	Brenton L. Saunders	Andrew C. von Eschenbach, M.D.
Accounting/Financial — Has significant financial or accounting experience in positions requiring an understanding of financial reporting, internal controls and compliance requirements.	●	●		●			●			
Business Development/M&A — Has significant experience evaluating, implementing or overseeing strategic business development opportunities.	●	●	●	●	●	●	●		●	
CEO/President — Has experience as a CEO or President at a company or organization of comparable scale and complexity.						●		●	●	●
Clinical — Has an advanced scientific or technological degree and related work experience in a scientific or technological field.										●
Consumer — Has strategic or management experience involving consumer marketing or brand management.		●	●						●	
Global Operations — Has held a substantial leadership position in an organization that operates globally, particularly in regions in which the company operates.	●				●	●			●	●
Government/Regulatory — Has worked closely with government organizations or has extensive legal, regulatory or public policy experience in highly regulated industries.	●			●		●	●	●	●	●
Human Resources/Compensation — Has significant experience with human capital management, including setting company culture and attracting, motivating, developing and retaining talent.							●		●	
Pharmaceutical/Healthcare Industry — Has held an executive or operational role at a company in the pharmaceutical or healthcare industry.							●		●	
Risk Management — Has extensive experience evaluating and managing a company's significant risks and opportunities, including those relating to environmental, social and governance matters.	●	●	●	●		●	●	●	●	●

	Nathalie Bernier	Gary Hu	Brett Icahn	Sarah B. Kavanagh	Karen L. Ling	John A. Paulson	Russel C. Robertson	Thomas W. Ross, Sr.	Brenton L. Saunders	Andrew C. von Eschenbach, M.D.
Board Tenure - Full Years	3	3	3	3	1	3	3	3	3	3
Age (as of March 24, 2025) - Years Old	61	37	45	68	61	69	77	74	55	83



Independence

9 of 10 Independent

■ Independent ■ Not Independent

Age

■ <50 years ■ 50-60 years
■ 61-70 years ■ >70 years

Director Nominees

Each of the ten proposed director nominees is an incumbent director from our 2024 Annual Meeting of Shareholders. Each director elected at the Meeting will hold office until the close of the 2026 Annual Meeting of Shareholders, his or her successor is duly elected or appointed, or such director's earlier resignation or removal.

The following narratives provide details about each of the director nominees' background and experience, and summarize the specific attributes, competencies and characteristics that led to the determination of the Nominating and Corporate Governance Committee and the Board to nominate such individual as a director for election by the shareholders at the Meeting. In addition, each narrative lists the number of meetings of the Board and any applicable committee each director nominee attended during 2024, if applicable, and any public company directorships, other than with the Company, held by the nominees during the past five years. The narrative also sets out (i) the number of securities of the Company each director nominee beneficially owned, controlled or directed, directly or indirectly, as of March 24, 2025; (ii) the aggregate value of such securities based on the $15.91 per share closing price of B+L Common Shares on March 24, 2025, as reported on the NYSE; and (iii) the progress of each director nominee toward the director share ownership requirement established by the Board. For further detail regarding the share ownership requirement for non-employee directors, see the discussion in the section titled "Non-Employee Director Compensation Program – Directors' Share Ownership Guidelines" on page 32. For further detail regarding the share ownership requirement for Mr. Saunders, see the discussion in the section titled "Compensation Discussion and Analysis – Other Compensation Governance Practices – Share Ownership Guidelines" on page 51.

Messrs. Icahn and Hu were recommended by the Icahn Group (as defined below), a shareholder of ours and our parent company, Bausch Health Companies Inc. ("BHC"), and appointed to the Board on June 21, 2022 in connection with the amendment and restatement of the Director Appointment and Nomination Agreement originally entered into on April 28, 2022, copies of which are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2024 (the "Annual Report"). Messrs. Ross, Paulson and Robertson, Dr. von Eschenbach and Mmes. Kavanagh and Bernier were recommended by our parent company, BHC, and appointed to the Board on April 28, 2022 in connection with the Master Separation Agreement originally entered into by BHC and the Company on March 30, 2022 and amended on April 28, 2022, copies of which are included as exhibits to our Annual Report. Mr. Saunders was recommended by the CEO Search Committee and appointed to the Board on February 15, 2023, effective March 6, 2023, to replace Mr. Joseph Papa who stepped down from his roles as CEO of the Company and member of the Board on March 6, 2023, as previously disclosed in our Current Report on Form 8-K filed with the SEC and on SEDAR+ on February 15, 2023. Ms. Ling was appointed to the Board on February 27, 2024, as previously disclosed in our Current Report on Form 8-K filed with the SEC and on SEDAR+ on February 28, 2024.

None of the directors or director nominees is related by blood, marriage or adoption to one another or to any executive officer of the Company.

Nathalie Bernier, FCPA Quebec, Canada



INDEPENDENT

Corporate Director

Age: 61

Director since: 2022

2024 Meeting Attendance:

Board – 7/8

Audit and Risk Committee – 8/8

Science and Technology Committee – 4/4

Stock Ownership:

197 B+L Common Shares – $3,134

49,128 restricted share units (34,432 vested – $547,813 and 14,696 unvested - $233,813)

Total Equity Value at Risk[1]– $550,947, representing 138% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 689% of the director's annual retainer

Background

Ms. Bernier serves as an independent director of the Company having served as a director since April 2022. Ms. Bernier served as Chief Financial Officer and Senior Vice President Strategic and Business Planning at the Public Sector Pension Investment Board, a large Canadian pension investment manager from August 2015 to September 2019. Prior to this role, Ms. Bernier spent nearly 30 years as an Audit and Advisory Partner at Arthur Andersen LLP and at KPMG LLP, where she served as Regional Managing Partner (Quebec) and as a member of KPMG's Canadian Leadership team. Ms. Bernier is currently a director of RF Capital Group Inc., a publicly traded company, where she is the Chair of the Risk Committee and member of the Audit Committee. Ms. Bernier is also a director of the board of Canada Enterprise Emergency Funding Corporation, a Canadian crown corporation, where she serves as Chair of the Audit Committee. She is also a director of the board of Les Proprieties Docteur Penfield Inc., a private company. Ms. Bernier holds a Bachelor of Commerce degree from McGill University. She is a fellow of the Chartered Professional Accountants in Canada.

The Board has determined that Ms. Bernier's extensive experience as a public company board member and financial and accounting expertise qualify her to serve as a member of the Board.

Current Public Company Directorships

+ RF Capital Group Inc.

Previous Public Company Directorships

+ None

Gary Hu Florida, USA



INDEPENDENT

Corporate Director

Age: 37

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Audit and Risk Committee – 8/8

Talent and Compensation Committee – 6/6

Science and Technology Committee – 4/4

Stock Ownership:

26,113 B+L Common Shares – $415,458

14,696 restricted share units (0 vested – $0 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $415,458, representing 104% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 519% of the director's annual retainer

Background

Mr. Hu serves as an independent director of the Company having served as a director since June 2022. Mr. Hu served as a Portfolio Manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, real estate and home fashion, from 2020 to December 2024. Prior to joining Icahn Capital LP, he held investment management roles at Silver Point Capital LP, a credit-focused investment firm, from 2012-2020 and Stockbridge Investors, the public securities affiliate of Berkshire Partners LLC, from 2010-2012. Mr. Hu was previously on the boards of Cloudera Inc., Dana Incorporated, International Flavors & Fragrances Inc., Newell Brands Inc. and Occidental Petroleum Corporation. Mr. Hu graduated from the University of Pennsylvania with a B.S. Econ in Finance and Accounting from The Wharton School and a B.A.S. in Computer Science from the School of Engineering and Applied Science.

The Board has determined that Mr. Hu's experience as a portfolio manager and other investment management roles has provided him with experience in investing and finance and complex credit matters, which qualifies him to serve as a member of the Board.

Current Public Company Directorships

+ None

Previous Public Company Directorships

+ Cloudera Inc.
+ Dana Inc.
+ International Flavors & Fragrances Inc.
+ Newell Brands Inc
+ Occidental Petroleum Corporation

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[1] The "Total Equity Value at Risk" calculation for each director includes only B+L Common Shares and vested restricted share units held or controlled by the relevant director. It does not include the value of any options (as applicable) or unvested restricted share units.

Brett Icahn <small>Florida, USA</small>



INDEPENDENT

Portfolio Manager, Icahn Capital LP

Age: 45

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Nominating and Corporate Governance Committee – 2/2[1]

Stock Ownership:

26,133 B+L Common Shares – $415,458

14,696 restricted share units (0 vested – $0 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $415,458, representing 104% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 519% of the director's annual retainer

Background

Mr. Icahn serves as an independent director of the Company having served as a director since June 2022. He has also served on the board of our parent, BHC, since March 2021. He is a member of the board of Icahn Enterprises L.P. and has been a Portfolio Manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, food packaging, metals, real estate and home fashion, since October 2020. Before that, Mr. Icahn was a consultant for Icahn Enterprises L.P., where he exclusively provided investment advice to Carl C. Icahn with respect to the investment strategy for Icahn Enterprises' Investment segment and with respect to capital allocation across Icahn Enterprises' various operating subsidiaries from 2017 to 2020. Mr. Icahn rejoined the board of Dana Incorporated in January 2024. Mr. Icahn was previously a member of the boards of American Railcar Industries, Inc., Cadus Corporation, Newell Brands Inc., Nuance Communications, Inc., Take-Two Interactive Software Inc., The Hain Celestial Group, Inc. and Voltari Corporation. Mr. Icahn received a B.A. from Princeton University.

The Board has determined that Mr. Icahn's experience at the Icahn entities, his service as a director of multiple public company boards and his tenure as a Portfolio Manager provide him with expertise in investing and capital allocation, which qualifies him to serve as a member of the Board.

Current Public Company Directorships

+ Bausch Health Companies Inc.
+ Dana Incorporated
+ Icahn Enterprises L.P.

Previous Public Company Directorships

+ American Railcar Industries, Inc.
+ Cadus Corporation
+ Dana Incorporated
+ Hain Celestial Group, Inc.
+ Newell Brands Inc.
+ Nuance Communications, Inc.
+ Take-Two Interactive Software Inc.
+ Voltari Corporation

Sarah B. Kavanagh <small>Ontario, Canada</small>



INDEPENDENT

Corporate Director

Age: 68

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Audit and Risk Committee – 8/8

Nominating and Corporate Governance Committee – 4/4

Stock Ownership:

5,808 B+L Common Shares – $92,405

27,553 restricted share units (12,857 vested – $204,555 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $296,960, representing 74% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 371% of the director's annual retainer

Background

Ms. Kavanagh serves as an independent director of the Company having served as a director since April 2022. She has also served on the board of our parent, BHC, since July 2016. From 2011 through May 2016, Ms. Kavanagh served as a Commissioner of the Ontario Securities Commission, where she also served as Chair of the audit committee starting in 2014. Between 1999 and 2010, Ms. Kavanagh served in various senior investment banking roles at Scotia Capital Inc. including Vice-Chair and Co-Head of Diversified Industries Group, Head of Equity Capital Markets, and Head of Investment Banking. Prior to Scotia Capital, she held several senior financial positions with operating companies. She started her career as an investment banker with a bulge bracket firm in New York. From 2013 to 2024, Ms. Kavanagh was a director of Hudbay Minerals Inc., a publicly traded Canadian mining corporation. She also previously served as a director of Sustainable Development Technology Canada, AST and AST Trust Company (Canada) (formerly Canadian Stock Transfer Company) and Cymax Technologies Group and as a member of the board of trustees of WPT Industrial REIT, formerly a publicly traded open-ended real estate investment trust. Ms. Kavanagh graduated from Harvard Business School with an MBA and received a Bachelor of Arts degree in Economics from Williams College.

The Board has determined that Ms. Kavanagh's extensive experience of complex financial and capital markets issues at banking institutions and the Ontario Securities Commission, where she demonstrated leadership capability and extensive knowledge of complex financial and public policy issues, qualifies her to serve as a member of the Board.

Current Public Company Directorships

+ Bausch Health Companies Inc.

Previous Public Company Directorships

+ Hudbay Minerals Inc.
+ WPT Industrial REIT (formerly publicly traded)

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[1] Mr. Icahn resigned from the Nominating and Corporate Governance Committee effective May 29, 2024 and his attendance is based on meetings held up to that date.

Karen L. Ling New York, USA



INDEPENDENT

Corporate Director

Age: 61

Director since: 2024

2024 Meeting Attendance:[1]

Board – 5/5

Talent and Compensation Committee – 3/3

Stock Ownership:

2,642 B+L Common Shares – $42,034

14,696 restricted share units (0 vested – $0 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $42,034, representing 11% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 53% of the director's annual retainer

Background

Ms. Ling serves as an independent director of the Company having served as a director since February 2024. She has previously served as Executive Vice President and Chief Human Resources Officer at American International Group, Inc., a multinational finance and insurance corporation, from 2019 to 2021 and, prior to that, at Allergan, a pharmaceutical company, from 2014 to 2019. She previously held senior human resources roles at Merck and Wyeth (now Pfizer). Ms. Ling serves as a director and chair of the Compensation and Human Capital Management Committee of iRhythm Technologies, Inc. and as a director and chair of the Compensation Committee of Galderma Group AG. She previously served on the boards of Mallinckrodt Plc and TherapeuticsMD Inc. Additionally, Ms. Ling has worked on the boards of two nonprofits; she is a former member of the board of ExpandEd Schools and a current member of the board of JED Foundation and chair of the Governance and Nominating Committee. She holds a B.A. in Economics from Yale University and a J.D. from the Boston University School of Law.

The Board has determined that Ms. Ling's extensive experience as an executive officer of a large public company and as a board member of a leading health care company qualifies her to serve as a member of the Board.

Current Public Company Directorships

+ iRhythm Technologies, Inc.
+ Galderma Group AG

Previous Public Company Directorships

+ TherapeuticsMD Inc.
+ Mallinckrodt Plc

John A. Paulson New York, USA



INDEPENDENT

President, Paulson Capital Inc.

Age: 69

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Nominating and Corporate Governance Committee – 4/4

Stock Ownership:

25,357 B+L Common Shares – $403,430

22,383 restricted share units (7,687 vested – $122,300 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $525,730, representing 131% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 657% of the director's annual retainer

Background

Mr. Paulson serves as an independent director of the Company having served as a director since April 2022. He has also served on the board of our parent, BHC, from June 2017 to May 2022 and rejoined the board of BHC as its Chairman on June 2022. Mr. Paulson is the President and Portfolio Manager and member of the Board of Paulson Capital Inc., an investment management company specializing in global mergers, event arbitrage and credit strategies. Mr. Paulson previously served as President and Portfolio Manager of Paulson & Co. Inc., which he founded in 1994. Prior to forming Paulson & Co. Inc., Mr. Paulson was a Partner of Gruss Partners and a Managing Director in mergers and acquisitions at Bear Stearns. Mr. Paulson has been a director of Acadian Asset Management Inc. (formerly BrightSphere Investment Group plc), a publicly traded asset management holding company, since November 2018, and has served as Chairman of the Board since April 2020. He is the also the Chairman of the Board (and majority owner) of private companies, Steinway Musical Instruments, Inc. and P.F. Chang's. Mr. Paulson previously served as a director of American International Group Inc., a multinational finance and insurance corporation, from May 2016 to June 2017. Mr. Paulson graduated with a degree in finance from New York University in 1978 and his MBA from Harvard Business School in 1980.

The Board has determined that Mr. Paulson's extensive experience as president and portfolio manager of an SEC-registered investment firm and his understanding of business and financial strategy in challenging environments qualify him to serve as a member of the Board.

Current Public Company Directorships

+ Acadian Asset Management Inc.
+ Bausch Health Companies Inc.

Previous Public Company Directorships

+ American International Group Inc.

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[1] Ms. Ling joined the Board on February 27, 2024 and the Talent and Compensation Committee on May 29, 2024 and her attendance is based on meetings held as of her appointment.

Russel C. Robertson Ontario, Canada



INDEPENDENT

Corporate Director

Age: 77

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Audit and Risk Committee – 8/8

Talent and Compensation Committee – 6/6

Stock Ownership:

5,808 B+L Common Shares – $92,405

36,558 restricted share units (21,862 vested – $347,824 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $440,229, representing 110% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 550% of the director's annual retainer

Background

Mr. Robertson serves as an independent director of the Company having served as a director since April 2022. From 2013 through August 2016, Mr. Robertson served as Executive Vice President and Head, Anti-Money Laundering, at BMO Financial Group ("BMO"), a diversified financial services organization. Prior to that role, he served as Executive Vice President, Business Integration from 2011 to 2013. He joined BMO as interim Chief Financial Officer, BMO Financial Group in 2008 and was appointed Chief Financial Officer, BMO Financial Group in 2009. Before joining BMO, Mr. Robertson spent over 35 years as a Chartered Public Accountant. In this capacity, he held various senior positions with a number of major accounting firms, including Vice Chair, Deloitte & Touche LLP in Toronto, Canada, from 2002 to 2008, and Canadian Managing Partner, Arthur Andersen LLP, from 1994 to 2002. Mr. Robertson previously served on the boards of our parent, BHC, Hydro One Limited, Turquoise Hill Resources Ltd. and Virtus Investment Partners, Inc. Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Ivey School of Business at the University of Western Ontario.

The Board has determined that Mr. Robertson's extensive experience of complex financial matters at Deloitte & Touche LLP and Arthur Andersen LLP, in-depth knowledge of financial and accounting matters, understanding of financial strategy in challenging environments, and leadership capabilities in senior finance positions qualify him to serve as a member of the Board.

Current Public Company Directorships

+ None

Previous Public Company Directorships

+ Bausch Health Companies Inc.
+ Hydro One Limited
+ Turquoise Hill Resources Ltd. (formerly publicly traded)
+ Virtus Investment Partners, Inc.

Thomas W. Ross, Sr. North Carolina, USA



INDEPENDENT

Lead Independent Director
Director, Volcker Alliance and President Emeritus, University of North Carolina

Age: 74

Director since: 2022

2024 Meeting Attendance:

Board – 8/8

Nominating and Corporate Governance Committee – 4/4

Talent and Compensation Committee – 6/6

Stock Ownership:

12,500 B+L Common Shares – $198,875

27,553 restricted share units (12,857 vested – $204,555 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $403,430, representing 101% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 504% of the director's annual retainer

Background

Mr. Ross has served as Lead Independent Director of the Board of the Company since March 6, 2023. Before that, he was the Chairman of the Board from July 19, 2022 to March 6, 2023 and Lead Independent Director of the Board from May 2022 to July 18, 2022, having served as a director since April 2022. Mr. Ross was on the board of our parent, BHC, from March 2016 to June 2022 and is on the board of Volcker Alliance, where he was President from July 2016 until December 31, 2021. Mr. Ross is currently President Emeritus of the University of North Carolina ("UNC"), following his tenure as President from January 2011 to January 2016. Mr. Ross was named the Sanford Distinguished Fellow in Public Policy at the Duke University Sanford School of Public Policy in 2016. Prior to becoming President of the UNC system, Mr. Ross served as President of Davidson College, Executive Director of the Z. Smith Reynolds Foundation, director of the North Carolina Administrative Office of the Courts, a Superior Court judge, chief of staff to U.S. Congressman Robin Britt, a member of the Greensboro, NC law firm Smith, Patterson, Follin, Curtis, James & Harkavy, and as an Assistant Professor of Public Law and Government at UNC Chapel Hill's School of Government. Mr. Ross holds a B.A. in Political Science from Davidson College and a J.D. from the University of North Carolina School of Law.

The Board has determined that Mr. Ross's demonstrated leadership in senior management positions, extensive experience with corporate governance responsibilities and complex knowledge of legal, compliance and operational issues qualify him to serve as a member of the Board.

Current Public Company Directorships

+ None

Previous Public Company Directorships

+ Bausch Health Companies Inc.

Brenton L. Saunders Florida, USA



NOT INDEPENDENT

Chairman of the Board and Chief Executive Officer, Bausch + Lomb Corporation

Age: 55
Director since: 2023

2024 Meeting Attendance:
Board – 8/8

Stock Ownership:

183,958 B+L Common Shares – $2,926,772

513,198 restricted share units (0 vested – $0 and 513,198 unvested - $8,164,980)

1,918,933 performance share units

2,488,644 options

Total Equity Value at Risk – $2,926,772 based on the value of the B+L Common Shares and vested restricted shares beneficially owned by him, but excluding all options, performance share units and unvested restricted share units

Mr. Saunders is subject to share ownership guidelines under the terms of his employment agreement with the Company, as further described in the section titled "Compensation Discussion and Analysis – Other Compensation Governance Practices – Share Ownership Guidelines" on page 51

Background

Mr. Saunders has served as our Chairman of the Board and Chief Executive Officer since March 2023. He also currently serves on the board of ARS Pharmaceuticals, Inc. and as chairman of the board of Beauty Health Company (f/k/a Vesper Healthcare Acquisition Corp.) He was Co-Founder and Chairman of Vesper Healthcare Acquisition Corp., a specialty purpose acquisition company from July 2020 to May 2021. He was Chairman, President and Chief Executive Officer of Allergan and served in the role of President and Chief Executive Officer from July 2014 to May 2020 and Chairman from October 2016 to May 2020, having previously served as Chief Executive Officer and President, and as director, of Forest Laboratories, Inc., prior to its acquisition by Allergan. Prior to that, he served as Chief Executive Officer of Bausch & Lomb Incorporated, serving in this capacity from March 2010 until August 2013. Mr. Saunders also held a number of leadership positions at Schering-Plough, including the position of President of Global Consumer Health Care and was named Head of Integration for the company's merger with Merck & Co. and for Schering-Plough's acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a partner and Head of Compliance Business Advisory at PricewaterhouseCoopers LLP. Prior to that, he was Chief Risk Officer at Coventry Health Care and Senior Vice President, Compliance, Legal and Regulatory at Home Care Corporation of America. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. In addition to his current public company director positions, he serves as a member of the board of private companies including Arena AI, Rapalogix Health, Inc., Cambrian Bio and Roam HQ Inc., where he also serves as the chairman of the board, and as a board advisor for Nextech Systems, LLC. He has also served as a member of the Executive Board of Trustees at Mount Sinai Medical Center since 2022. Mr. Saunders previously served on the boards of BridgeBio Pharma, Inc., Cisco Systems, Inc., Glo Pharma, Hugel (a semi-public company on the Korean exchange), Ocuterra Therapeutics and Osmind.

The Board has determined that Mr. Saunders' extensive experience in various aspects of health care and his leadership roles at several prominent global pharmaceutical and healthcare companies qualify him to serve as a member of the Board.

Current Public Company Directorships

+ ARS Pharmaceuticals, Inc.
+ Beauty Health Company

Previous Public Company Directorships

+ Allergan plc
+ BridgeBio Pharma, Inc.
+ Cisco Systems, Inc.
+ Hugel (a semipublic company on the Korean exchange)

Andrew C. von Eschenbach, M.D. Texas, USA



INDEPENDENT

President, Samaritan Health Initiatives, Inc.

Age: 83
Director since: 2022

2024 Meeting Attendance:
Board – 8/8

Nominating and Corporate Governance Committee – 4/4

Science and Technology Committee – 4/4

Stock Ownership:

12,500 B+L Common Shares – $198,875

27,553 restricted share units (12,857 vested – $204,555 and 14,696 unvested - $233,813)

Total Equity Value at Risk – $403,430, representing 101% of the Company's current aggregate amount of $400,000 required under the share ownership guidelines for non-employee directors and 504% of the director's annual retainer

Background

Dr. von Eschenbach serves as an independent director of the Company having served as a director since April 2022. Dr. von Eschenbach has been the President of Samaritan Health Initiatives, Inc., a health care policy consultancy, and an Adjunct Professor at the University of Texas MD Anderson Cancer Center, since 2010. He has served in advisory roles at Roivant Sciences Ltd, a pharmaceutical preparations company, since February 2023, a Senior Advisor of Orcosa, a clinical-stage life sciences company, since July 2022, the Milken Institute from 2011 to present and the Bipartisan Policy Center from 2019 to present. He served in the Davos Alzheimer's collaborative group from December 2021 to December 2022. From 2005 to 2009, Dr. von Eschenbach served as Commissioner of the U.S. Food and Drug Administration (the "FDA"). He was appointed Commissioner of the FDA after serving for four years as Director of the National Cancer Institute at the National Institutes of Health. As a researcher, clinician and administrator, Dr. von Eschenbach served for twenty-six years at the University of Texas MD Anderson Cancer Center as Chairman of Urology, Director of the Prostate Cancer Research Program and Executive Vice President and Chief Academic Officer. He serves as a director of TriSalus Life Sciences, a publicly traded company engaged in medical equipment manufacture. Dr. von Eschenbach is also a member of the board of the Angiogenesis Foundation, a non-profit organization supporting vascular research, and of the Regan Udall Foundation of the FDA, a non-profit organization formed to advance regulatory science and is a member of the Advisory Board of Arbital Health and the Wake Forrest Institute of Regenerative Medicine. Dr. von Eschenbach previously served as a director on the boards of Radius Health Inc., Celularity, Inc., Bausch Health Companies Inc. and the Prostate Cancer Foundation. He earned a B.S. from St. Joseph's University and a medical degree from the Georgetown University School of Medicine in Washington, DC. He completed his residency in surgery and urology at Pennsylvania Hospital and the University of Pennsylvania, respectively, and his urologic oncology fellowship at the University of Texas MD Anderson Cancer Center.

The Board has determined that Dr. von Eschenbach's extensive leadership experience in the public sector and at prominent medical systems in the United States and his understanding of operations and healthcare strategy in challenging environments qualify him to serve as a member of the Board.

Current Public Company Directorships

+ TriSalus Life Sciences, Inc.

Previous Public Company Directorships

+ Bausch Health Companies Inc.
+ Celularity, Inc.
+ Radius Health, Inc.

Director Nomination Process

The Board is responsible for nominating director candidates for election to the Board, and for appointing directors to the Board to fill any vacancies that may occur between annual elections of directors. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become directors and recommending to the Board director candidates for nomination either for election by shareholders or for appointment by the Board. In fulfilling this responsibility, the Nominating and Corporate Governance Committee considers, among other things, (i) the independence, skills, qualifications and experience of director candidates in a manner consistent with the selection criteria approved by the Board from time to time; (ii) the composition, competencies and skills of the Board as a whole, and the needs of the individual Board committees; (iii) the wide range of attributes, competencies, characteristics, experiences and backgrounds contemplated by the Company's Corporate Governance Guidelines, as described below; and (iv) in evaluating incumbent directors for re-nomination, the performance of such directors.

The Company does not have a director retirement policy or set term limits for independent directors, because the Board does not believe either is necessary to provide for adequate Board refreshment. The Nominating and Corporate Governance Committee actively considers this fact in recommending to the Board director candidates for nomination for election by shareholders. Our current Board is comprised of directors who have served on our Board, including, as applicable, the board of BHC, the parent company of Bausch + Lomb, from less than one year to more than fifteen years.

Composition of our Board

At Bausch + Lomb, we seek to maintain a Board comprised of talented and dedicated individuals whose skills and backgrounds reflect the diverse nature of the business environment in which we operate. The Board and the Nominating and Corporate Governance Committee are committed to a merit-based system for Board composition and they consider a wide range of attributes, competencies, characteristics, experiences and backgrounds, including the knowledge, experience, skills, expertise and diverse perspectives that the Board considers to be necessary for the Board, as a whole, to possess, together with the attributes, competencies, characteristics and backgrounds of the Board's current directors, as well as considerations under our Corporate Governance Guidelines when reviewing the Board composition in the director nomination and re-nomination process. Any search firm engaged to assist in identifying candidates for appointment to the Board will be directed to consider the desire of the Company to have its Board reflect a wide range of attributes, competencies, characteristics and backgrounds.

Submitting Director Recommendations to the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will also consider director recommendations submitted by the Company's shareholders. Shareholders who wish to have the Nominating and Corporate Governance Committee consider their recommendations should submit their recommendation in writing to the Nominating and Corporate Governance Committee, attention: Chair, Nominating and Corporate Governance Committee, Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4.

Director recommendations made by shareholders in such manner will undergo the same evaluation by the Nominating and Corporate Governance Committee and the Board as all other director nominees. For more detailed information on this evaluation process, please refer to the charter of the Nominating and Corporate Governance Committee, which is available on the Company's website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance–Governance Documents"). For additional information regarding our director standards, please refer to our Corporate Governance Guidelines, which are available on the Company's website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance–Governance Documents").

In order for a director candidate nominated by a shareholder to be included as a nominee in the management proxy circular and proxy statement for an Annual Meeting of Shareholders of Bausch + Lomb, such shareholder's nomination must satisfy the criteria and procedures prescribed under the CBCA and in Bausch + Lomb's by-laws. For additional information regarding the deadlines and procedures for submitting such nominations to Bausch + Lomb, please see the discussion on page 73 under "Other Shareholder Proposals and Director Nominations for the 2026 Annual Meeting of Shareholders."

Director Independence

The Board believes that, in order to be effective, our Board must be able to operate independently of management. As described in our Corporate Governance Guidelines, available on our website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance–Governance Documents"), a sufficient number of directors must satisfy the applicable tests of independence, such that the Board complies with all independence requirements under corporate and securities laws and stock exchange requirements applicable to the Company. The Corporate Governance Guidelines further provide that the Nominating and Corporate Governance Committee, as well as the Board, reviews the relationships that each director has with the Company in order to satisfy itself that these independence criteria have been met. On an annual basis, as part of our disclosure procedures, all directors complete a questionnaire pertaining to, among other things, share ownership, family and business relationships, and director independence standards. The Board must then disclose in the Company's annual management proxy circular and proxy statement the identity of each of the independent directors and the basis for the Board's determination for each of the directors who are not independent.

The Board is currently comprised of ten members. The Board has determined that nine of our ten current directors (or 90%) are "independent directors" within the meaning of applicable regulatory and stock exchange requirements in Canada and the United States, as none of them have a material relationship with the Company that could be reasonably expected to interfere with their exercise of independent judgment. The nine independent directors currently on the Board are:

Mr. Ross (Lead Independent Director)	Mr. Icahn	Mr. Paulson
Ms. Bernier	Ms. Kavanagh	Mr. Robertson
Mr. Hu	Ms. Ling	Dr. von Eschenbach

None of our current directors has entered into employment, service or similar contracts with us, with the exception of Mr. Saunders. Because Mr. Saunders is the Chief Executive Officer of the Company, the Board has determined that Mr. Saunders is not an independent director and will not be eligible to serve on the Audit and Risk Committee, the Talent and Compensation Committee, or the Nominating and Corporate Governance Committee.

Corporate Governance

Statement of Corporate Governance Practices

The Board is committed to sound and effective corporate governance practices with the goal of ensuring the Company's financial strength and overall business success. Our governance practices are periodically assessed against those practices suggested by recognized governance authorities and are designed to maintain alignment with shareholder interests and key governance best practices.

Board and Committee Structure

Board Leadership Structure


Brenton L. Saunders
Chairman of the Board and Chief Executive Officer
Thomas W. Ross, Sr.
Lead Independent Director
Independent Committee Chairs and Directors

Our Corporate Governance Guidelines provide that our Board may determine from time to time the most effective leadership structure for the Company, including whether the same individual should serve both as Chairman of the Board and the CEO. Mr. Saunders, our CEO, also serves as Chairman of the Board. Due to his in-depth knowledge of the healthcare industry, Mr. Saunders is well positioned to identify and lead Board deliberations regarding important matters relating to the Company's operations, strategic priorities, and overall development. The Board believes that serving as both CEO and Chairman of the Board enables Mr. Saunders to facilitate effective communication between Company management and the Board and to help ensure that key issues and recommendations are brought to the attention of the Board. The Board believes that this leadership structure, in conjunction with the appointment of a Lead Independent Director, is the most effective for the Company at this time, and that the existing corporate governance practices effectively achieve independent oversight and management accountability.

Our Corporate Governance Guidelines also provide that, if the same individual serves as Chairman of the Board and the CEO, or if the Chairman of the Board is otherwise not independent, our Board shall appoint a Lead Independent Director. Our independent directors annually appoint a Lead Independent Director. Mr. Ross has been appointed to serve as Lead Independent Director. Mr. Ross has served in this role since the Bausch + Lomb Initial Public Offering (the "B+L IPO") in May 2022, with a short stint as independent chairman, and previously served in such role with our parent, BHC. His extensive experience with our business and his corporate governance background have provided him with unique capabilities and insight which have positioned him well for this role.

The responsibilities of the Chairman of the Board are set forth in the Company's Position Description for the Chairman of the Board, and the responsibilities of the Lead Independent Director are set forth in the Company's Position Description for the Lead Independent Director. The Position Description for the Chairman of the Board is Exhibit A and the Position Description for the Lead Independent Director is Exhibit B to the Corporate Governance Guidelines, which are posted on the Company's website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance–Governance Documents"). Mr. Saunders' responsibilities as CEO are specified in the CEO Position Description, which was approved by the Board.

The responsibilities of the Lead Independent Director include: (i) fostering processes that allow the Board to function independently of management and encouraging open and effective communication between the Board and management of the Company; (ii) providing input to the Chairman on behalf of the independent directors with respect to Board agendas; (iii) presiding at all meetings of the Board at which the Chairman is not present, as well as regularly scheduled executive sessions of independent directors; (iv) in the case of a conflict of interest involving a director, if appropriate, asking the conflicted director to leave the room during discussion concerning such matter and, if appropriate, asking such director to recuse himself or herself from voting on the relevant matter; (v) communicating with the Chairman and the CEO, as appropriate, regarding meetings of the independent directors and resources and information necessary for the Board to effectively carry out its duties and responsibilities; (vi) serving as liaison between the Chairman and the independent directors; (vii) being available to directors who have concerns that cannot be addressed through the Chairman; (viii) calling meetings of the independent directors, as needed or when appropriate; (ix) being available for consultation and direct communication if requested by major shareholders; and (x) performing other functions as may reasonably be requested by the Board or the Chairman. In the event the Company appoints an independent Chairman of the Board, the responsibilities of the Lead Independent Director will be assumed by the independent Chairman of the Board.



Chairman Responsibilities

The Chairman will provide leadership to the Board in discharging its mandate as set out in the Charter, including by:

+ leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time

+ guiding the Board's deliberations so that appropriate strategic and policy decisions are made

+ promoting cohesiveness among the directors

+ satisfying himself that the responsibilities of the Board and its committees are well understood by the Board and acting as spokesperson for the Board

Board Committees

During 2024, the Board had four standing committees: the Audit and Risk Committee, the Talent and Compensation Committee, the Nominating and Corporate Governance Committee, and the Science and Technology Committee. The specific responsibilities of each of the Audit and Risk Committee, the Talent and Compensation Committee, the Nominating and Corporate Governance Committee, and the Science and Technology Committee are identified in the respective committee's charter. Copies of the charters for each of the foregoing committees are available on our website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance–Governance Documents") and are also available in print to shareholders upon request submitted to Investor Relations, Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4.

The Board has developed written position descriptions for the Chairs of each standing committee. The position description for the Chair of each standing committee is appended to the relevant committee's charter.

The Chairman of the Board and representatives of the Company are expected to be available to respond to questions from shareholders at the Meeting.

The table below sets forth each current director's membership on our Board committees:

	Audit and Risk Committee	Talent and Compensation Committee	Nominating and Corporate Governance Committee	Science and Technology Committee
Nathalie Bernier	○			○
Gary Hu	○	○		○
Brett Icahn				
Sarah B. Kavanagh	●		○	
Karen L. Ling[1]		●		
John A. Paulson			○	
Russel C. Robertson	○	○		
Thomas W. Ross, Sr.		○	●	
Brenton L. Saunders[2][3]				
Andrew C. von Eschenbach, M.D.			○	●

[1] Ms. Ling joined the board on February 27, 2024. She was appointed as Chair of the Talent and Compensation Committee effective as of May 29, 2024.

[2] Chief Executive Officer

[3] Chairman of the Board

● Chair

○ Member

Audit and Risk Committee

Members



Sarah B. Kavanagh
(Chair)

  

Nathalie   **Gary Hu**   **Russel C.**
Bernier   **Robertson**

Meetings in 2024:
8

Principal Responsibilities:

As described in the Audit and Risk Committee Charter, the key responsibilities of the Audit and Risk Committee include:

+ responsibility for reviewing and recommending to the Board our annual financial statements and management's discussion and analysis of results of operation and financial condition ("MD&A") and reviewing and approving our interim financial statements and MD&A;

+ periodically meeting with our internal auditor and with our external auditor without management being present as contemplated in the Audit and Risk Committee Charter;

+ recommending to the Board the external auditor to be nominated for approval by the Company's shareholders, as well as the compensation of the external auditor; and

+ establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing practices.

In accordance with the Audit and Risk Committee Charter, the Audit and Risk Committee also provides assistance to the Board in fulfilling its oversight function, including with respect to:

+ the quality and integrity of our financial statements;

+ compliance with the Code of Conduct and legal and regulatory requirements, including with respect to disclosure of financial information;

+ the qualifications, performance and independence of our external auditor;

+ the performance of our senior finance employees and internal audit function;

+ internal controls and certifications;

+ monitoring the appropriateness and effectiveness of the Company's risk management systems and policies, including evaluating on a regular basis the effectiveness and prudence of senior management in managing the Company's operations and the risks to which it is exposed; and

+ overseeing the Company's compliance programs, policies and procedures, and investigating compliance matters.

The Audit and Risk Committee is comprised of four independent directors: Ms. Kavanagh (Chair), Ms. Bernier, Mr. Hu and Mr. Robertson. The responsibilities, powers and operation of the Audit and Risk Committee are set out in the written charter of the Audit and Risk Committee. Pursuant to the Audit and Risk Committee Charter, each member of the Audit and Risk Committee is an independent director as defined and required by applicable regulatory and stock exchange rules. The Board has concluded that each member of the Audit and Risk Committee is "financially literate" as defined under National Instrument 52-110 – *Audit Committees* and as required under NYSE rules, and each of Ms. Bernier, Ms. Kavanagh and Mr. Robertson qualifies as an "audit committee financial expert" under the regulations promulgated by the SEC.

The Audit and Risk Committee Charter provides that no member of the Audit and Risk Committee may hold 10% or more of the Company's outstanding B+L Common Shares or serve simultaneously on the audit committee of more than two other public companies unless the Board determines that such simultaneous service would not impair his or her ability to serve effectively on the Audit and Risk Committee.

Talent and Compensation Committee

Members



**Karen L. Ling
(Chair)**

  

Gary Hu **Russel C. Robertson** **Thomas W Ross, Sr.**

Meetings in 2024:
6

Principal Responsibilities:

As described in the Talent and Compensation Committee Charter, the key responsibilities of the Talent and Compensation Committee include:

+ reviewing and approving corporate goals and objectives in connection with the compensation of our CEO, evaluating the CEO's performance in light of those goals and objectives, and (either as a committee or together with the other independent directors who satisfy the independence, "non-employee" and "outside director" requirements under the Talent and Compensation Committee Charter) determining and approving the compensation of the CEO based on such evaluation;

+ reviewing and approving each element of total compensation for all officers (as such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"));

+ reviewing and making recommendations to the Board regarding the adoption, amendment or termination of equity-based compensation plans;

+ reviewing and approving arrangements with executive officers relating to their employment relationships with us;

+ reviewing and approving any policies of the Company relating to the clawback, forfeiture, recoupment or recovery of any compensation;

+ administering clawback policies and taking any actions as permitted or required to facilitate the clawback, forfeiture, recoupment or recovery of compensation received by employees of the Company in accordance with such policies;

+ taking any actions as permitted or required by applicable law or the listing rules promulgated by the NYSE, TSX or any other stock exchange under which the common stock of the Company may be listed to facilitate the clawback, forfeiture, recoupment or recovery of compensation received by employees of the Company;

+ reviewing talent management and succession planning materials for key roles;

+ providing strategic supervision of our benefit plans, programs and policies; and

+ reviewing and recommending to the Board for approval the Compensation Discussion and Analysis to be included in the Company's annual management proxy circular and proxy statement and/or annual report on Form 10-K and preparing the Talent and Compensation Committee Report.

The Talent and Compensation Committee is comprised of four independent directors: Ms. Ling (Chair), Mr. Hu, Mr. Robertson and Mr. Ross. The responsibilities, powers and operation of the Talent and Compensation Committee are set out in the written charter of the Talent and Compensation Committee. In accordance with the Talent and Compensation Committee Charter, each member of the Talent and Compensation Committee is an independent director as defined and required by applicable regulatory and stock exchange rules.

Compensation Committee Interlocks and Insider Participation

Each of Ms. Ling, Mr. Hu, Mr. Robertson and Mr. Ross, representing all of the directors who served on the Talent and Compensation Committee during 2024, is (i) a non-employee director for purposes of Rule 16b-3 of the Exchange Act, as amended and (ii) an independent director. None of the members of the Talent and Compensation Committee is a current or former officer of the Company. There were no compensation committee interlocks with other companies in 2024 within the meaning of Item 407(e)(4)(iii) of Regulation S-K. See "Other Matters – Certain Related-Party Transactions" on page 67 for a description of related-party transactions.

Compensation

For details on the philosophy and approach adopted by the Talent and Compensation Committee with respect to compensation of our officers, please see "Compensation Discussion and Analysis" beginning on page 36.

The Talent and Compensation Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate. It shall, annually, or on an as-needed basis, specify the work to be performed by, and agree on the associated fees to be paid to, the compensation consultants. It shall also review annually the work performed and fees paid. In addition, the Talent and Compensation Committee Charter provides that the Talent and Compensation Committee shall report to the Board, on an annual basis, the nature of any additional work or non-Board based services conducted by any such compensation consultant and associated fees paid, if approved by the Chair of the Talent and Compensation Committee.

Periodically, and at least annually, the Talent and Compensation Committee selects and retains independent consultants to conduct comprehensive reviews and assessments of our policies, procedures and internal controls for setting compensation of the CEO and other members of senior management. The consultant prepares and submits relevant information and analyses to the Talent and Compensation Committee. As discussed below under "Compensation Discussion and Analysis," in 2024, the Talent and Compensation Committee retained Pay Governance LLC ("Pay Governance"), as its independent consultant to provide advice on compensation matters. Pay Governance's services included the following: (i) periodically reviewing our executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of a peer group; (ii) advising the Talent and Compensation Committee with regard to the compensation packages of the CEO and other members of senior management; (iii) reviewing the proxy circular and proxy statement and specifically the Compensation Discussion and Analysis; and (iv) preparing materials for and attending select Talent and Compensation Committee Meetings. Pay Governance did not provide any additional services to the Company during the fiscal year 2024. The Talent and Compensation Committee has assessed, at the relevant times, the independence of Pay Governance and concluded that its engagement of Pay Governance did not raise any conflict of interest with the Company or any of the Company's directors or executive officers.

The Talent and Compensation Committee considers the advice and analysis of the independent compensation consultants, together with other factors the Talent and Compensation Committee considers appropriate (including feedback from shareholders and corporate governance groups, market data, knowledge of the comparator group and personal knowledge and experience of the Talent and Compensation Committee members), in reaching its decisions and making compensation determinations for the CEO and executive officers.

Nominating and Corporate Governance Committee

Members



**Thomas W. Ross, Sr.
(Chair)**



**Sarah B.
Kavanagh**



**John A.
Paulson**

**Andrew C.
von
Eschenbach,
M.D.**

Meetings in 2024:
4

Principal Responsibilities:

As described in the Nominating and Corporate Governance Committee Charter, the key responsibilities of the Nominating and Corporate Governance Committee include:

+ identifying individuals qualified to become directors and recommending to the Board new nominees for election by shareholders or for appointment by the Board, and engaging the services of third-party search firms to assist in identifying such individuals;

+ providing recommendations to the Board regarding the competencies and skills the Board should possess, and the qualifications of its directors;

+ making recommendations to the Board with respect to director compensation;

+ recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures;

+ developing new charters for any new committees established by the Board, if not otherwise mandated by the Board;

+ monitoring relationships and communication between management and the Board and monitoring emerging best practices in corporate governance;

+ assisting the Board in fulfilling its oversight responsibilities with respect to environmental, social and governance ("ESG") programs and initiatives by overseeing management's plans with respect to the identification and measurement of short- and long-term sustainability and other ESG-related objectives for the Company;

+ approving any material ESG-related commitments of the Company;

+ assessing compliance with the Company's equity ownership guidelines for non-management directors;

+ reviewing the composition and mandate of the Board and each committee of the Board annually and, if appropriate, recommending to the Board any changes it considers desirable with respect thereto; and

+ overseeing our orientation process for new directors and our continuing education program for all directors.

The Nominating and Corporate Governance Committee is comprised of four independent directors: Mr. Ross (Chair), Ms. Kavanagh, Mr. Paulson and Dr. von Eschenbach. The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are set out in the committee's written charter. As required by the Nominating and Corporate Governance Committee Charter, each member of the Nominating and Corporate Governance Committee is an independent director as defined and required by applicable regulatory and stock exchange rules.

Science and Technology Committee

Members



Andrew C. von Eschenbach, M.D. (Chair)

 

Nathalie Bernier   **Gary Hu**

Meetings in 2024:
4

Principal Responsibilities:

As part of its mandate, the Science and Technology Committee's key responsibilities include the following:

+ assisting and advising the Board on the Company's strategic direction of, and investment in, research and development and technology;

+ reviewing, discussing and informing the Board of new and emerging trends in pharmaceutical science and technology;

+ reviewing and advising the Board regarding the quality, direction and competitiveness of the Company's R&D programs through the evaluation of key metrics, industry updates and scientific breakthroughs, as applicable, provided by the Company and its Chief Medical Officer;

+ reviewing and advising the Board regarding the progress of the Company in achieving its long-term strategic R&D goals and objectives;

+ reviewing the Company's R&D pipeline, and discussing opportunities for further product development and/or enhancements, including the scientific and technological review of business development and M&A opportunities;

+ making recommendations as to which selected Company products in market or in development should be presented to the Board; and

+ overseeing the review of product recalls and product-related incidents with respect to patient and Company reputational impact.

The Science and Technology Committee is comprised of three independent directors: Dr. von Eschenbach (Chair), Ms. Bernier and Mr. Hu. The Science and Technology Committee was established to assist and provide advice or recommendations to the Board on the Company's strategic direction of, and investment in, research and development and technology and generally meets on a quarterly basis where it receives reports from the Company's EVP of Research & Development and Chief Medical Officer and other stakeholders.

Meetings of the Board

The Board meets regularly, at least once per quarter, including at least once annually to review our strategic plan. Additional meetings can be called when necessary. In 2024, the Board had four regularly scheduled meetings and four ad hoc meetings to review specific matters. All agendas for Board and Board committee meetings are set by the Chairman of the Board in consultation with the Lead Independent Director and Board committee Chairs, as necessary.

During 2024, the Board had four standing committees: the Audit and Risk Committee, the Talent and Compensation Committee, the Nominating and Corporate Governance Committee and the Science and Technology Committee.

Directors are expected to attend and participate in substantially all meetings of the Board and of all committees on which they serve. The Board and Board committee attendance records for 2024 for all of our directors are set forth below.

Director	Board Meetings (8)		Audit and Risk Committee Meetings (8)		Nominating and Corporate Governance Committee Meetings (4)		Science and Technology Committee (4)		Talent and Compensation Committee Meetings (6)		Overall	
	#	%	#	%	#	%	#	%	#	%	#	%
Nathalie Bernier	7	88	8	100	—	—	4	100	—	—	19/20	95
Richard U. De Schutter[1]	3	100	—	—	—	—	2	100	2	67	7/8	88
Gary Hu	8	100	8	100	—	—	4	100	6	100	26/26	100
Brett Icahn[2]	8	100	—	—	2	100	—	—	—	—	10/10	100
Sarah B. Kavanagh	8	100	8	100	4	100	—	—	—	—	20/20	100
Karen L. Ling[3]	5	100	—	—	—	—	—	—	3	100	8/8	100
John A. Paulson	8	100	—	—	4	100	—	—	—	—	12/12	100
Russel C. Robertson	8	100	8	100	—	—	—	—	6	100	22/22	100
Thomas W. Ross, Sr.	8	100	—	—	4	100	—	—	6	100	18/18	100
Brenton L. Saunders	8	100	—	—	—	—	—	—	—	—	8/8	100
Andrew C. von Eschenbach, M.D.	8	100	—	—	4	100	4	100	—	—	16/16	100

[1] Mr. De Schutter resigned from the Board and its committees effective March 29, 2024 and his attendance is based on meetings held up to that date.

[2] Mr. Icahn resigned from the Nominating and Corporate Governance Committee effective May 29, 2024 and his attendance is based on meetings held up to that date.

[3] Ms. Ling joined the Board on February 27, 2024 and the Talent and Compensation Committee on May 29, 2024 and her attendance is based on meetings held as of her appointment.

Executive Session

The Corporate Governance Guidelines provide that the independent directors of the Board may meet in executive session at any meeting of the Board, and that an opportunity shall be provided during the meeting for any member of the Board to make such a request. The independent directors generally meet in executive sessions without management present during their regularly scheduled Board and committee meetings, and on an as-needed basis during ad hoc meetings. Mr. Ross, our Lead Independent Director, presides over executive sessions of the Board, and the committee chairs, all of whom are independent, preside over executive sessions of the Committees. During 2024, our independent directors held executive sessions at each of the four regularly scheduled Board meetings.

Annual Meeting of Shareholders

Although we do not have a formal policy requiring our directors to attend our annual meetings of shareholders, we encourage all directors to attend our annual meetings.

Annual Evaluation Process

The Nominating and Corporate Governance Committee annually develops and recommends processes for assessing the performance and effectiveness of the Board and the committees of the Board and reports the results of such assessments to the Board on an annual basis. In 2024, the Nominating and Corporate Governance Committee recommended to the Board that the Board and committees each complete self-assessments, including a review of the compliance of the Board and each committee with their respective charters, the adequacy of information provided, the skills and experience of the members, and other matters. After a review of the results by the Chairman of the Board and Lead Independent Director, the results were shared with the Board and each standing committee for review and discussion. The Board completed its annual evaluation process in February 2025.

The Nominating and Corporate Governance Committee also annually reviews director compensation and makes recommendations regarding director compensation. The committee retains Pay Governance to assist with evaluating and making these recommendations. For additional information regarding the compensation of our non-employee directors, and the role of the Nominating and Corporate Governance Committee in reviewing and recommending changes to non-employee director compensation, please see "Non-Employee Director Compensation Program" on page 30.

Director Orientation and Continuing Education

The Nominating and Corporate Governance Committee oversees new director orientation and director continuing education. Orientation is tailored to the needs of each new director depending on his or her prior experience and knowledge of the Company and industry acquired before joining the Board and committee appointments. New directors meet with existing directors, executive officers, members of management and third-party advisors for informational briefings and are invited to visit our off-site facilities. Director continuing education is provided to assist directors in maintaining or enhancing their skills and abilities as directors and updating their knowledge and understanding of the Company and the eye health industry. Management and outside advisors provide informational and educational sessions to the Board and its committees as necessary to keep the directors up to date with respect to matters relating to the Company, its business and the environment in which it operates as well as with developments relating to the responsibilities of directors. Directors may attend outside industry conferences and educational seminars that are relevant to their roles at the Company's expense, with the prior approval of the Chairman of the Board. In addition, the Company sponsors membership by each director to the National Association of Corporate Directors. In 2024, our directors participated in continuing education offerings at the Company and at offsite conferences on such topics as financial reporting, audits, regulatory developments, tax, privacy and cybersecurity, risk ownership and management, environmental, social and governance, corporate governance, eye healthcare industry developments and diseases of the eye.

Key Areas of Board Oversight

Board Oversight Overview

The Board is responsible for the overall stewardship of the Company and its business, including supervising the management of the Company's business and affairs. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board and to our officers. Under the charter of the Board (the "Board Charter"), the Board has established committees to assist with its responsibilities. Our current standing Board committees are: the Audit and Risk Committee, the Talent and Compensation Committee, the Nominating and Corporate Governance Committee, and the Science and Technology Committee.

Under the Board Charter, the Board is responsible for, among other things, the following corporate governance-related matters:

(i)   overseeing the Company's performance and the quality, depth and continuity of management needed to meet the Company's strategic objectives;

(ii)   developing and approving the Company's approach to and practices regarding corporate governance;

(iii)   succession planning;

(iv)   overseeing orientation and education programs for new directors and ongoing education opportunities for continuing directors;

(v)   reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure preserve and enhance the business of the Company and the Company's underlying value;

(vi)   approving and assessing compliance with all significant policies and procedures by which the Company is operating, including Bausch + Lomb's Code of Conduct (see description on page 29);

(vii) reviewing the Company's principal risks and assessing whether appropriate systems are in place to manage such risks; and

(viii) ensuring the integrity and adequacy of the Company's internal controls.

The Board Charter is attached to this Proxy Statement as Appendix A and is available on our website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance – Governance Documents").

Risk Oversight

The Board participates in risk management oversight, with a view to supporting the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance and enhancing shareholder value. In addition, the Audit and Risk Committee assists the Board in monitoring and overseeing the Company's Code of Conduct and compliance programs and policies, including with respect to cybersecurity risks, provides oversight for the Company's global ethics and healthcare compliance program, and oversees the Company's receipt and handling of business ethics reports received pursuant to the Company's Business Ethics Reporting Policy. Various other committees of the Board also have responsibility for monitoring risk management in specific areas. For example, the Talent and Compensation Committee annually reviews and discusses with management the relationship between the Company's compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Company. In addition, the Nominating and Corporate Governance Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee also oversees and reviews evaluations of the Board and each of our Board committees. Furthermore, the Science and Technology Committee oversees risks relating to (i) the Company's product pipeline; (ii) R&D initiatives; and (iii) regulatory matters.

Under the supervision of the Board, management is responsible for assessing and managing the exposure to various risks. We have a global Enterprise Risk Management ("ERM") office. The objectives of the ERM office include, but are not limited to, managing known risks through assessments and action plans, identifying emerging risks and reporting on the ERM process and risk findings to the Audit and Risk Committee on a quarterly basis.

Cybersecurity

Cybersecurity risk management is an integral part of our overall ERM program. In order to assess, identify, manage and address the risk of cybersecurity threats or incidents, we have established a Cybersecurity Risk Management Program, which uses a risk-based approach to implement multi-layered controls designed to enable Bausch + Lomb to maintain agility while protecting critical infrastructure and data. This program implements controls and frameworks designed to align with industry best practices, including those based on the National Institute of Standards and Technology Cybersecurity Framework, the Sarbanes-Oxley Act of 2002 and the Health Insurance Portability and Accountability Act ("HIPAA"). The Cybersecurity Risk Management Program is designed to identify potential vulnerabilities and threats and develop strategies to mitigate and remediate them. To assess, identify, manage, address and minimize the effects of a cybersecurity threat or incident, or a series of related cybersecurity threats or incidents, we undertake a range of activities, including monitoring our systems and networks, incident response planning, and employee training. We also have business continuity and disaster recovery plans in place in the event of a cybersecurity incident, which are regularly reviewed and updated as needed. We also regularly engage third-party assessors, consultants, auditors, and other experts to help identify, assess and address potential threats or incidents.

For further information on the corporate governance structures we employ as part of our Cybersecurity Risk Management Program, please refer to our Annual Report.

Environmental, Social and Governance

As stated in our Sustainable Business Policy, Bausch + Lomb is committed to supporting and enhancing the communities in which we operate and continuously reducing the environmental impacts of our products, supply chain, manufacturing, distribution, sales and administrative support functions. Our sustainability principles are designed to support the achievement of Bausch + Lomb's business objectives, meet the needs of patients, customers, consumers, regulators, and stakeholders today, while protecting and sustaining the community, the environment, and natural resources so they are available for *future* generations.

Bausch + Lomb is dedicated to fulfilling our mission of helping people see better to live better, and doing so sustainably. This requires being transparent and accountable regarding our sustainable business practices.

To reflect this, we published our inaugural 2022 Sustainability Impact Report in April 2023, which showcased our progress with implementing a companywide sustainability strategy and measured performance since our initial public offering on May 6, 2022.

Building on the baseline we established in 2022, and the continual development of our sustainability strategy, we conducted a double materiality assessment in 2023 to help us strategically identify critical environmental, social and governance topics impacting our business and stakeholders. Information about the assessment and the results are included in our 2023 Sustainability Impact Report that we issued in May 2024. We updated our double materiality assessment again in 2025 and expect to publish our 2024 Sustainability Impact Report in May 2025, following the same alignment with the Global Reporting Initiative (GRI) standards, the Sustainability Accounting Standards Board (SASB) standards for Biotechnology and Pharmaceuticals and the SASB standards for Medical Equipment and Supplies.

We continue to build our sustainability strategy with a focus on developing goals, targets and action plans to control our impacts, risks and opportunities associated with these material topics. These efforts position us for timely reporting for the European Union's Corporate Sustainability Reporting Directive (CSRD), the European Corporate Sustainability Due Diligence Directive (CSDDD), California's Climate Corporate Data Accountability Act (SB 253) and Climate-Related Financial Risk Report (SB 261) regulations, and other pending requirements, if and when they come into force.

Board Oversight of ESG Matters

ESG governance and oversight allow us to understand, manage and hold ourselves accountable for the commitment to reduce the impacts we have on people and the planet.

The Board, and in particular the Board committees, are responsible for overseeing the identification of the principal risks of the Company's business, including risks relating to ESG and sustainability matters, and the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

The Audit and Risk Committee, Nominating and Corporate Governance Committee and Talent and Compensation Committee share responsibility for oversight of our ESG and sustainability practices and programs.

+ The Talent and Compensation Committee oversees human capital management programs and the processes, policies and governance related to our executive compensation practices;
+ The Audit and Risk Committee oversees our compliance and ethics programs; and
+ The Nominating and Corporate Governance Committee oversees Board governance practices, ESG and Sustainability programs and corporate governance policies.

In its oversight role, the Board receives regular updates from each of these standing committees and from our leadership. The Nominating and Corporate Governance Committee receives a quarterly ESG and sustainability status update that includes progress on the Company's programs.

Our commitment to strong ESG and sustainability practices and governance is also enshrined in our Global Sustainable Business Policy, Global Human Rights Policy and annual Sustainability Impact Report. Our Global Sustainable Business Policy is part of our commitment to supporting and enhancing the communities in which we operate and continuously reducing the environmental impact of our products, supply chain, manufacturing, distribution, sales, and administrative support functions.

Key Areas of Focus and Progress

Below are a few examples of initiatives and highlights from our ESG initiatives in the past year:

 **Environmental Highlights**

+ As of November 2024, we have collected more than 94 million units, or 569,743 pounds, of used contact lens, eye care and lens care packaging materials through our ONE by ONE and Biotrue® Eye Care recycling collection sites in the US since 2016. The ONE by ONE and Biotrue® Eye Care recycling programs have won the Best in Biz Award 2024 – Gold Winner Most Environmentally Friendly Service of the Year award.

+ 2024 was a year of significant progress for Bausch + Lomb's climate change-related efforts and strategy. While we continued to work towards reducing greenhouse gas ("GHG") emissions across our business through renewable energy and energy efficiency initiatives, we also partnered with a third party to develop a global decarbonization strategy.

+ We expect to implement quick wins such as deploying energy efficiency initiatives that require no or minimal capital investment. Examples include changing setpoint temperature of chillers, compressed air upgrades, insulation on heating and chilling equipment and heat recovery. The majority of decarbonization levers are slated to be implemented in the medium- to long-term.

+ We continue to enhance our capabilities for tracking, measuring and disclosing our Scope 1, 2 and 3 GHG emissions, as well as other pertinent climate-related data. In 2024, we have again disclosed details of our energy consumption and Scope 1 and 2 GHG emissions to CDP and in the Data Tables of our annual Sustainability Impact Report.

+ We conducted an assessment of potentially relevant Scope 3 emissions categories in preparation for future compliance with GHG disclosure requirements.

+ In the U.K., we disclosed Scope 1, 2 and 3 emissions as part of our U.K.-specific Carbon Reduction Plan.

+ Our newest facility in the Netherlands features a green roof. It is completely covered with planters along the edge for ornamental grass to grow. The side of the building also contains a mesh for vines and other plants to grow and the roof is covered with solar panels.

+ For each of our R&D projects, governance boards are in place to review new products and participate in our stage gate process. These boards help us identify ways we can design and develop products that are more environmentally friendly in their manufacturing, packaging and end-use.

+ We also initiated an assessment to understand our environmental factors as part of our sourcing and supplier selection procedures.

 **Social Highlights**

+ We focused on enhancing our companywide safety observation program, by executing a campaign focused on increasing near miss reporting, completing appropriate documentation and addressing near misses and incidents via corrective and preventative measures. Following the campaign, we saw an increase in safety observation and near miss reporting, reflecting the effectiveness of our efforts.

+ We enhanced our health and safety management system by cascading policies, procedures and standards to our colleagues at all levels of the organization in a formalized manner based on their role.

+ 14 sites conducted employee health and safety fairs, with over 30 vendors participating at each location.

+ Our Greenville, South Carolina facility developed a phone app in partnership with a third party to support safety observation reporting. The app teaches and enables efficient and effective reporting of both positive and negative peer behaviors.

+ We believe that we drive success together, in turn, we strive to make Bausch + Lomb a great place to work and to nurture a high-performance culture where our colleagues can contribute fully to our collective mission. Our HR organization maintains responsibility for talent attraction, engagement and retention at Bausch + Lomb, with oversight from our Executive Leadership Team and the Talent and Compensation Committee of the Board.

+ We believe engagement and retention go hand in hand. We utilize various tools to engage with our colleagues and ensure they feel seen, heard and appreciated. One of the primary mechanisms we utilize to both drive and improve engagement is our Global Employee Engagement Survey, which is titled "Your Voice Matters."

+ We are proud to report that in 2024, 83% of Bausch + Lomb employees participated in the Your Voice Matters Global Employee Engagement Survey, representing an increase of 6% from participation in our 2022 survey and surpassing industry standards.

+ During the summer of 2024, Bausch + Lomb hosted over 50 paid internships in the United States in a multitude of disciplines, ranging from Marketing, Finance, Information Technology, R&D, Operations, Quality and Supply Chain.

+ We launched a new global performance management program focused on the power of our people and the way we work. The new system aims to instill greater accountability through goal setting, mid-year and year-end coaching and feedback and also supports consistency and alignment on performance ratings across the organization.

+ In the aftermath of Hurricanes Helene and Milton in October 2024, the Bausch + Lomb Foundation donated $10,000 to the United Way and matched 100+ generous employee contributions – together raising more than $26,000. The funds were distributed through United Way chapters in areas impacted by the hurricanes to help those in need, including many Bausch + Lomb colleagues.

+ Beyond monetary donations to community causes, Bausch + Lomb also partners with Medicine for All People (MAP) International to bring medical products to vulnerable people all over the world. In 2024, more than 45,000 units of B+L product valued at more than $13 million USD were donated.

+ Colleague Driven Efforts
  + St. Louis, Missouri: Annually, employees in the St. Louis area collect food and supplies for USO Missouri, an organization that serves active, reserve and National Guard military members and their families.
  + Waterford: In Waterford, employees placed a Christmas tree on site with homemade decorations featuring gift requests from children in need. Employees take a decoration and purchase the noted gifts, a tradition which has been running for more than 10 years.
  + Tampa: For the second year, the Bausch + Lomb team in Tampa hosted seniors from Armwood High School in partnership with The Future Career Academy (FCA). Through presentations and tours, employees offered students a view of the daily life of a Bausch + Lomb employee and the opportunities that exist for career advancement, tuition reimbursement and competitive benefits

+ Bausch + Lomb launched a dry eye awareness campaign in light of the increasing pervasiveness of the condition caused by expanded technology usage. In September, Bausch + Lomb convened nearly 300 eye care professionals in Las Vegas, Nevada, for a discussion on the state of dry eye.

+ We achieved our corporate Not-to-Exceed Days Away Rate (DAR) of 4.9 DAR against our goal of 6, a measure of the impact of workplace injuries and illnesses, which is a key focus for our Environmental Health, Safety + Sustainability (EHS+S) team.

 **Governance Highlights**

+ In 2024, we rolled out interactive access to our Code of Conduct on our corporate website.

+ In 2024, our Board amended our Insider Trading Policy to incorporate the Company's policies relating to blackouts, Rule 10b5-1 Plans and Company share repurchases and amended the Board's Science and Technology Committee Charter to include oversight of the review of product recalls and product-related incidents with respect to patient and Company reputational impact.

+ In 2024, over 99.5% of employees completed Code of Conduct and corporate governance training, which covers our anti-bribery and business ethics reporting policies.

Board Role in Succession Planning

The Board regularly undertakes a thorough review of succession planning for the members of the Company's Executive Leadership Team, including our CEO, over the course of the year, led by the efforts of the Talent and Compensation Committee. The Talent and Compensation Committee continuously reviews the Executive Leadership Team and key positions within the Company to help ensure the continuity and comprehensiveness of succession planning companywide.

The Board regularly receives exposure to executives, managers and other personnel in the organization by having the executives and managers participate in Board meetings and present on the Company's business and strategy. The Board's participation in these events provides significant exposure to the Company's Executive Leadership Team and strategic focus, which greatly enhances the Board's ability to conduct succession planning, as well as to gain insight as it oversees organization risk and strategy.

Shareholder Outreach and Engagement

Throughout the year, Bausch + Lomb communicates with shareholders and other stakeholders through a variety of channels, including our annual and quarterly reports, quarterly earnings conference calls, proxy statement, news releases and presentations at industry and investor conferences. Some of our shareholder engagement practices are outlined below:

Event	Who We Engage With	Who Engages	What We Talk About
Annual Meeting	Shareholders	• The Board • Chairman of the Board • CEO • Senior management	Business of the meeting (financial statements, director elections, say-on-pay, say-when-pay and other matters that may come before the meeting).
Quarterly Earnings Conference Calls	Shareholders and financial analysts	• CEO • CFO • Senior management	Latest financial statement and management's discussion and analysis. Bausch + Lomb's earnings conference calls include a question-and-answer session.
News Releases	Shareholders, financial analysts and media	• Senior management • Third party partners	Quarterly results and various corporate developments that occur throughout the year.
Regular Meetings, Calls and Discussions	Shareholders, financial analysts and media	• The Board • CEO • CFO • Senior management	Responding to inquiries received.
Investor and Industry Conferences	Shareholders, financial analysts, media and other stakeholders	• CEO • CFO • Senior management	Corporate developments and product updates.

Communication with the Board

Shareholders and other interested parties may contact the Company's directors, the Chairman of the Board or independent directors in writing, as a group or individually, by directing their correspondence to the attention of Bausch + Lomb Investor Relations, Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4. Shareholders may contact the independent directors and/or the Chairman of the Board with the assistance of the Company's Investor Relations Department. Shareholders or other interested persons can call or send a letter or email to:

Bausch + Lomb Corporation
Investor Relations
520 Applewood Crescent
Vaughan, Ontario, Canada L4K 4B4
Phone: (877) 354-3705
Email: ir@bausch.com

Shareholders and other interested parties may also contact the Company's directors by calling the Company's helpline in the United States and Canada at (877) 354-3705. The Company's Corporate Secretary will log incoming information and forward appropriate messages promptly to the director(s). Communications are distributed to the Board or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication.

Certain items that are unrelated to the duties and responsibilities of the Board will not be distributed to the Board, such as mass mailings, product complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is inappropriate or unsuitable will be excluded, with the provision that any communication that is excluded must be made available to any non-employee director upon request.

Communications that include information better addressed by the Audit and Risk Committee will be addressed directly by that Committee.

The Company has specifically consulted with its stakeholders on matters including executive compensation. See "Compensation Discussion and Analysis – Shareholder Engagement" beginning on page 40 for additional information.

Other Governance Policies and Practices

Ethical Business Conduct

Bausch + Lomb Code of Conduct

We promote a Code of Conduct that applies to all employees, Company officers and directors, and our worldwide subsidiaries and partners. Among other purposes, the Code of Conduct is designed to deter wrongdoing and promote honest, transparent and ethical conduct, including (i) the proper handling of actual or perceived conflicts of interest; (ii) full, fair, accurate, timely and understandable public disclosure; (iii) compliance with applicable laws, regulations and Company policies; (iv) protection of the Company's assets; and (v) maintaining a safe work environment.

Within our Code of Conduct, we require all employees, including the CEO and senior finance executives and directors, to comply fully with all applicable securities laws, rules and regulations including with respect to press releases, disclosures and trading in the Company's securities. Our employees and directors are required to maintain an understanding of, and ensure their compliance with, the Code of Conduct and all policies referenced in our Code of Conduct including the Business Ethics Reporting Policy, Corporate Disclosure Policy, Insider Trading Policy and our Anti-Bribery Policy. Supervisors are responsible for maintaining awareness of the Code of Conduct, and we require all employees to report violations of the Code of Conduct. The Company conducts regular reviews to test compliance with the Code of Conduct. Subject to the Board's approval, responsibility for the establishment and periodic review and update of the Code of Conduct falls within the mandate of the Audit and Risk Committee.

All individuals subject to the Code of Conduct are obligated to promptly report violations and potential violations of law, the Code of Conduct, or Company policies referenced in the Code of Conduct. Such violations or suspected violations may be reported to the appropriate Company representative, or anonymously and confidentially through the Company's business ethics hotline, without fear of retaliation. All potential violations must be reported to the Company's Chief Legal Officer and Chief Ethics & Compliance Officer. We have established reporting procedures in order to encourage employees and directors to raise concerns regarding matters addressed by the Code of Conduct on a confidential basis free from discrimination, retaliation or harassment. Company employees who violate the Code of Conduct may face disciplinary actions, including dismissal.

The Company has also adopted a Business Ethics Reporting Policy that defines how complaints regarding violations or perceived violations of Company policies, including the Code of Conduct and all applicable laws and regulations, are to be reported, investigated and resolved.

The foregoing description of the Code of Conduct is intended as a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to all of the provisions of the Code of Conduct, a copy of which is available on our website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance – Governance Documents"). These documents are also available in print to shareholders upon request. Shareholders may submit their request to Investor Relations, Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4.

We intend to satisfy disclosure requirements under the applicable U.S. federal securities laws regarding amendments to, or waivers of, any provision of the Code of Conduct including the Code of Ethics, by posting such information on the Company's website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance – Governance Documents").

Non-Employee Director Compensation Program

We maintain a non-employee director compensation program pursuant to which our non-employee directors are eligible to receive annual retainers and annual equity grants for their service on the Board and committees thereof, as follows:

+ *Board Member*: Each non-employee director will receive an $80,000 annual cash retainer and an annual equity retainer in the form of RSUs with a target grant date fair value of $240,000 granted under the Bausch + Lomb Corporation 2022 Omnibus Plan (as amended and restated) (the "Omnibus Plan"). These annual grants of RSUs vest and are deliverable immediately prior to the next annual meeting of shareholders, unless the director elects to defer issuance of the B+L Common Shares underlying the RSUs until the director's separation from the Company, or "separation from service". For 2024, our non-employee directors received an annual grant of 12,857 RSUs under the Omnibus Plan. In July 2023, at the recommendation of the Nominating and Corporate Governance Committee, the Board approved an increase of the annual equity retainer target grant date fair value by $15,000 from $225,000 to $240,000. In July 2024, at the recommendation of the Nominating and Corporate Governance Committee, the Board approved the existing compensation structure with no changes.
+ *Non-Executive Chairman and Lead Independent Director*: Non-employee directors will receive an additional $150,000 for their service as the non-executive chairman and $40,000 for their service as Lead Independent Director, as applicable.
+ *Committee Chairs*: Chairs of the Audit and Risk Committee, Nominating and Corporate Governance Committee, Science and Technology Committee, and Talent and Compensation Committee will receive an additional $25,000, $15,000, $15,000 and $20,000, respectively, as an annual cash retainer.
+ *Committee Member*s: Non-chair members of the Audit and Risk Committee, Nominating and Corporate Governance Committee, Science and Technology Committee, and Talent and Compensation Committee will receive an additional $12,500, $7,500, $7,500 and $10,000, respectively, as an annual cash retainer.

Under the non-employee director compensation program, our non-employee directors may elect to receive their fees in cash, in RSUs, or in a combination of cash and RSUs. RSUs received pursuant to this election are paid in a lump sum of the B+L Common Shares upon separation from service. All fees, whether payable in cash or RSUs, are delivered in quarterly installments. In addition to the above fees, directors are also reimbursed for their out-of-pocket expenses in connection with attending in-person meetings. In addition, the sum of the aggregate fair market value of all equity-based grants and cash fees paid to a single non-employee director, for service as a non-employee director in a fiscal year, will not exceed $750,000.

Our Nominating and Corporate Governance Committee administers the non-employee director compensation program and is required by its charter to periodically review and make recommendations to the full Board regarding the compensation of our non-employee directors. The Nominating and Corporate Governance Committee has sole authority under its charter to retain and/or terminate compensation consultants or compensation consulting firms as the Nominating and Corporate Governance Committee may deem appropriate in recommending non-employee director compensation.

2024 B+L Director Compensation Table

The table below shows the total compensation paid to each non-employee director who served on our Board during 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2][3]	All Other Compensation	Total ($)
Nathalie Bernier	100,000	239,986	—	339,986
Richard U. De Schutter[4][6]	17,377	26,867	—	44,244
Gary Hu	110,000	239,986	—	349,986
Brett Icahn[5]	83,087	239,986	—	323,073
Sarah B. Kavanagh[5][7]	112,500	239,986	—	352,486
Karen L. Ling	79,260	282,046	—	361,306
John A. Paulson[4][5]	43,750	283,720	—	327,470
Russel C. Robertson[4][5][8]	51,250	291,220	—	342,470
Thomas W. Ross, Sr.[5]	145,000[7]	239,986	—	384,986
Andrew C. von Eschenbach, M.D.	102,500	239,986	—	342,486

[1] Numbers rounded to the nearest dollar.

[2] The amounts in this column reflect the aggregate grant date fair values of the annual equity awards granted in the form of RSUs to each of our non-employee directors in 2024 for their service on our Board under our Omnibus Plan, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Fair value is calculated using the closing price of B+L Common Shares on the date of grant for purposes of determining the individual grant amounts. The actual value, if any, realized by our non-employee directors for these awards is a function of the value of the shares if and when they vest. For additional information on how we account for equity-based compensation, see Note 13 to our consolidated financial statements in our Annual Report. In 2024, we granted each of our non-employee directors serving on our Board an annual equity award of 14,696 RSUs, which will vest on the date immediately preceding the date of the Annual Meeting of Shareholders. Ms. Bernier, Ms. Kavanagh, Mr. Paulson, Mr. Robertson, Mr. Ross and Dr. von Eschenbach each elected to defer the settlement of such annual equity award; accordingly, the B+L Common Shares underlying the RSUs awarded to them in 2024 that vest will not be settled until their "separation from service."

[3] As of December 31, 2024, each of our non-employee directors held 14,696 outstanding and unvested RSUs. In addition, as of December 31, 2024, the following non-employee directors held outstanding and vested RSUs (that were either (i) granted pursuant to an election by the non-employee director to receive their annual cash retainer in the form of vested RSUs or (ii) an annual equity retainer grant that previously vested pursuant to its terms and for which the director elected to defer settlement), in each case the settlement of which is deferred until the applicable non-employee director's "separation from service": Ms. Bernier, 34,432 RSUs; Ms. Kavanagh, 12,857 RSUs, Mr. Paulson, 7,687 RSUs; Mr. Robertson, 21,862 RSUs; Mr. Ross, 12,857 RSUs; and Dr. von Eschenbach, 12,857 RSUs.

[4] Each of Messrs. De Schutter, Paulson and Robertson received 100% of their Board and committee retainers for each of the first and second quarter of 2024 in the form of RSUs in lieu of cash pursuant to an election made by such director, the settlement of which is deferred until their "separation from service". The number of RSUs was determined by dividing the aggregate value of the portion of the director's annual cash retainer covered by such election by the closing price of B+L Common Shares on the date of grant. Each of Messrs. Paulson and Robertson received cash payments in lieu of deferred RSU awards for the third and fourth quarters of 2024.

[5] Each of Messrs. Icahn, Paulson, Robertson and Ross and Ms. Kavanagh also served as non-employee directors of BHC during 2024 and received the following compensation from BHC in their capacity as such:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[a]	All Other Compensation	Total ($)
Brett Icahn	—	382,500	—	382,500
Sarah B. Kavanagh	127,500	250,000	—	377,500
John A. Paulson	—	500,000	—	500,000
Russel C. Robertson	—	46,181	—	46,181
Thomas W. Ross, Sr.	42,486	—	—	42,486

[a] The amounts in this column reflect the aggregate grant date fair values of the annual equity awards granted by BHC in the form of BHC RSUs to each of these non-employee directors in 2024 for their service on the BHC Board of Directors, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. As of December 31, 2024, the non-employee directors held the following outstanding BHC RSUs:

Name	Outstanding BHC RSUs
Brett Icahn	84,799
Sarah B. Kavanagh	182,012
John A. Paulson	268,049
Russel C. Robertson	222,334
Thomas W. Ross, Sr.	150,016

[6] Mr. De Schutter did not stand for reelection to the Board at our 2024 Annual Meeting of Shareholders and, accordingly, ceased serving on the Board, effective as of May 29, 2024, which constituted a "separation from service" for purposes of his deferred RSUs described above.

[7] Ms. Kavanagh's fees earned were paid, on a quarterly basis, in Canadian Dollars (CAN). For purposes of this table, amounts have been converted from CAN to U.S. Dollars (USD) by using the following exchange rates, which were applicable on the following quarterly payment dates: (i) 1.3525, which was in effect on March 21, 2024; (ii) 1.3698, which was in effect on June 20, 2024; (iii) 1.3563, which was in effect on September 19, 2024; and (iv) 1.4167, which was in effect on December 10, 2024.

(8)   For Q3 2024 and Q4 2024, Mr. Robertson's fees earned were paid, on a quarterly basis, in Canadian Dollars (CAN). For purposes of this table, amounts have been converted from CAN to U.S. Dollars (USD) by using the following exchange rates, which were applicable on the following quarterly payment dates: (i) 1.3563, which was in effect on September 19, 2024 and (ii) 1.4167, which was in effect on December 10, 2024.

Directors' Share Ownership Guidelines

To support the alignment of directors' interests with our interests and those of our shareholders, the Board has adopted share ownership guidelines for our non-employee directors. The directors' share ownership guidelines, which are set forth in our Corporate Governance Guidelines, provide that each non-employee director is expected to hold or control B+L Common Shares, vested restricted or deferred share units, or a combination thereof, valued at five times the annual Board cash retainer not later than the fifth anniversary of their election or appointment to the Board. Based on the current annual cash retainer of the Board of $80,000, the minimum value of equity each of our non-employee directors are required to hold is $400,000. Ms. Ling, who was appointed to the Board on February 27, 2024, will have until February 27, 2029, Messrs. Icahn and Hu, who were appointed to the Board on June 21, 2022, will have until June 21, 2027 and Messrs. Ross, Paulson and Robertson, Dr. von Eschenbach and Mmes. Kavanagh and Bernier, who were appointed to the Board on April 28, 2022, will have until April 28, 2027 to meet the director share ownership requirements described in this paragraph. All of our non-employee directors are in the process of satisfying the director ownership requirement and have until the above noted dates to comply.

Mr. Saunders is excluded from the share ownership guidelines for non-employee directors. He is subject to share ownership guidelines established by our Talent and Compensation Committee, as further discussed in the section titled "Compensation Discussion and Analysis – Other Compensation Governance Practices – Share Ownership Guidelines" on page 51.

Executive Officers

The executive officers of the Company are as follows:

Name	Age	Title
Brenton L. Saunders	55	Chairman of the Board and Chief Executive Officer
Sam A. Eldessouky	52	Executive Vice President and Chief Financial Officer
A. Robert D. Bailey	61	Executive Vice President and Chief Legal Officer
Luc Bonnefoy	58	President, Surgical
Yehia Hashad, M.D.	58	Executive Vice President of Research & Development and Chief Medical Officer
Andrew J. Stewart	50	President, Global Pharmaceuticals and International Consumer

Below is a description of each executive officer who is not also a director nominee of the Company.



Sam A. Eldessouky

Mr. Eldessouky has served as Chief Financial Officer of the Company since January 2022. Mr. Eldessouky was the Executive Vice President and Chief Financial Officer of BHC from 2021 to 2022 and Controller and Chief Accounting Officer from 2016 to 2021. In his role at BHC, he was responsible for overseeing the global controllership functions, including financial reporting, regional finance and global policies. Mr. Eldessouky's role at BHC ceased in connection with the completion of the B+L IPO. Previously, he served as Senior Vice President, Controller and Chief Accounting Officer for Tyco International plc from 2012 to 2016. During his tenure at Tyco, Mr. Eldessouky led the efforts to redesign the controller's organization and the implementation of an Enterprise Performance Management framework, and he played a significant role in the wholesale turnaround of Tyco's business. He also played a key role in executing the spinoffs of Covidien and Tyco Electronics in 2006 and ADT NA and Flow Control in 2012. Prior to that, Mr. Eldessouky spent ten years at PwC, where he held several roles of increasing responsibility and served in PwC's National Office providing technical accounting guidance on complex accounting matters. Mr. Eldessouky also serves as a member of the board of TE Connectivity plc, a designer and manufacturer of connectivity and sensor solutions, since October 2024. Mr. Eldessouky holds a Bachelor of Science in Accountancy from Ain Shams University and a master's degree in Accounting and Finance from the University of Liverpool. He is a Certified Public Accountant (inactive) and Chartered Global Management Accountant. He served as a member of the Board of Trustees of Financial Executives Research Foundation and Financial Executives International. Additionally, Mr. Eldessouky served as a member of the Global Preparers Forum, an external advisory body to the International Accounting Standards Board, from 2007 to 2013.



A. Robert D. Bailey

Mr. Bailey has served as Chief Legal Officer of the Company since April 2023. He has more than 25 years of experience as a senior executive and more than 15 years as a chief legal officer at private and publicly traded companies in the health care industry, including formerly serving as EVP, Law, Policy and Communications at Bausch + Lomb from 2007 to 2013. He rejoined Bausch + Lomb from Datavant, a private health information technology company, where he most recently served as Chief Legal Officer from March 2022 to April 2023. Previously, he served as EVP, Chief Legal Officer and Corporate Secretary of Allergan plc from 2014 to 2020 and its predecessor companies, Forest Laboratories Inc. and Actavis plc. At Allergan, he led a legal team that closed more than 20 public and private M&A transactions, as well as several licensing arrangements. During his career, he also has led teams that defended and resolved a range of complex legal and regulatory matters, including investigations by the U.S. Securities and Exchange Commission and the U.S. Department of Justice; internal investigations; and intellectual property, antitrust, commercial, product liability and tax matters. Mr. Bailey began his legal career as an attorney at Nixon Peabody LLP before moving to Bausch + Lomb in 1994. Mr. Bailey has previously served as a director of TearClear, an innovator in the ophthalmic pharmaceutical field; as a member of the Board of Directors of the U.S. Chamber of Commerce Litigation Center; and as a member of the board of trustees of the Foundation for the Morristown (NJ) Medical Center. He received his bachelor's degree from St. Olaf College and his J.D. from the University of Minnesota.



Luc Bonnefoy

Mr. Bonnefoy has served as President, Surgical since June 2023, after previously serving as Senior Vice President, Surgical, since November 2021. He has nearly 30 years of leadership experience in ophthalmology and has been with Bausch + Lomb for more than two decades, previously serving as Vice President, Surgical, International, from 2013 to 2021. Mr. Bonnefoy served as Vice President, EMEA, for Technolas Perfect Vision, GmbH, a Bausch + Lomb company, from 2009 to 2013. From 2002 to 2008, he was responsible for surgical marketing and sales development for EMEA, and for the surgical business unit in France. Mr. Bonnefoy holds a DESS degree in Microbiology/Genetic Engineering from Institut Pharmaceutique et Industrielle de Lyon (IPIL).



Yehia Hashad, M.D.

Dr. Hashad has served as Executive Vice President of Research & Development and Chief Medical Officer of the Company since January 31, 2022. Dr. Hashad previously served as Senior Vice President and Head of R&D for Allergan Aesthetics (an AbbVie company) from May 2020 to August 2021. Prior to Allergan's acquisition of AbbVie, from 2010 until May 2020, Dr. Hashad held a number of executive R&D positions at Allergan plc, including Senior Vice President, Head of Global Clinical Development from April 2019 to May 2020, Vice President and Global Head of Clinical Development, Ophthalmology, Dermatology and Medical Aesthetics from May 2017 to May 2020, and Vice President and Global Head of the Ophthalmology and Retina therapeutic areas from September 2013 to April 2019. From 2005 to 2010, Dr. Hashad held positions at Novartis Pharma AG, where he served as a Global Program Medical Director for age-related macular degeneration-related treatments. Prior to that, from 1996 to 2005, Dr. Hashad held several positions at T3A Pharma Group. Dr. Hashad obtained his medical degree and Master of Science in Medical and Surgical Ophthalmology from Cairo University and a business degree from INSEAD in France. Dr. Hashad joined the Board of Unity Biotechnology, Inc., a biotechnology company that develops drugs that target senescent cells, in March 2025 as a director and member of its science committee. He previously served on the boards of Applied Genetic Technologies Corporation, a publicly traded clinical-stage biotechnology company, the Glaucoma Research Foundation and the National Alliance of Eye and Vision Research and as board adviser for the University of California Irvine Research Center.



Andrew J. Stewart

Mr. Stewart has served as President, Global Pharmaceuticals and International Consumer since April 2023. He has more than 25 years of experience in the pharmaceutical industry. He joined Bausch + Lomb from AbbVie, where he most recently served as General Manager within the Eye Care franchise. At AbbVie and its predecessor company, Allergan plc, Mr. Stewart also previously had responsibility for the U.S. Retina business; led global marketing for the Eye Care franchise; and oversaw business development initiatives for the Eye Care franchise. Earlier in his career, Mr. Stewart served at Bristol Meyers Squibb for nearly 14 years in Global Clinical Operations and Pharmaceutical Development Operations of the R&D department, and at Merck & Co., Inc. for 7 years in the manufacturing division. Mr. Stewart obtained an MBA from the New York University Stern School of Business, a master's degree in Environmental Science from Rutgers University and a bachelor's degree in Chemical Engineering from the New Jersey Institute of Technology.

None of the executive officers is related by blood, marriage or adoption to one another or to any director or nominee for director of the Company.

Executive Compensation

Advisory Vote on Executive Compensation

Proposal No. 2 provides the Company's shareholders with an opportunity to provide a nonbinding advisory vote related to compensation of the NEOs.

The Company has a "pay-for-performance" philosophy that forms the foundation of the executive compensation program for our NEOs. This philosophy and the executive compensation program approved by our Talent and Compensation Committee have been central to the Company's ability to attract, retain and motivate individuals who are committed to achieving our mission of helping people see better to live better. Our compensation program is intended to link executive compensation to long-term business performance, while providing compensation opportunities that are competitive as compared to our peers and align the interests of our executives with those of our shareholders. Our programs also balance appropriate risk taking and incorporate shareholder feedback. Please refer to "Compensation Discussion and Analysis" starting on page 36 for detailed information regarding our executive compensation program for the NEOs.

Pursuant to Schedule 14A of the Exchange Act, we are asking for shareholder approval, in an advisory resolution, of the compensation of our NEOs as disclosed in this Proxy Statement in accordance with SEC rules. This disclosure is provided in the section titled "Compensation Discussion and Analysis," including the compensation tables and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation program of our NEOs and the executive compensation policies and practices described in this Proxy Statement. The Board requests that shareholders endorse the compensation of our NEOs through the following resolution:

Resolved, that the shareholders approve, in an advisory resolution, the compensation paid to the NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and other narrative executive compensation disclosures, contained in this Proxy Statement.

This vote is advisory and therefore not binding on the Company, our Talent and Compensation Committee, or the Board. However, while the advisory vote is nonbinding, the Board and our Talent and Compensation Committee value the opinions of our shareholders and will take the outcome of the vote into consideration in the design of our executive compensation program going forward.

 The Board recommends that the shareholders vote **FOR** Proposal No. 2.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") section describes our compensation approach and programs for our NEOs for 2024. Our NEOs for 2024 are:

Brenton L. Saunders, 55	**Sam A. Eldessouky, 52**	**A. Robert D. Bailey, 61**	**Dr. Yehia Hashad, 58**	**Andrew J. Stewart, 50**
Chairman of the Board and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Legal Officer	Executive Vice President of Research & Development and Chief Medical Officer	President, Global Pharmaceuticals and International Consumer

Executive Summary

2024 Performance Highlights

As a leading global eye health company, our mission is simple, yet powerful – helping people see better to live better all over the world. In 2024, we were focused on executing phase two of our Roadmap to Accelerate Growth, driving broad-based growth, executing launches and our dry eye strategy, and elevating the standard of care through our pipeline. During this phase of our roadmap, we made progress against each area of focus:

+ Launch new products to fuel growth;
+ Build on broad-based sales execution;
+ Strengthen and optimize the supply chain;
+ Drive operating efficiencies and margin expansion; and
+ Invest in innovation to drive strong, sustainable, long-term growth.

We demonstrated strong performance in 2024, growing revenue at or above market, building selling and operational excellence, and prioritizing pipeline innovation. The following summarizes our financial results for 2024, as disclosed in our Annual Report and our associated earnings materials available on our website (www.bausch.com) and filed on SEDAR+ (www.sedarplus.ca):

GAAP REVENUES of	GAAP NET INCOME/(LOSS) of	ADJUSTED EBITDA (NON-GAAP)[i] of	GAAP CASH GENERATED FROM OPERATIONS of
$4,791M	**($317M)**	**$878M**	**$232M**

[i] Excludes Acquired In-Process Research and Development (IPR&D) of approximately $18 million. This is a non-GAAP measure. Please see Appendix B for additional information and a reconciliation of our GAAP to non-GAAP financial measures and ratios.

Based on our performance against the pre-established 2024 financial targets, the bonus funding under our 2024 Annual Incentive Program was 107%, reflecting above target performance on Revenue and Adjusted EBITDA. For additional details regarding our 2024 Annual Incentive Program, see page 41.

At our 2024 Annual Meeting of Shareholders, approximately 95% of shareholders voted in favor of our executive compensation program. These "say-on-pay" results demonstrate strong support for our overall executive compensation program and philosophy.

Our Compensation Philosophy and 2024 Compensation Program

Our compensation philosophy is to attract, retain, and motivate talented executives, including our NEOs, who are committed to researching, ideating, and engineering innovative eye health solutions with integrity, persistence, and excellence to achieve our mission of helping people see better to live better. Underpinning this philosophy is our compensation program, which is designed to focus executives on our long-term business performance, while providing compensation opportunities that are competitive as compared to our peers and align the interests of our executives with those of our shareholders.

A significant portion of total compensation is linked to satisfying our financial targets. In determining the appropriate mix of base salary and incentive pay (including annual cash incentives and long-term equity) for our NEOs, our Talent and Compensation Committee seeks to balance:

Emphasizing pay-for-performance, as we believe our compensation program should reward executives for their contributions to our overall performance	Attracting and retaining our executives with a competitive base salary	Aligning compensation with company performance and shareholder value creation through the use of a portfolio of equity compensation awards

In allocating between short-term and long-term compensation, our Talent and Compensation Committee has established an annual incentive program that rewards executives for the achievement of pre-determined financial metrics and individual strategic priorities, and grants equity awards under our long-term incentive program that provides an opportunity for additional compensation based on delivering on our long-term performance and shareholder value creation.

The compensation opportunity provided to our NEOs is primarily performance-based. In 2024, 93% of our CEO's and 86%, on average, of our other NEOs' compensation opportunity was at-risk variable incentive compensation.

Compensation Practices

We maintain the following shareholder-friendly compensation practices, which further align the interests of our executives with those of our shareholders and balance appropriate risk taking.

WHAT WE DO



- **Share ownership guidelines** – All NEOs are subject to significant share ownership guidelines. Pursuant to our Share Ownership Guidelines, our CEO is required to hold B+L Common Shares equivalent to six times his base salary, and our other NEOs are required to hold the equivalent of three times their base salary.
- **Holding requirements** – All NEOs are required to hold 50% of the net shares that vest under our long-term incentive plans until they satisfy our Share Ownership Guidelines.
- **Performance-based equity** – We grant performance share units with rigorous absolute and relative performance goals, which align the interests of our executives with our shareholders.
- **Capped award payouts** – We set maximum award levels under our annual incentive program and performance share units, with a cap on award payouts.
- **Clawback** – We maintain two clawback policies: one mandates recoupment of officers' incentive-based compensation in case of an accounting restatement due to U.S. securities law noncompliance under Rule 10D-1 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), and the other authorizes the Talent & Compensation Committee of the Board to recoup bonus, incentive or equity-based compensation (including any time- or performance-based awards) from any employee who received equity-based compensation in case of a material restatement due to their gross negligence, intentional misconduct, or detrimental actions causing significant harm to the Company. A more detailed summary of the Company's clawback policies can be found under "Clawback Policies" on page 51.

- **Double trigger acceleration following a change in control** – No unvested equity awards accelerate on a "single-trigger" basis in connection with a change in control. Instead, unvested equity awards accelerate on a "double-trigger" basis upon a qualifying termination of employment in connection with a change in control.
- **Capped severance** – Our severance arrangement for our CEO provides a cash severance payment of two times annual base salary and annual target incentive, and, for our other NEOs, one times annual base salary and annual target incentive (two times in the event of termination following a change in control).
- **Limits on non-employee director compensation** – We cap the sum of the aggregate fair market value of all equity-based grants and cash fees paid to a single non-employee director, for services as a non-employee director in a fiscal year, up to $750,000.
- **Independent compensation consultant** – Our Talent and Compensation Committee has engaged an independent compensation consultant that has no other ties to us or to our management.
- **Shareholder engagement** – We are committed to ongoing engagement with our shareholders through structured, engaged investor outreach that enables us to obtain ongoing feedback on our compensation program.

WHAT WE DON'T DO

- x **No hedging** – Our anti-hedging policy prohibits officers, directors and employees from engaging in hedging, short selling, or monetization transactions with B+L Common Shares.
- x **No pledging** – Our anti-pledging policy prohibits officers, directors and employees from holding our securities in a margin account where the securities are subject to margin sales or pledging our securities as loan collateral. The anti-pledging policy exempts any margin accounts in existence at the time the policy was adopted by the Company. None of our NEOs or directors holds our securities in margin accounts subject to margin sales or pledging as loan collateral.
- x **No repricing of underwater options** – Repricing of stock options is expressly prohibited by our Omnibus Plan.
- x **No excessive perquisites.**

- x **No excise tax gross-ups** – We have not entered into agreements providing any gross-up of any excise tax payable by an executive of the Company triggered as a result of a change in control severance payment under Sections 280G and 4999 of the Internal Revenue Code (the "Code").
- x **No single trigger vesting or payments** – We do not provide for "single trigger" equity award vesting or other "single trigger" payments or benefits upon a change in control.
- x **No dividend or dividend equivalents on unearned incentive awards.**
- x **No supplemental executive retirement plan** – Executives are only eligible to participate in our tax-qualified Retirement Savings Plan that is provided on the same terms to all employees.
- x **No automatic or guaranteed annual salary increases.**

Compensation Process



Role of the Talent and Compensation Committee

Our Board's Talent and Compensation Committee, which is comprised entirely of independent directors:

+ is responsible for implementing, monitoring, and evaluating our executive compensation philosophy and objectives and oversees the compensation program for our senior executives;
+ reviews and approves, or recommends to the independent directors of the Board for approval, all components of executive pay, and reports its decisions to the Board; and
+ reviews or approves matters related to executive compensation on an as-needed basis.

The Talent and Compensation Committee's responsibilities and authority are described fully in the Talent and Compensation Committee's charter, which is available on our website at www.bausch.com (under the tab "Investors" and under the subtab "Corporate Governance – Corporate Governance Documents").



Role of Management

Our CEO

+ makes recommendations to our Talent and Compensation Committee for base salary, annual incentive awards and equity grants for each NEO (other than the CEO, whose compensation is determined solely by our Talent and Compensation Committee or recommended to the Board for approval); and
+ with the Chief Human Resources Officer, provides recommendations to the Talent and Compensation Committee on other elements of our compensation program for senior executives, including, for example, the design and metrics under our annual and long-term incentive programs.

Our CEO and Chief Human Resources Officer also lead a process each year to establish individual strategic priorities for the senior executive team (including the NEOs) that tie to the achievement of the Company's priorities for the fiscal year.



Role of the Independent Compensation Consultant

Our Talent and Compensation Committee engaged the services of Pay Governance as its independent compensation consultant to provide advice on executive compensation matters.

Pay Governance:

+ reported directly to our Talent and Compensation Committee, which instructed the compensation consultants to give it objective advice and without influence by management, and to provide such advice for the benefit of the Board and our shareholders;
+ did not provide any other services to the Company or its management; and
+ was evaluated by the Talent and Compensation Committee in terms of its independence by considering the requirements adopted by the NYSE and the SEC.

The Talent and Compensation Committee regularly reviews, no less than annually, the independence of our compensation consultant in light of SEC and NYSE requirements. At this time, the Talent and Compensation Committee has determined that no conflict of interest exists for our compensation consultant.

Peer Group

In connection with the B+L IPO in 2022, our Talent and Compensation Committee established a peer group that reflects relevant business and talent competitors for Bausch + Lomb. Specifically, we focused on identifying companies in the health care equipment and health care supplies sectors, as well as companies in the life sciences, pharmaceutical, and consumer product sectors, with revenues of approximately 0.4 times to 2.5 times our scope. In 2023, the Talent and Compensation Committee added Organon & Co. to the peer group that was initially established at IPO.

In 2024, the Talent and Compensation Committee conducted its annual review of the peer group and considered the recommendation of Pay Governance, its independent compensation consultant. The Talent and Compensation Committee decided to replace Zoetis with Viatris in order to ensure the peer companies continue to reflect a robust group that includes a sufficient representation of companies in the eye care industry; no other peers were added or removed as a result of this review. Based on these criteria, the following is the list of peers selected for 2024:

Agilent Technologies, Inc. (A)	DexCom, Inc. (DXCM)	Perrigo Company plc (PRGO)
Alcon Inc. (ALC)	Edwards Lifesciences Corporation (EW)	ResMed Inc. (RMD)
Align Technology, Inc. (ALGN)	Hologic, Inc. (HOLX)	Teleflex Incorporated (TFX)
The Cooper Companies, Inc. (COO)	Jazz Pharmaceuticals plc (JAZZ)	Viatris (VTRS)
Dentsply Sirona Inc. (XRAY)	Organon & Co. (OGN)	Zimmer Biomet Holdings, Inc. (ZBH)

We use data from this peer group to benchmark pay levels, as well as pay practices. In addition to proxy data for the above companies, our Talent and Compensation Committee also utilizes Willis Towers Watson's Pharmaceuticals and Health Sciences Survey to supplement this data both in terms of pay levels and pay practices.

Our Talent and Compensation Committee references the median of the market data for total compensation opportunity as a guide when making decisions. Market data is one element that our Talent and Compensation Committee uses to make pay decisions. Multiple factors are considered in determining total compensation opportunity, including our compensation philosophy, the executive's role and responsibility, the executive's past performance, internal equity, and expected contributions and experience in the role.

Shareholder Engagement

At our 2024 Annual Meeting of Shareholders, we held a "say-on-pay" non-binding advisory vote with respect to the compensation of our NEOs. Approximately 95% of shareholders voted in favor of our executive compensation program. These "say-on-pay" results demonstrate strong support from all shareholders, including our largest shareholder, BHC, for our current executive compensation program and philosophy.

Our Talent and Compensation Committee is committed to ongoing direct engagement with our shareholders through investor meetings as well as conferences and other forums, in order to solicit feedback on our compensation philosophy and underlying programs, and consider the feedback received from shareholders regarding our executive compensation program.

Components of Executive Compensation

The components of executive compensation for our NEOs, as described in more detail below, include:

+ base salary;
+ annual cash incentives;
+ long-term equity incentives;
+ retirement and welfare benefits; and
+ executive benefits and perquisites.

Base Salary

We set our base salaries at competitive levels necessary to attract and retain top performing senior executives, including our NEOs. Base salaries provide an amount of fixed compensation to senior executives for the performance of their core duties.

Base salaries are periodically reviewed as part of our performance review process, as well as upon a promotion or other change in job responsibilities. To the extent base salaries are adjusted, the amount of any such adjustment would reflect a review of competitive market data, consideration of relative levels of pay internally, individual performance of the executive, and other information that our Talent and Compensation Committee determines is relevant.

For 2024, our Talent and Compensation Committee approved annual increases to the NEOs' salaries, except for Mr. Saunders. As previously disclosed in our 2024 proxy, these increases were determined based on a review of competitive market data, consideration of relative levels of internal pay, and individual performance of the executive. The current NEOs' base salaries are as follows:

NEO	2023 Salary	2024 Salary	% Increase
Brenton L. Saunders	$ 1,600,000	$ 1,600,000	N/A
Sam A. Eldessouky	$ 714,000	$ 775,000	8.5%
A. Robert D. Bailey	$ 750,000	$ 765,000	2.0%
Dr. Yehia Hashad	$ 663,000	$ 700,000	5.6%
Andrew J. Stewart	$ 600,000	$ 615,000	2.5%

For 2025, our Talent and Compensation Committee approved annual increases to Dr. Hashad and Mr. Stewart's salaries; no other NEOs received a salary increase. Consistent with our approach in 2024, these increases were determined based on a review of competitive market data, consideration of relative levels of pay internally, and individual performance of the executive. The following increases have been approved for 2025: Dr. Hashad's salary will be $730,000 and Mr. Stewart's salary will be $630,000.

Annual Incentive Program

Our 2024 annual incentive program (the "2024 AIP") provided an opportunity for our senior executives, including our NEOs, to earn an annual incentive bonus, paid in cash, based on the achievement of certain financial targets and individual strategic priorities.

2024 AIP Opportunity

The current NEOs' annual incentive targets, as a percentage of base salary, are set forth in the table below. The annual incentive targets set forth in the table below were not changed in 2024.

NEO	Annual Incentive Target
Brenton L. Saunders	150%
Sam A. Eldessouky	80%
A. Robert D. Bailey	80%
Dr. Yehia Hashad	80%
Andrew J. Stewart	80%

For 2025, annual incentive targets for our NEOs have not changed from the percentages listed above, except for Mr. Saunders' annual incentive target which, pursuant to his employment agreement, will be 200% for 2025 and beyond.

2024 AIP Design

In order to continue to reinforce our high-performance culture and drive accelerated growth, we incorporated an individual performance component into the 2024 AIP for NEOs, as previously described in our 2024 proxy statement. This change was made to ensure a continued focus on our pay for performance philosophy, holding each NEO individually accountable for the strategic priorities that will deliver the most impact on the Company in the near-term and over time.

For our senior executives, including our NEOs, the 2024 AIP is calculated based on performance against pre-established financial targets approved by the Board and performance against pre-established individual strategic priorities in order to determine each NEO's final payout. Unless threshold performance based on Company performance against these pre-established financial targets is achieved, no payout can be awarded regardless of each NEO's performance against their individual strategic priorities.

Bonus Target (Target Bonus % X December 31st Salary)	×	Funding Based on B+L Financial Targets (0% to 200%)	×	Range Based on Individual Performance (0% to 150%)	=	Total Payout of Target Bonus (0% up to a cap of 250%)







As a first step, funding is determined based on Company performance against pre-established financial targets. We utilize Adjusted EBITDA (non-GAAP)(1) and Revenues to determine funding of the 2024 AIP, since they are two of the key financial metrics our shareholders use to assess our performance. Adjusted EBITDA (non-GAAP)(1) is weighted 60% and Revenues are weighted 40%, in order to focus our NEOs on delivering top line organic growth while delivering quality earnings in alignment with the interests of our shareholders. This determines the funding based on financial targets.

For our 2024 AIP, the threshold, target, and stretch performance and corresponding funding levels were as follows.

Performance vs 2024 AIP	Below Threshold	Threshold	Target	Stretch	Above Stretch
Adjusted EBITDA (non-GAAP)(1)	<90%	90%	100%	110%	>110%
	0% Funding	50% Funding	100% Funding	200% Funding	200% Funding
Revenues	<90%	90%	100%	110%	>110%
	0% Funding	50% Funding	100% Funding	200% Funding	200% Funding

(1) Excludes Acquired IPR&D. Adjusted EBITDA excluding Acquired IPR&D is a non-GAAP measure. Please see Appendix B for additional information and a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures.

Once funding is determined based on Company performance against these pre-established financial metrics, each NEO's individual performance is assessed against pre-established individual strategic priorities. Based on this assessment, an individual multiplier between 0% and 150% is applied to determine each NEO's final payout, with total payouts capped at 250% of target. Regardless of the level of funding based on financial metrics and the individual multiplier based on individual performance, payouts for NEOs cannot exceed 250% of their target bonus.

Our Talent and Compensation Committee determines whether the financial metrics and individual strategic priorities have been achieved. In addition, it retains the discretion to reduce or eliminate payouts for individual executives, including the NEOs, even if financial metrics and individual strategic priorities are met. In making these decisions, our Talent and Compensation Committee may consider factors such as the performance of the individual executive against his or her individual strategic priorities or additional financial metrics applicable to the business or functional area for which the NEO is responsible.

2024 Financial Objectives

The 2024 financial targets were based on attaining budget (to receive funding at target) or stretch targets (to receive funding above target) for Adjusted EBITDA (non-GAAP)(1) and Revenues as follows:



Financial Metric	Weighting	Threshold	Target	Stretch	Actual	Payout(2)
Adjusted EBITDA (non-GAAP)(1)	60%	$801M	$890M	$979M	**$891M(2)** (100.1% achieved)	101.0%
Revenues	40%	$4.279B	$4.754B	$5.229B	**$4.825B(2)** (101.5% achieved)	115.1%
						107% Total Funding

(1) Excludes Acquired IPR&D of approximately $18 million. Adjusted EBITDA excluding Acquired IPR&D is a non-GAAP measure. Please see Appendix B for additional information and a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures.

(2) In determining the achievement of the 2024 Financial Targets and final funding for purposes of the 2024 AIP, our Talent and Compensation Committee reviewed and approved certain modifications to the previously reported results for FY 2024 Adjusted EBITDA excluding Acquired IPR&D (non-GAAP) and FY 2024 Revenues metrics for purposes of the 2024 AIP relating to certain external factors outside of management's control (e.g., foreign exchange). As a result, there was an adjustment of $13 million to the Adjusted EBITDA excluding Acquired IPR&D (non-GAAP) metric under the 2024 AIP and an adjustment of $34 million to the Revenues metric under the 2024 AIP. Accordingly, the above stated actual results for these metrics utilized under our 2024 AIP are different than the Adjusted EBITDA excluding Acquired IPR&D (non-GAAP) and Revenues measures used by us for other purposes, including as described on page 37 or otherwise used in our Annual Report and our earnings materials, as applicable. For 2024, our Net Loss Attributable to Bausch + Lomb was ($317) million, our Adjusted EBITDA excluding Acquired IPR&D (non-GAAP) was $878 million and our Revenues were $4.791 billion, in each case which resulted in an increase to the total funding to our NEOs under the 2024 AIP.

Based on the foregoing results, our Talent and Compensation Committee certified that the total funding under the 2024 AIP, based on the Company's Adjusted EBITDA (non-GAAP) and Revenues, was 107%.

2024 Individual Strategic Priorities

At the beginning of 2024, individual strategic priorities were established for each NEO, including the CEO. In addition to driving Revenue and EBITDA results for each Business Unit and the Company as a whole, these strategic priorities were specifically focused on three to five key initiatives for each NEO. These initiatives were selected for their potential to drive the greatest near-term impact within each NEO's area of responsibility in order to deliver long-term growth.

Following the completion of the year, in early 2025, each NEO prepared a self-assessment of his performance against these individual strategic priorities. Using this input, an assessment of individual performance was completed by the Talent and Compensation Committee for the CEO, and by the CEO and the Talent and Compensation Committee for the remaining NEOs, to determine the individual multiplier (0% to 150%) that would be awarded under the 2024 AIP.

The following details the individual strategic priorities established for each NEO, his corresponding performance against these objectives, and the individual multiplier determined based on this performance, which ranged from 105% to 130% for each NEO.

Brenton L. Saunders

Individual Strategic Priority	Results Achieved
Drive Selling Excellence and Exceed Revenue Targets across Key Product Franchises	+ Significantly exceeded revenue targets for certain key product franchises and key products + Outperformed peers with respect to organic revenue growth across all segments driven by growth in Lumify®, dry eye, and eye vitamins in vision care, shift to premium IOLs in surgical, and $172M Miebo® revenue in pharma
Enhance Supply Chain Reliability	+ Improved overall service levels to approximately 98% globally across all key product franchises
Drive Pipeline Innovation	+ Exceeded R&D metrics, delivering five major global submissions, four major approvals in core markets, and four new product development efforts, exceeding expectations for the year
Drive a High-Performance Culture, Engaging and Inspiring Colleagues to Achieve Results and Accelerate Growth	+ Achieved 84% sustainable colleague engagement levels aligned with pharmaceutical benchmarks + Built strong and committed leadership teams – Executive Leadership Team, Operations Leadership Team and Global Leadership Team + Implemented new performance management and rewards programs to enhance high-performance culture, establishing stronger linkages between pay and performance
Lead Company Transformational Journey with Focused Business Development Efforts	+ Completed multiple business development transactions across key product franchises with a direct impact on revenue achievement

Based on Mr. Saunders' performance against these individual strategic priorities, an individual multiplier of 130% was awarded, recognizing the delivery of exemplary results overall for the Company in 2024.

Sam A. Eldessouky

Individual Strategic Priority	Results Achieved
Achieve 2024 Financial Plan and Targets	+ Delivered broad-based growth across all segments, geographies and key franchises + Implemented strategic decisions to ensure efficient and effective allocation of capital and resources and tax planning for the benefit of 2024 and future years
Execute Finance Shared Services Transformation	+ Executed transformation while driving a high-performance culture focused on employee engagement, customer focus, and internal control structures
Deliver IT System Implementation	+ Successfully designed processes and completed preparations; decision made to pause implementation due to other strategic priorities
Drive Indirect Procurement Transformation	+ Achieved savings that significantly exceeded initial targets, exceeding expectations by more than double, and integrated indirect procurement as a key business partner within the Company

Based on Mr. Eldessouky's performance against these individual strategic priorities, an individual multiplier of 125% was awarded, recognizing the execution of key additional financial metrics as well as transformational initiatives for the Company in 2024.

A. Robert D. Bailey

Individual Strategic Priority	Results Achieved
Deliver Efficient Legal, Compliance, and Security Services	+ Demonstrated exceptional responsiveness and efficiency in delivering services to internal clients, specifically enhancing overall contract management efficiency and quality and providing coordinated support to supply chain that directly improved operational effectiveness
Support Business Development Efforts	+ Provided outstanding support to business development efforts, contributing to the completion of multiple transactions, across key product franchises with a direct impact on revenue achievement
Safeguard Intellectual Property and Ensure Digital Channel Security	+ Drove proactive brand protection efforts, directly contributing to overall patient protection

Based on Mr. Bailey's performance against these individual strategic priorities, an individual multiplier of 105% was awarded, recognizing the evolution of the Legal & Compliance function as well as his support of the delivery of business development efforts for the Company in 2024.

Dr. Yehia Hashad

Individual Strategic Priority	Results Achieved
Deliver Pipeline Innovation Metrics in Key Focus Areas	+ Exceeded R&D metrics, delivering five major global submissions, four major approvals in core markets, and four new product development efforts, exceeding expectations for the year
Grow Engagement Efforts with Providers	+ Engaged providers through various programs with aligned messaging on key products through medical education, digital channels, and engagement with high satisfaction rates
Introduce AI technologies in R&D	+ Introduced AI technologies that drive product development, improve efficiency, and connect our platforms to enhance performance predictability

Based on Dr. Hashad's performance against these individual strategic priorities, an individual multiplier of 105% was awarded, recognizing his direct impact on the future pipeline of the Company through his leadership of the R&D function in 2024.

Andrew J. Stewart

Individual Strategic Priority	Results Achieved
Successfully launch Miebo® and relaunch Xiidra®	+ Exceeded all internal and external benchmarks for Miebo® launch and relaunched Xiidra® with revamped marketing and direct-to-consumer efforts, setting new records for prescription levels
Develop Geographic Expansion Plans	+ Developed playbook, establishing priorities across the enterprise, identifying must win markets, and resource modeling
Launch Glimpse OMNI Channel Sales Platform in the U.S.	+ Successfully launched platform, which exceeded expectations in yielding new prescriptions

Based on Mr. Stewart's performance against these individual strategic priorities, an individual multiplier of 105% was awarded, recognizing the delivery of results for key product franchises for the Company in 2024.

2024 AIP Payouts

Based on performance against the pre-established 2024 Financial Targets (107% funding for all NEOs) and individual multipliers (ranging for each NEO from 105% to 130%) the following total payouts were approved for our NEOs:

NEO	2024 Incentive Target		2024 Bonus Funding (%)		2024 Bonus Funding ($)		Individual Multiplier		Final Bonus Payout	Bonus Payout as % of Target [1]
Brenton L. Saunders	$ 2,400,000	X	107%	=	$ 2,568,000	X	130%	=	$ 3,338,400	139%
Sam A. Eldessouky	$ 620,000	X	107%	=	$ 663,400	X	125%	=	$ 829,250	134%
A. Robert D. Bailey	$ 612,000	X	107%	=	$ 654,840	X	105%	=	$ 687,582	112%
Dr. Yehia Hashad	$ 560,000	X	107%	=	$ 599,200	X	105%	=	$ 629,160	112%
Andrew J. Stewart	$ 492,000	X	107%	=	$ 526,440	X	105%	=	$ 552,762	112%

[1]   Bonus Payout as % of Target is shown at the nearest whole percent.

Our Talent and Compensation Committee did not make any further adjustments to the payouts as calculated above based on performance against these pre-established financial targets and individual strategic priorities.

Long-Term Incentive Program

The Talent and Compensation Committee approved a long-term incentive program for 2024, and awards were granted using a balanced portfolio of PSUs, RSUs, and Stock Options (the "2024 LTI Program"). For the annual PSUs granted in 2024, the Talent and Compensation Committee utilized a balanced approach, measuring performance using one external metric (relative total shareholder return ("rTSR") versus the S&P 500 Health Care Index) and one internal metric (organic revenue growth (non-GAAP)*, as described in more detail below).

2024 Long-Term Incentive Awards

For 2024, all NEOs received an award under the 2024 LTI Program, which was granted 60% in PSUs for Mr. Saunders and 50% in PSUs for all other NEOs, 20% in RSUs for Mr. Saunders and 25% in RSUs for all other NEOs, and 20% in Stock Options for Mr. Saunders and 25% in Stock Options for all other NEOs, with the following approximate aggregate values.

NEO	Approved Value [1]
Brenton L. Saunders	$ 14,000,000
Sam A. Eldessouky	$ 3,000,000
A. Robert D. Bailey	$ 2,000,000
Dr. Yehia Hashad	$ 1,250,000
Andrew J. Stewart	$ 1,000,000

[1]   We note that the amounts included in the table above reflect the aggregate values of the annual RSUs, PSUs and Stock Options approved by the Talent and Compensation Committee for the above listed NEOs for 2024. These approved values reflected above may differ from the grant date fair value of these awards as reflected in the Summary Compensation Table that follows this CD&A, because of the accounting methodology used to report the PSUs in the Summary Compensation Table, as required by SEC rules.

*   Organic revenue growth, a non-GAAP ratio, is defined as a change on a period-over-period basis in revenues on a constant currency basis (if applicable) excluding the impact of acquisitions, divestitures and discontinuations. See Appendix B for further information on non-GAAP measures and ratios.

For 2024, Mr. Bailey and Mr. Stewart were entitled to receive the annual equity grants included in the chart above, pursuant to their employment agreements. For 2025, all NEOs are eligible to receive equity grants on an annual basis with an annual target grant date value determined in the sole discretion of the Talent and Compensation Committee, which will be approximately $14,000,000 for Mr. Saunders, $3,300,000 for Mr. Eldessouky, $2,250,000 for Mr. Bailey, $1,400,000 for Dr. Hashad and $1,300,000 for Mr. Stewart.

Performance Share Units ("PSUs")

PSUs provide senior executives with the right to receive B+L Common Shares at a future date, assuming performance against pre-determined metrics is achieved, specifically organic revenue growth (non-GAAP)[1] and rTSR. The value ultimately received is based on the performance against these metrics as well as the growth of B+L Common Share price over time. The number of PSUs that may be earned is capped at 200%. PSUs will cliff vest on the third anniversary of the grant date, assuming achievement of minimum performance criteria and continued employment through the applicable vesting date.

(1) Organic revenue growth is a non-GAAP ratio. Please see Appendix B for further information on non-GAAP measures and ratios.

For 2024, 50% of the PSU award was based on organic revenue growth (non-GAAP) measured over three years, from January 1, 2024 through December 31, 2026. Strong organic revenue growth is critical in driving shareholder value and is therefore used in both the 2024 AIP and as a PSU metric. Organic revenue growth (non-GAAP) is measured each year, and the number of PSUs ultimately delivered in 2026 is dependent on performance each year. The PSUs are averaged over the performance periods, reflecting the outcome of each annual assessment. The remaining 50% of the PSU award is based on rTSR measured cumulatively over three years, from 2024 through 2026, as compared to companies in the S&P 500 Health Care Index. TSR is calculated based on the 20 days preceding the beginning of the performance period as compared to the 20 days preceding the end of the performance period, plus dividends and distributions made or declared (assuming they are reinvested in B+L Common Shares) during the performance period.

Goals are established each year by the Talent and Compensation Committee. The following organic revenue growth goals applied to the first performance measurement year of the 2024 PSU grant and the second performance measurement year of the 2023 PSU grant:

Performance	2024 Growth	Payout
Threshold	4.5%	50%
Target	6%	100%
Stretch	7%	200%

The following Total Shareholder Return goals apply to the 2024 grant:

Performance	Percentile	Payout
Below Threshold	Below 30th	0%
Threshold	30th	50%
Target	50th	100%
Stretch	80th or Above	200%

Please see the Equity Award Amendments section on page 47 for additional details regarding how PSUs with relative total shareholder return metrics will be treated in case BHC's spin-off distribution of Bausch + Lomb Common Shares does not occur by certain dates.

Restricted Share Units ("RSUs")

RSUs provide senior executives with the right to receive B+L Common Shares at a future date. The value ultimately received is based on the growth of the B+L Common Share price over time. The RSUs will vest 33% on each of the first, second and third anniversaries of the grant date, assuming continued employment through the applicable vesting date.

Stock Options

Stock Options provide senior executives the opportunity to purchase B+L Common Shares at a price equal to the market price at the time of the grant. The value ultimately received is based on the growth of the B+L Common Share price over time. Stock Options vest ratably on the first three anniversaries of the grant date, and remain exercisable until the ten-year anniversary of the grant date.

Outperformance Plan

As previously disclosed in our 2024 proxy statement, in early 2024 the Talent and Compensation Committee established an Outperformance Plan Performance Share Unit (PSU) award program for a limited number of key senior leaders, including each of our current NEOs (Mr. Saunders, Mr. Eldessouky, Mr. Bailey, Dr. Hashad and Mr. Stewart). This PSU award was designed to reward the NEOs for achieving significant outperformance of stretch performance goals that, if achieved, would ultimately deliver substantial value to our shareholders. The target grant date value of the awards for each of the NEOs is $1,500,000.

These PSUs may be earned between 0% and 300% based on the level of achievement of: (i) a revenue metric (measured for fiscal year 2026) and (ii) rTSR metric measured over the three-year period ending December 31, 2026.

Relative TSR	Modifier
Below the 40th percentile	50%
At or above the 40th percentile but below the 60th percentile	70%
At or above the 60th percentile but below the 75th percentile	100%
At or above the 75th percentile but below the 90th percentile	130%
At or above the 90th percentile	150%

In the event that the Company's absolute TSR during such period is negative, then the maximum payout of the PSU award will be capped at 50%. Any PSUs that are earned will vest on February 28, 2027, subject generally to the executive's continued employment through such date, except in limited circumstances as set forth in the applicable award agreement.

Please see the Equity Award Amendments section below for additional details regarding how PSUs with relative total shareholder return metrics will be treated in case BHC's spin-off distribution of Bausch + Lomb Common Shares does not occur by certain dates.

Equity Award Amendments

As previously disclosed on Form 10-Q of the Company for the quarter ended June 30, 2024, on July 31, 2024, the Talent and Compensation Committee approved two equity award amendments. Given the current BHC ownership structure, these changes were approved to provide recipients of these awards with clarification regarding how the IPO Founder Grant and PSUs with relative total shareholder return ("rTSR") metrics will ultimately be treated in case BHC's spin-off distribution of Bausch + Lomb Common Shares (the "Distribution Date") does not occur by certain dates, as described below.

The Talent and Compensation Committee believes that by approving these clarifying amendments, these awards, which were intended to reward executives for their contributions to the Company's performance over time, can continue to deliver this intended value timely, regardless of when the Distribution Date occurs, which is driven by a number of factors outside of our NEOs' control.

Equity awards originally granted to certain employees (including Mr. Eldessouky and Dr. Hashad) in connection with our initial public offering in May 2022 originally included vesting conditions requiring the Distribution Date to occur before such IPO Founder Grants would vest and become exercisable. Given the Distribution Date has not yet occurred, and time-based vesting conditions have begun to be satisfied, these IPO Founder Grants have not been able to vest and become exercisable as originally scheduled. Therefore, the Talent and Compensation Committee approved, with respect to IPO Founder Grants held by current employees of Bausch + Lomb or one of its subsidiaries, that in the event that the Distribution Date does not occur on or before May 5, 2026 (four years from the original grant date), the existing vesting condition requiring the Distribution Date to occur before such IPO Founder Grants can vest and become exercisable will cease to apply to such awards (and as a result, the awards will thereafter only be subject to time-based vesting conditions).

The Talent and Compensation Committee also approved amendments to the performance goals applicable to the following B+L PSU awards granted to certain of our eligible current employees (including our NEOs): (i) the 2023 annual relative total shareholder return ("rTSR") PSUs (the "2023 rTSR Annual PSUs"), (ii) the 2024 annual rTSR PSUs (the "2024 rTSR Annual PSUs") and (iii) the "outperformance" PSUs granted in 2024 (the "Outperformance PSUs," and, together with the 2023 rTSR Annual PSUs and 2024 rTSR Annual PSUs, the "Covered PSUs").

Pursuant to these amendments, with respect to the Covered PSUs held by current employees of B+L and its subsidiaries, (i) if the Distribution Date does not occur prior to the date that is 120 calendar days before the first day of the applicable "TSR Measurement Start Date" (i.e., the 20 consecutive trading day period preceding the last day of the rTSR performance period applicable to the Covered PSUs) applicable to such Covered PSUs (such applicable date, the "Performance Assessment Cut-off Date"), then (A) in the case of the 2023 rTSR Annual PSUs and the 2024 rTSR Annual PSUs, the applicable rTSR performance metric shall be deemed achieved at the target performance level (100%) and (B) in the case of the Outperformance PSUs granted in 2024, the applicable relative total shareholder return modifier performance metric will no longer apply; and (ii) if the Distribution Date occurs prior to the Performance Assessment Cut-off Date, then the relative total shareholder return performance metric applicable to such Covered PSUs shall be measured in accordance with the existing terms of the applicable Covered PSU agreements.

The achievement of the TSR performance goals for any PSUs granted will be calculated in a manner that does not take into account the issuance of any B+L Common Shares pursuant to any equitable adjustments applicable to BHC equity awards in connection with the Distribution.

Equity Grant Practices

We have the following practices regarding equity compensation grants:

+ It is the Talent and Compensation Committee's policy to approve ordinary course annual equity awards on the day of the Talent and Compensation Committee's regularly scheduled meeting held in February of each year, which is scheduled approximately a year in advance, with the grant date of such awards to be effective five (5) business days after the release of annual earnings for such year. At the Talent and Compensation Committee meeting, the

Talent and Compensation Committee approves each NEO's equity award, including any portion of each NEO's annual equity award that will be granted as stock options. Occasionally, the Talent and Compensation Committee may also grant equity awards outside of our annual grant cycle, including for new hires, promotions or other special circumstances. The timing of any equity grants to executive officers in connection with any such new hires, promotions or other non-routine grants is tied to the event giving rise to the award (such as an executive officer's commencement of employment or promotion effective date).

+ The Company does not schedule its equity grants in anticipation of the release of material, non-public information ("MNPI"), nor does the Company time the release of MNPI based upon grant dates of equity. In the event MNPI becomes known to the Talent and Compensation Committee prior to granting an equity award, the Talent and Compensation Committee will take the existence of such information into consideration and use its business judgment to determine whether to delay the grant of equity to avoid any impropriety.

+ Under the Omnibus Plan, the exercise price of any stock option grant will be no less than 100% of the fair market value of our common stock subject to such option on the date of grant.

+ Equity award accounting complies with GAAP in the United States and is transparently disclosed in our SEC filings. During 2024, we did not grant stock options to any of our NEOs during the period(s) beginning four business days before and ending one business day after the filing of any Company periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Form 8-K that disclosed any MNPI.

2025 Compensation Program

For our senior executives, including our NEOs, our Talent and Compensation Committee has determined that the 2025 annual incentive program will continue to be based on performance against pre-established financial targets (Adjusted EBITDA (non-GAAP) and Revenues) approved by the Board and performance against pre-established individual strategic priorities, in order to determine each NEO's final payout, with total payouts capped at 250% of target.

The Talent and Compensation Committee has also approved continuing our current long-term incentive program for 2025, which provides an opportunity for our senior executives to be granted a balanced portfolio of PSUs, RSUs, and Stock Options. The Talent and Compensation Committee approved a slight adjustment in the mix of awards for the NEOs (excluding the CEO), increasing RSUs from 25% to 30% of the total award and decreasing Stock Options from 25% to 20% of the total award. This change does not impact the CEO, whose mix remains 60% PSUs, 20% RSUs, and 20% Stock Options. This change for the NEOs (excluding the CEO) provides a small portion of the award in a more stable form, given the current volatility of the stock price, and aligns the portion received in Stock Options with that of the CEO.

In addition to this change, the Talent and Compensation Committee also adjusted the weighting of the PSU metrics, reducing Relative TSR from 50% to 25% and increasing organic revenue growth (non-GAAP) from 50% to 75%, to ensure that our senior executives, including our NEOs, are being rewarded based on a metric that they have more direct control of, given our current ownership structure, and that will accelerate growth in the long-term for our shareholders.

Other Compensation Elements

Matching Share Program

NEOs are eligible to participate in the Bausch + Lomb Matching Share Program. Under this program, shares purchased on the open market by recipients are matched with one Matching Restricted Share Unit ("MRSU") issued under the Omnibus Plan. Generally, MRSUs granted for a period of three years may not exceed the value of 50% of the sum of the NEO's annual base salary and target annual cash bonus, less any shares sold within the past six months (excluding any shares sold to cover a tax obligation resulting from a vesting event).

Subject to the provisions of the Omnibus Plan and applicable award agreements, MRSUs vest pro-rata over a three-year period, provided that the recipient is employed through the applicable vesting dates. Vesting ceases upon termination of employment (except in limited circumstances), and any MRSUs that do not become vested prior to the recipient's termination of employment or that do not become vested according to the provisions of the terms of the award are forfeited.

Mr. Saunders purchased shares under this program during 2024.

Bausch + Lomb Separation Bonus Opportunity

In October 2020, BHC's Talent and Compensation Committee approved eligibility for a performance-based separation bonus, which requires the achievement of pre-determined milestones related to the separation transaction. Payment is made in cash, with 50% conditioned upon meeting internal readiness criteria for the separation of the two companies and the remaining 50% conditioned upon the successful close of the Bausch + Lomb separation transaction. The first 50% was paid in October 2021. Payment is subject to continued employment, except in limited circumstances. The total amount of the remaining unvested separation bonuses is $250,000 for Mr. Eldessouky.

Retirement and Welfare Benefits

The retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and maintaining a committed workforce. Participation in these programs is not tied to performance.

Our specific contribution levels to these programs are adjusted annually to maintain a competitive position while considering costs.

+ Retirement Savings Plan – All employees in the United States, including our NEOs, are eligible to participate in a tax-qualified retirement savings plan (the "Retirement Savings Plan") under Section 401(k) of the Code. Eligible employees are able to contribute to the Retirement Savings Plan, on a before-tax basis, up to 75% of their eligible compensation, subject to the limit prescribed by the Code. In 2024, we matched 100% of the first 3% of pay and 50% on the next 3% of pay that is contributed to the Retirement Savings Plan. All employee contributions to the Retirement Savings Plan are fully vested upon contribution; matching contributions vest ratably over three years.
+ Welfare Plans – Our executives are also eligible to participate in our broad-based welfare benefits plans (including medical, dental, vision, life insurance and disability plans) upon the same terms and conditions as other employees.

Executive Benefits and Perquisites

We provide our NEOs with limited perquisites and other personal benefits that our Talent and Compensation Committee believes are reasonable and consistent with our overall compensation program to better attract and retain superior employees for key positions. Our Talent and Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs. Our Talent and Compensation Committee intends to maintain only those perquisites and other benefits that it determines to be necessary components of total compensation and that are not inconsistent with shareholder interests.

Our Talent and Compensation Committee permits the CEO to use our Company car and driver and Company aircraft for his business travel and, on a limited basis, for personal travel, which is capped at $150,000 per fiscal year. We do not gross up the income tax incurred by Mr. Saunders resulting from his personal use of our car and driver or aircraft. Our Talent and Compensation Committee believes that making our car and driver and aircraft available to our CEO allows him to serve shareholder interests by efficiently and securely conducting business during and when traveling. As reported on page 53 in footnote 6 to the 2024 Summary Compensation Table, Mr. Saunders had no personal usage of the Company plane or car and driver in 2024.

Attributed costs of the personal benefits described above for our NEOs for the fiscal year ended December 31, 2024 are included in the column entitled "All Other Compensation" of the 2024 Summary Compensation Table on page 53.

Mr. Saunders' Employment Agreement

On February 14, 2023, Mr. Saunders and the Company entered into an Employment Agreement (the "CEO Employment Agreement") with an initial four-year term that automatically renews for successive one-year periods unless either party provides timely notice of non-renewal. The agreement provides Mr. Saunders with an annual base salary of $1,600,000 and an annual cash bonus with a target value of 150% of his base salary for the 2023 and 2024 fiscal years, and 200% of his base salary for the 2025 fiscal year and each fiscal year thereafter. He also received a one-time $6,500,000 sign-on cash bonus and recognition of his prior service for benefit program purposes. Additionally, he is provided with personal use of a Company car and driver, the Company's aircraft (capped at $150,000 per fiscal year) and use of a corporate apartment in Bridgewater, New Jersey.

Mr. Saunders is eligible to receive equity grants on an annual basis with an annual target grant date value determined in the sole discretion of the Talent and Compensation Committee, which was approximately $14,000,000 for the Company's 2024 fiscal year.

The consequences of Mr. Saunders' termination of employment, whether or not in connection with a "change in control," are described in "Potential Payments upon Termination or Change in Control" beginning on page 58. Mr. Saunders is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Eldessouky's Employment Agreement

On June 1, 2021, BHC entered into an employment agreement with Mr. Eldessouky upon his appointment as CFO, which was assigned to the Company upon the closing of the B+L IPO. The initial three-year term of Mr. Eldessouky's agreement commenced on June 1, 2021. The term will automatically renew for successive one-year periods unless either party provides notice of non-renewal.

Pursuant to his agreement, Mr. Eldessouky receives a base salary and a target annual incentive opportunity equal to 80% of his base salary. Ongoing equity grants are at the sole discretion of our Talent and Compensation Committee.

The consequences of Mr. Eldessouky's termination of employment, whether or not in connection with a "change in control," are described in "Potential Payments upon Termination or Change in Control," beginning on page 58.

Mr. Eldessouky is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Bailey's Employment Agreement

On April 11, 2023, Bausch + Lomb entered into an employment agreement with Mr. Bailey. The initial three-year term of Mr. Bailey's agreement commenced on April 24, 2023. The term will automatically renew for successive one-year periods unless either party gives notice of non-renewal.

Pursuant to his agreement, Mr. Bailey receives a base salary and a target annual incentive opportunity equal to 80% of his base salary. Mr. Bailey was entitled to receive an annual equity grant for 2024 with a grant date fair value of $2,000,000; ongoing equity grants are at the sole discretion of our Talent and Compensation Committee.

The consequences of Mr. Bailey's termination of employment, whether or not in connection with a "change in control," are described in "Potential Payments Upon Termination or Change in Control," beginning on page 58.

Mr. Bailey is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Dr. Hashad's Employment Agreement

In August 2022, Bausch + Lomb entered into an employment agreement with Dr. Hashad. The initial three-year term of Dr. Hashad's agreement commenced on August 1, 2022. The term will automatically renew for successive one-year periods unless either party gives notice of non-renewal.

Pursuant to his agreement, Dr. Hashad receives a base salary and a target annual incentive opportunity equal to 80% of his base salary. Ongoing equity grants are at the sole discretion of our Talent and Compensation Committee.

The consequences of Dr. Hashad's termination of employment, whether or not in connection with a "change in control," are described in "Potential Payments Upon Termination or Change in Control," beginning on page 58.

Dr. Hashad is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Stewart's Employment Agreement

On April 11, 2023, Bausch + Lomb entered into an employment agreement with Mr. Stewart. The initial three-year term of Mr. Stewart's agreement commenced on April 24, 2023. The term will automatically renew for successive one-year periods unless either party gives notice of non-renewal.

Pursuant to his agreement, Mr. Stewart receives a base salary and a target annual incentive opportunity equal to 80% of his base salary. Mr. Stewart was entitled to receive an annual equity grant for 2024 with a grant date fair value of $1,000,000; ongoing equity grants are at the sole discretion of our Talent and Compensation Committee.

The consequences of Mr. Stewart's termination of employment, whether or not in connection with a "change in control," are described in "Potential Payments Upon Termination or Change in Control," beginning on page 58.

Mr. Stewart is subject to customary restrictive covenants, including non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Other Compensation Governance Practices

Share Ownership Guidelines

Our Talent and Compensation Committee believes that purchasing and holding B+L Common Shares with one's own money should create an incentive to manage the Company prudently.

Our Talent and Compensation Committee has established minimum share ownership requirements for our NEOs. Our CEO is required to hold six times base salary, and our other NEOs are required to hold three times base salary. B+L Common Shares and unvested RSUs are included in the calculation of share ownership. NEOs have five years from the date they first become subject to the guidelines to achieve them, and must retain 50% of their net shares vesting until this requirement is met.

Mr. Saunders. Mr. Eldessouky, and Mr. Bailey have met their ownership requirement, and Dr. Hashad and Mr. Stewart are on track to satisfy their ownership requirement as shown in the chart below. All NEOs are in compliance with the policy. Dr. Hashad has until May 2027 to satisfy this requirement (being five years from the B+L IPO), and Mr. Stewart has until April 2028 to satisfy this requirement (being five years from the effective date of the commencement of employment).



Clawback Policies

We seek to recover, to the extent practicable, performance-based compensation from our executive officers. In 2023, the Board adopted the Company's Financial Restatement Compensation Recoupment Policy (the "Recoupment Clawback Policy") in accordance with Rule 10D-1. Under the Company's Recoupment Clawback Policy, our Talent and Compensation Committee will, to the extent permitted by law, recoup any incentive compensation (cash and equity) received by the Company's executive officers, in the event of a restatement of financial-based measures (regardless of whether detrimental conduct has occurred). In the case of a restatement of financial-based measures, the Board will reasonably promptly recover the amount by which the incentive compensation received exceeds the amount that would have been received if the error had not been made within three years preceding the date on which the Board determines that the financial measure contains a material error.

In addition, we maintain a Misconduct and Detrimental Conduct Clawback Policy (the "Misconduct Clawback Policy") which provides that the Board may exercise its discretion to require any employee who receives equity-based compensation to reimburse bonus, incentive or equity-based compensation (including time- and/or performance-based awards) awarded to such employee in the event of:

+ A material restatement or adjustment to our financial statements as a result of such employee's gross negligence, knowing or intentional fraudulent or illegal misconduct; or
+ Such employee's detrimental conduct that has caused material financial, operational or reputational harm to us, including (i) acts of fraud or dishonesty during the course of employment; (ii) improper conduct that causes material financial, operational or reputational harm to us or our affiliates; (iii) improper disclosure of confidential material that causes material financial, operational or reputational harm to us or our affiliates; (iv) the commission of a felony or crime of comparable magnitude that subjects us to material reputational harm; (v) commission of an act or omission that causes a violation of federal or other applicable securities law; or (vi) gross negligence in exercising supervisory authority.

Following a material restatement or adjustment of our financial statements, the compensation subject to clawback is the amount in excess of what would have been awarded based on the corrected performance measures, calculated on a pre-tax basis. If the financial reporting measure applicable to the incentive or equity-based compensation is a stock price or TSR measure, the Board has broad authority to estimate the effect of the financial restatement on our share price in calculating recoverable compensation. In the case of detrimental conduct, the Board has the ability to recover all incentive compensation.

We may not indemnify any covered employee, directly or indirectly, for any losses incurred in connection with the recovery of any compensation under either the Recoupment Clawback Policy or the Misconduct Clawback Policy, including through the payment of insurance premiums, gross-up payments or supplemental payments. The Recoupment Clawback Policy and the Misconduct Clawback Policy will continue to apply to covered employees even after they cease to be employed by us.

For further disclosure of the Recoupment Clawback Policy, refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2024.

Anti-Pledging and Anti-Hedging Policies

We also maintain the Anti-Hedging and Anti-Pledging Policies. The Anti-Hedging Policy generally prohibits officers, directors and employees from engaging in new hedging or monetization transactions with B+L Common Shares. This prohibition prevents officers, directors and employees from owning securities without the full risks and rewards of ownership and preserves the common interests and objectives of the Company and its officers, directors and employees. The Anti-Pledging Policy generally prohibits officers, directors and employees from holding our securities in a margin account where the securities are subject to margin sales or pledging our securities as loan collateral.

Insider Trading Policy

Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of the Company's securities, which applies to all personnel of the Company, including directors, officers and employees, as well as the Company itself. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Company's Insider Trading Policy has been filed as Exhibit 19.1 to its Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Risk Determination

Our Talent and Compensation Committee assesses the potential risks relating to our compensation policies and practices for our employees, including those related to our executive compensation programs. Periodically, our Talent and Compensation Committee reviews and discusses with management the relationship between the Company's compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Company, to ensure that such policies and practices support not only economic performance, but also compliance with our risk management objectives, and to ensure that they do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company. For our 2024 compensation programs, our Talent and Compensation Committee determined that its compensation policies and practices appropriately comply with the Company's risk management objectives and do not encourage excessive or unnecessary risk-taking.

Tax and Accounting Implications

Tax Considerations of Our Executive Compensation

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million.

Our Talent and Compensation Committee may continue to approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for its executive officers.

Accounting for Our Stock-Based Compensation

We account for stock-based payments, including grants under each of our equity compensation plans, in accordance with the requirements of FASB ASC Topic 718.

Compensation Committee Report

The Report of the Talent and Compensation Committee of the Board shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The Talent and Compensation Committee of our Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Talent and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Talent and Compensation Committee









Karen L. Ling (Chair)   Gary Hu   Russel C. Robertson   Thomas W. Ross, Sr.

2024 Summary Compensation Table

The following table sets forth the annual and long-term compensation awarded to or paid to the NEOs for services rendered to the Company in all capacities during the years ended December 31, 2024, 2023 and 2022.

Name	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Brenton L. Saunders[7]	2024	1,600,000	—	16,106,834	2,799,997	3,338,400	15,525	23,860,756
Chairman of the Board and Chief Executive Officer	2023	1,396,923	6,500,000	27,870,000	7,305,493	2,181,436	55,199	45,309,051
Sam A. Eldessouky	2024	766,885	—	4,479,329	750,000	829,250	15,525	6,840,989
Executive Vice President and Chief Financial Officer	2023	710,769	—	2,687,500	749,999	594,048	14,850	4,757,166
	2022	700,000	—	2,813,150	2,249,998	375,200	13,725	6,152,073
A. Robert D. Bailey	2024	767,423	—	3,558,049	500,000	687,582	15,525	5,528,579
Executive Vice President and Chief Legal Officer	2023	519,231	200,000	2,049,705	1,999,997	430,816	14,850	5,214,599
Dr. Yehia Hashad	2024	696,846	—	2,867,061	312,499	629,160	20,525	4,526,091
Executive Vice President of Research &	2023	660,000	—	1,119,765	312,500	551,616	13,613	2,657,494
Development and Chief Medical Officer	2022	602,500	—	1,188,146	624,997	319,764	117,386	2,852,793
Andrew J. Stewart	2024	616,269	—	2,636,714	250,000	552,762	26,525	4,082,270
President, Global Pharmaceuticals and International Consumer	2023	415,385	600,000	563,882	—	344,653	9,346	1,933,266

(1) The amounts included in this column reflect salary earned during the respective year. For 2024, Mr. Saunders did not receive a salary increase; his annual salary is reflected in this column.

(2) The amounts included in this column for 2023 for Messrs. Saunders, Bailey and Stewart reflect the sign-on bonuses paid to such executives in 2023 in connection with the commencement of their employment with the Company.

(3) The amounts reflected in this column for 2024 represent the aggregate grant date fair value of the Bausch + Lomb RSUs and PSUs granted to the NEOs in 2024, computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). The grant date fair values reflected in this column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the PSUs in this column, as required by SEC rules. The grant date fair value of the PSUs granted to the NEOs during 2024 was calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Subtopic 718-10, excluding the effect of estimated forfeitures. The grant date value of the PSUs granted to these NEOs in 2024 and reported in the table above, assuming the highest level of performance conditions will be achieved (200% of target levels, 300% for the Outperformance Award), is $26,602,931 for Mr. Saunders, $8,977,802 for Mr. Eldessouky, $7,700,660 for Mr. Bailey, $6,742,766 for Dr. Hashad, and $6,423,443 for Mr. Stewart. The amount reflected in this column and in this footnote do not represent the actual amounts that will be paid to or realized by our NEOs for awards made during the respective fiscal year. Information regarding the assumptions used to value these awards is set forth in "Note 2-Significant Accounting Policies" and "Note 13-Share Based Compensation" to the audited consolidated financial statements included in the Company's Annual Report.

(4) The amounts reflected in this column for 2024 represent the aggregate grant date fair value of the Bausch + Lomb Stock Options granted to the NEOs in 2024, computed in accordance with FASB ASC Topic 718, and using Black-Scholes (excluding the effect of estimated forfeitures). Information regarding the assumptions used to value these awards is set forth in "Note 2–Significant Accounting Policies" and "Note 13–Share-Based Compensation" to the audited consolidated financial statements included in the Company's Annual Report.

(5) The amounts reflected in this column for 2024 represent the cash payout amounts under the 2024 AIP for each of the NEOs. For additional details regarding the 2024 AIP, see page 41 under "Components of Executive Compensation – Annual Incentive Program".

(6) For 2024, amounts in this column for each NEO consist of the following:

	Saunders	Eldessouky	Bailey	Hashad	Stewart
401(k) Match	15,525	15,525	15,525	15,525	15,525
Executive Physical	—	—	—	5,000	11,000

(7) Mr. Saunders was Chairman of the Board during 2024. He did not receive any additional compensation of any kind for his services as Chairman of the Board.

Grants of Plan-Based Awards

The following table provides information on the grants of plan-based awards to the NEOs during the year ended December 31, 2024.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares or Units[3] (#)	All Other Option Awards: Number of Securities Stock or Options[4] (#)	Exercise or Base Price of Underlying Option Awards[4] ($/Sh)	Grant Date Fair Value[5] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Brenton L. Saunders												
2024 AIP	2/9/2024	2/9/2024	0	2,400,000	6,000,000							
2024 RSUs	2/28/2024	2/9/2024							187,919			3,166,435
2024 Stock Options	2/28/2024	2/9/2024								569,105	16.85	2,799,997
2024 TSR PSUs	2/28/2024	2/9/2024				140,940	281,879	563,758				5,978,654
2024 Revenue Growth PSUs	2/28/2024	2/9/2024				140,940	281,879	563,758				4,749,661
2024 OPA PSUs	2/28/2024	2/9/2024				50,336	100,671	302,013				1,715,434
2024 Matching RSU	8/5/2024	8/5/2024							32,250			496,650
Sam A. Eldessouky												
2024 AIP	2/9/2024	2/9/2024	0	620,000	1,550,000							
2024 RSUs	2/28/2024	2/9/2024							50,335			848,145
2024 Stock Options	2/28/2024	2/9/2024								152,439	16.85	750,000
2024 TSR PSUs	2/28/2024	2/9/2024				25,168	50,335	100,670				1,067,605
2024 Revenue Growth PSUs	2/28/2024	2/9/2024				25,168	50,335	100,670				848,145
2024 OPA PSUs	2/28/2024	2/9/2024				50,336	100,671	302,013				1,715,434
A. Robert D. Bailey												
2024 AIP	2/9/2024	2/9/2024	0	612,000	1,530,000							
2024 RSUs	2/28/2024	2/9/2024							33,557			565,435
2024 Stock Options	2/28/2024	2/9/2024								101,626	16.85	500,000
2024 TSR PSUs	2/28/2024	2/9/2024				16,779	33,557	67,114				711,745
2024 Revenue Growth PSUs	2/28/2024	2/9/2024				16,779	33,557	67,114				565,435
2024 OPA PSUs	2/28/2024	2/9/2024				50,336	100,671	302,013				1,715,434
Yehia Hashad, M.D.												
2024 AIP	2/9/2024	2/9/2024	0	560,000	1,400,000							
2024 RSUs	2/28/2024	2/9/2024							20,973			353,395
2024 Stock Options	2/28/2024	2/9/2024								63,516	16.85	312,499
2024 TSR PSUs	2/28/2024	2/9/2024				10,487	20,973	41,946				444,837
2024 Revenue Growth PSUs	2/28/2024	2/9/2024				10,487	20,973	41,946				353,395
2024 OPA PSUs	2/28/2024	2/9/2024				50,336	100,671	302,013				1,715,434
Andrew J. Stewart												
2024 AIP	2/9/2024	2/9/2024	0	492,000	1,230,000							
2024 RSUs	2/28/2024	2/9/2024							16,778			282,709
2024 Stock Options	2/28/2024	2/9/2024								50,813	16.85	250,000
2024 TSR PSUs	2/28/2024	2/9/2024				8,389	16,778	33,556				355,862
2024 Revenue Growth PSUs	2/28/2024	2/9/2024				8,389	16,778	33,556				282,709
2024 OPA PSUs	2/28/2024	2/9/2024				50,336	100,671	302,013				1,715,434

[1]　2024 AIP represents the threshold, target and maximum awards set under the 2024 AIP. The values set forth in this row reflect their threshold, target and maximum bonus opportunities for fiscal year 2024.

[2]　This column shows the number of PSUs granted in 2024. PSUs cliff vest on the third anniversary of the grant date, in each case assuming achievement of minimum performance criteria and continued employment through the applicable vesting date.

[3]　This column shows the number of RSUs granted in 2024. These RSUs will vest ratably on the first three anniversaries of the grant, in each case subject to continued employment through the applicable vesting dates.

(4) This column shows the number of non-qualified Stock Options granted in 2024. These Stock Options vest ratably on the first three anniversaries of the grant date, subject to continued employment through the applicable vesting dates, and remain exercisable until the ten-year anniversary of the grant date. The exercise price is the closing price on the date of grant of the B+L Common Shares. The aggregate number of Stock Options granted in 2024 expressed as a percentage of the total issued and outstanding B+L Common Shares as of December 31, 2024 (otherwise known as the "burn rate") was 0.4%.

(5) The amounts reflected in this column represent the aggregate grant date fair value of the Bausch + Lomb equity awards granted to the NEOs in 2024, computed in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures) and, for Stock Options, was determined using Black-Scholes (excluding the effect of estimated forfeitures). For PSUs, the grant date fair value is based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Subtopic 718-10. The grant date fair values reflected in this column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the PSUs in this column, as required by SEC rules.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the outstanding Bausch + Lomb and BHC equity awards held by the NEOs as of December 31, 2024. The market value of the stock awards is based on the closing market price on December 31, 2024, which was $18.06 for B+L Common Shares.

Name	Security	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brenton L. Saunders	BLCO	2/23/2023	439,560	879,121[1]	18.60	2/23/2033				
	BLCO	2/23/2023					187,500[2]	3,386,250		
	BLCO	2/23/2023							375,000[3]	6,772,500
	BLCO	2/28/2024	—	569,105[1]	16.85	2/28/2034				
	BLCO	2/28/2024					125,280[4]	2,262,557		
	BLCO	2/28/2024							375,839[5]	6,787,652
	BLCO	2/28/2024							563,758[6]	10,181,469
	BLCO	2/28/2024							50,336[7]	909,068
	BLCO	8/5/2024					32,250[13]	582,435		
Sam A. Eldessouky	BHC	3/1/2017	31,430[8]	—	14.38	3/1/2027				
	BHC	3/7/2018	31,697[8]	—	15.32	3/7/2028				
	BHC	2/27/2019	22,149[8]	—	23.16	2/27/2029				
	BHC	2/26/2020	28,429[8]	—	24.77	2/26/2030				
	BHC	3/3/2021	16,374[8]	—	32.56	3/3/2031				
	BHC	6/1/2021	122,427[8]	—	32.03	6/1/2031				
	BLCO	5/5/2022	—	494,505[9]	18.00	5/5/2032				
	BLCO	5/5/2022					125,000[10]	2,257,500		
	BLCO	7/25/2022					11,667[4]	210,706		
	BLCO	3/1/2023	45,372	90,744[1]	17.96	3/1/2033				
	BLCO	3/1/2023					14,173[4]	255,964		
	BLCO	3/1/2023							70,862[11]	1,279,768
	BLCO	3/1/2023							85,034[12]	1,535,714
	BLCO	2/28/2024	—	152,439[1]	16.85	2/28/2034				
	BLCO	2/28/2024					33,557[4]	606,039		
	BLCO	2/28/2024							67,113[5]	1,212,061
	BLCO	2/28/2024							100,670[6]	1,818,100
	BLCO	2/28/2024							50,336[7]	909,068
A. Robert D. Bailey	BLCO	5/4/2023	143,061	286,123[1]	17.50	5/4/2033				
	BLCO	4/24/2023					80,334[4]	1,450,832		
	BLCO	2/28/2024	—	101,626[1]	16.85	2/28/2034				
	BLCO	2/28/2024					22,372[4]	404,038		
	BLCO	2/28/2024							44,743[5]	808,059
	BLCO	2/28/2024							67,114[6]	1,212,079
	BLCO	2/28/2024							50,336[7]	909,068

Name	Security	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dr. Yehia Hashad	BLCO	5/5/2022	—	137,362[9]	18.00	5/5/2032				
	BLCO	5/5/2022					34,722[10]	627,079		
	BLCO	7/25/2022					11,667[4]	210,706		
	BLCO	3/1/2023	18,905	37,810[1]	17.96	3/1/2033				
	BLCO	3/1/2023					5,905[4]	106,644		
	BLCO	3/1/2023							29,525[11]	533,222
	BLCO	3/1/2023							35,430[12]	639,866
	BLCO	2/28/2024	—	63,516[1]	16.85	2/28/2034				
	BLCO	2/28/2024					13,982[4]	252,515		
	BLCO	2/28/2024							27,964[5]	505,030
	BLCO	2/28/2024							41,946[6]	757,545
	BLCO	2/28/2024							50,336[7]	909,068
Andrew J. Stewart	BLCO	4/24/2023					22,100[4]	399,126		
	BLCO	2/28/2024	—	50,813[1]	16.85	2/28/2034				
	BLCO	2/28/2024					11,186[4]	202,019		
	BLCO	2/28/2024							22,371[5]	404,020
	BLCO	2/28/2024							33,556[6]	606,021
	BLCO	2/28/2024							50,336[7]	909,068

[1] Non-qualified Stock Options will vest ratably on the first three anniversaries of the grant date, subject to continued employment through the grant date. Stock Options will remain exercisable until the ten-year anniversary of the grant date.

[2] Mr. Saunders' RSUs that were granted upon his hire are scheduled to vest in two equal installments on the second and third anniversaries of the grant date, subject to continued employment through each applicable vesting date. On December 23, 2024, the Talent and Compensation Committee approved the accelerated vesting and settlement of the first half of Mr. Saunders' new hire RSUs, which were otherwise scheduled to vest on February 23, 2025. The remaining half of Mr. Saunders' RSUs will continue to vest on its original schedule, with full vesting to occur on February 23, 2026, subject to Mr. Saunders' continued employment through such date.

[3] Mr. Saunders' PSUs granted upon hire will cliff vest on the fourth anniversary of the grant date, assuming achievement of minimum performance criteria and continued employment through the applicable vesting date. Based on the estimated payout at fiscal year-end, the threshold number of shares (50%) is reported as outstanding.

[4] Represents RSUs that are scheduled to vest ratably on the first three anniversaries of the grant date, subject to continued employment through each applicable vesting date. On December 23, 2024, the Talent and Compensation Committee approved the accelerated vesting and settlement of all NEOs' outstanding and unvested time-based RSUs that were otherwise scheduled to vest in the first quarter of fiscal 2025. The NEOs' other RSUs will continue to vest on their original schedules, subject to continued employment through each applicable vesting date.

[5] PSUs will cliff vest on the third anniversary of the grant date, assuming achievement of minimum revenue growth performance criteria and continued employment through the applicable vesting date. The average of performance in 2024, plus target performance for 2025 and 2026, are reported as outstanding (133%). Revenue growth is measured each year, and the number of PSUs that are ultimately achieved will be determined following the end of the performance period on December 31, 2026 based on performance in each of 2024, 2025, and 2026.

[6] PSUs will cliff vest on the third anniversary of the grant date, assuming achievement of minimum relative TSR performance criteria and continued employment through the applicable vesting date. Based on performance as of December 31, 2024, the maximum number of shares (200%) are reported as outstanding. Relative TSR will be measured at the end of the performance period, and the number of PSUs that are ultimately achieved will be determined following the end of the performance period on December 31, 2026.

[7] Outperformance Plan PSUs cliff vest on the third anniversary of the grant date, assuming achievement of (i) a revenue metric (measured for fiscal year 2026) and (ii) rTSR metric measured over the three-year period ending December 31, 2026. Based on performance as of December 31, 2024, the threshold number of shares (50%) is reported as outstanding.

[8] BHC non-qualified Stock Options remain exercisable until the ten-year anniversary of the grant date.

[9] The Founder Stock Options will vest ratably on the first three anniversaries of the grant date, or, if later, upon the full separation from BHC or a change in control of the Company, subject to continued employment as of the vesting date. The Founder Stock Options will remain exercisable until the ten-year anniversary of the grant date. For additional details regarding the treatment of these awards in case BHC's spin-off distribution of Bausch + Lomb Common Shares does not occur by certain dates, see page 47 under "Equity Award Amendments".

[10] The Founder RSUs for Mr. Eldessouky will vest 50% on each of the second and third anniversaries of the grant date or, if later, the earlier of the full separation from BHC or a change in control of the Company assuming continued employment through the applicable vesting date. The Founder RSUs for Dr. Hashad will vest 100% on the second anniversary from the grant date, or, if later, the earlier of the full separation from BHC or a change in control of the Company assuming continued employment through the applicable vesting date. For additional details regarding the treatment of these awards in case BHC's spin-off distribution of Bausch + Lomb Common Shares does not occur by certain dates, see page 47 under "Equity Award Amendments".

[11] PSUs will cliff vest on the third anniversary of the grant date, assuming achievement of minimum revenue growth performance criteria and continued employment through the applicable vesting date. The average of performance in 2023 and 2024, plus target performance for 2025, is reported as outstanding (167%). Revenue growth is measured each year, and the number of PSUs that are ultimately achieved will be determined following the end of the performance period on December 31, 2025, is based on performance in each of 2023, 2024 and 2025.

[12] PSUs will cliff vest on the third anniversary of the grant date, assuming achievement of minimum relative TSR performance criteria and continued employment through the applicable vesting date. Based on performance as of December 31, 2024, the maximum number of shares (200%) is reported as outstanding. Relative TSR will be measured at the end of the performance period, and the number of PSUs that are ultimately achieved will be determined following the end of the performance period on December 31, 2025.

(13) Represents Matching RSUs that will vest ratably on the first three anniversaries of the grant date, assuming continued employment through each applicable vesting date.

Option Exercises and Stock Vested

The following table provides information regarding option exercises by the NEOs during 2024 and B+L and BHC Common Shares acquired on the vesting of RSUs held by the NEOs during 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Net Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Brenton L. Saunders				
BLCO	—	—	250,139	4,459,978
Sam A. Eldessouky				
BLCO	—	—	56,789	966,440
BHC	—	—	14,658	107,588
A. Robert D. Bailey				
BLCO	—	—	51,351	797,902
Yehia Hashad, M.D.				
BLCO	—	—	30,468	508,380
Andrew J. Stewart				
BLCO	—	—	16,642	264,350

(1) The amounts reflected in this column represent the market value of the underlying B+L and BHC Common Shares as of the vesting date.

Potential Payments upon Termination or Change in Control

The following table sets forth the expected benefits to be received by each current NEO in each of the following termination scenarios. This table assumes a termination date of December 31, 2024 and a stock price of $18.06 for B+L Common Shares, which was the closing price on December 31, 2024, the last business day of the year. The receipt of benefits is generally subject to the execution and non-revocation of a release of claims. Other relevant assumptions and explanations are set forth in the footnotes following the table.

	Termination without Cause or for Good Reason	Termination in connection with a Change in Control	Termination due to Death or Disability	Termination due to Retirement
Brenton L. Saunders				
Cash[1] [2]	11,338,400	12,058,236	—	—
BLCO RSUs and PSUs[3] [4][5]	15,063,734	24,994,326	11,593,756	—
BLCO Stock Options[3] [4][5]	422,603	688,617	688,617	—
Other Benefits[6]	46,596	46,596	—	—
Total Estimated Incremental Value	**26,871,333**	**37,787,775**	**12,282,373**	**—**
Sam A. Eldessouky				
Cash[7]	2,265,000	3,660,000	—	—
BLCO RSUs[8] [9][12]	4,073,905	7,144,559	6,538,084	—
BLCO Stock Options[8] [9][12]	—	223,196	223,196	—
Other Benefits[13]	23,298	23,298	—	—
Total Estimated Incremental Value	**6,362,203**	**11,051,053**	**6,761,280**	**—**
A. Robert D. Bailey				
Cash[10]	1,989,000	3,366,000	—	—
BLCO RSUs[11][12]	1,450,832	4,558,249	3,076,502	—
BLCO Stock Options[11][12]	160,229	283,196	283,196	—
Other Benefits[13]	18,059	36,118	—	—
Total Estimated Incremental Value	**3,618,120**	**8,243,563**	**3,359,698**	**—**
Dr. Yehia Hashad				
Cash[7]	1,820,000	3,080,000	—	—
BLCO RSUs[8] [9][12]	1,614,085	4,164,988	2,919,741	—
BLCO Stock Options[8] [9][12]	—	88,877	88,877	—
Other Benefits[13]	25,769	25,769	—	—
Total Estimated Incremental Value	**3,459,854**	**7,359,634**	**3,008,618**	**—**
Andrew J. Stewart				
Cash[10]	1,599,000	2,706,000	—	—
BLCO RSUs[11][12]	399,126	3,134,606	1,542,980	—
BLCO Stock Options[12]	—	61,484	61,484	—
Other Benefits[13]	25,769	51,538	—	—
Total Estimated Incremental Value	**2,023,895**	**5,953,628**	**1,604,464**	**—**

[1] As shown above under "Termination without Cause or for Good Reason" and "Termination in connection with a Change in Control," if Mr. Saunders' employment is terminated by the Company without Cause, due to the Company's non-renewal of the employment term, or if he resigns for Good Reason (in each case as defined in the CEO Employment Agreement), Mr. Saunders will be entitled to receive his earned but unpaid annual bonus for the year preceding his termination date, a prorated annual bonus for the year of his termination based on actual performance (or, if the Good Leaver Termination occurs within 30 days prior to or 24 months following a change in control, based on the greater of actual performance and target performance), a lump sum cash payment equal to two times the sum of his base salary and target bonus (or, if the Good Leaver Termination is during the change in control period, two times the sum of his base salary and the greater of his average annual bonus for the two performance years prior to the year of his termination date and his target bonus). These severance benefits are subject to his execution and non-revocation of a release of claims against the Company.

[2] If Mr. Saunders experiences a termination of employment due to his death or disability, he will be entitled to receive his earned but unpaid annual bonus for the year prior to his termination date.

(3) As shown above under "Termination without Cause or for Good Reason" if Mr. Saunders' employment is terminated by the Company without Cause, due to the Company's non-renewal of the employment term, or if he resigns for Good Reason, Mr. Saunders will be entitled to pro-rata vesting of 2024 RSU and Stock Option awards and pro-rata vesting based on actual performance of 2024 annual PSU awards (with an additional 12 months of vesting credit for any time-vesting equity awards held that have also met applicable minimum service requirements) and full vesting of the 2023 Equity Awards (with the PSUs vesting based on actual performance through the termination date and the Stock Options remaining exercisable for the remainder of their term).

(4) As shown above under "Termination in connection with a Change in Control," if Mr. Saunders' employment is terminated by the Company without Cause, due to the Company's non-renewal of the employment term, or if he resigns for Good Reason, Mr. Saunders will be entitled to full vesting of 2024 RSU and Stock Option awards, pro-rata vesting at target of 2024 annual PSU awards, and full vesting of OPA PSUs at the higher of target and actual revenue performance and actual rTSR performance through the termination date (and Stock Options remaining exercisable for the remainder of their applicable term) and full vesting of the 2023 Equity Awards (with the PSUs vesting based on the greater of actual performance through the termination date and target, and the Stock Options remaining exercisable for the remainder of their term).

(5) As shown above under "Termination due to Death or Disability," if Mr. Saunders experiences a termination of employment due to his death or disability, he will be entitled to full vesting of 2024 RSU and Stock Option awards, pro-rata vesting based on actual performance of 2024 annual PSU awards, pro-rata vesting of OPA PSUs at actual performance through the termination date and full vesting of the 2023 Equity Awards (with the PSUs vesting based on actual performance through his termination date and the Stock Options remaining exercisable for the remainder of their term).

(6) As shown above under "Termination without Cause or for Good Reason" and "Termination in connection with a Change in Control," if Mr. Saunders' employment is terminated by the Company without Cause, due to the Company's non-renewal of the employment term, or if he resigns for Good Reason, Mr. Saunders will be entitled to receive up to 24 months of COBRA continuation coverage. He is also entitled to receive two additional years of age or service credit under Company retirement plans, subject to the terms of such plan or program.

(7) As shown above under "Termination without Cause or for Good Reason," the severance benefits payable to Mr. Eldessouky and Dr. Hashad provide that, in the event of an involuntary termination of employment by the Company without "cause" or resignation for "good reason" (as defined in their respective employment agreements), then they will be eligible to receive a cash severance payment equal to one times the sum of their annual base salary and annual target incentive award, plus payment of an annual cash bonus award for the year of termination (based on the lesser of actual achievement of applicable performance goals and target bonus, prorated based on the number of days employed during the year). As shown above under "Termination in connection with a Change in Control," if Mr. Eldessouky and Dr. Hashad are terminated without cause, or for good reason, in contemplation of a change in control or within 12 months following a change in control, they will receive a cash severance payment equal to two times the sum of annual base salary and annual target incentive award, plus payment of an annual cash bonus award for the year of termination (based on target achievement and prorated based on the number of days employed during the year). As shown above under "Termination without Cause or for Good Reason" and "Termination in connection with a Change in Control," for Mr. Eldessouky, he would also receive a cash payment equal to the remaining 50% of the Company's separation bonus upon a "qualifying termination."

(8) As shown above under "Termination without Cause or for Good Reason," the Founder RSUs issued to Mr. Eldessouky and Dr. Hashad in May 2022 will vest upon their termination of service on a pro-rata basis. As shown above under "Termination in connection with a Change in Control" and "Termination due to Death or Disability," Founder RSUs and Founder Stock Options fully vest. In addition, Mr. Eldessouky and Dr. Hashad were granted a one-time award of RSUs in July 2022, which will fully vest as shown above under "Termination without Cause or for Good Reason," "Termination in connection with a Change in Control" and "Termination due to Death or Disability."

(9) As shown above under "Termination without Cause or for Good Reason," the RSUs issued to Mr. Eldessouky and Dr. Hashad in March 2023 will vest upon their termination of service on a pro-rata basis, the Stock Options will be forfeited, and the PSUs will vest on a pro-rata basis based on actual performance. As shown above under "Termination in connection with a Change in Control" and "Termination due to Death or Disability," RSUs and Stock Options fully vest, and PSUs pro-rata vest based on target performance in the case of a change in control and actual performance in the case of death or disability.

(10) As shown above under "Termination without Cause or for Good Reason" and "Termination in connection with a Change in Control," if Mr. Bailey or Mr. Stewart's employment is terminated by the Company without Cause, due to the Company's non-renewal of the employment term, or if resigning for Good Reason, Mr. Bailey and Mr. Stewart will be entitled to receive their earned but unpaid annual bonus for the year preceding their termination date, a prorated annual target bonus for the year of termination, and a lump sum cash payment equal to one times the sum of base salary and target bonus (or two times if in contemplation of a change in control, or within twelve months following a change in control). These severance benefits are subject to Mr. Bailey and Mr. Stewart's execution and non-revocation of a release of claims against the Company. If Mr. Bailey or Mr. Stewart experiences a termination of employment due to death or disability, Mr. Bailey and Mr. Stewart will be entitled to receive any earned but unpaid annual bonus for the year prior to termination date.

(11) As shown above under "Termination without Cause or for Good Reason," "Termination in connection with a Change in Control" and "Termination due to Death or Disability," the RSUs issued to Mr. Bailey and Mr. Stewart upon hire will vest upon their termination of service, and the Stock Options granted to Mr. Bailey will vest upon his termination of service.

(12) As shown above under "Termination without Cause or for Good Reason," Messrs. Eldessouky, Bailey and Stewart and Dr. Hashad will be entitled to pro-rata vesting of 2024 RSU awards and pro-rata vesting based on actual performance of 2024 annual PSU awards (after a minimum requirement to be employed one year from the date of grant). As shown above under "Termination in connection with a Change in Control," Messrs. Eldessouky, Bailey and Stewart and Dr. Hashad will be entitled to full vesting of 2024 RSU and Stock Option awards, pro-rata vesting at target of 2024 annual PSU awards, and full vesting of OPA PSUs at the higher of target and actual revenue performance (and actual rTSR performance) through the termination date. As shown above under "Termination due to Death or Disability," Messrs. Eldessouky, Bailey and Stewart and Dr. Hashad will be entitled to full vesting of 2024 RSU and Stock Option awards, pro-rata vesting based on actual performance of 2024 annual PSU awards, and pro-rata vesting of OPA PSUs at actual performance through the termination date.

(13) As shown above under "Termination without Cause or for Good Reason" and "Termination in connection with a Change in Control," Messrs. Eldessouky, Bailey and Stewart and Dr. Hashad are entitled to receive 12 months of COBRA continuation coverage (or 24 months for Mr. Bailey and Mr. Stewart if in contemplation of a change in control, or within twelve months following a change in control).

2024 Pay Ratio Disclosure

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for 2024:

+ the median of the annual total compensation of all our employees (excluding our CEO) was $50,500;
+ the annual total compensation of our CEO was $23,860,756; and
+ the ratio of these two amounts was 472 to 1. We believe that this ratio is a reasonable estimate calculated in a manner consistent with the requirements of the Pay Ratio Rule.

Methodology for Identifying Our Median Employee

Employee Population

To identify the median of the annual total compensation of all of our employees (other than our CEO), we first identified our total employee population from which we determined our median employee. We determined that, as of December 31, 2024, our employee population consisted of approximately 13,700 individuals (of which approximately 38% were located in the United States and 62% were located in jurisdictions outside the United States).

As permitted by the Pay Ratio Rule, we adjusted our total employee population (as described above) for purposes of identifying our median employee by excluding approximately 570 of our employees located in certain jurisdictions outside of the United States given the relatively small number of employees in those jurisdictions (less than 70), as follows: Argentina, Australia, Austria, Belarus, Belgium, Bulgaria, Croatia, Czech Republic, Hungary, Indonesia, Kazakhstan, Philippines, Portugal, Romania, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Sweden, Switzerland, Ukraine, and United Arab Emirates.

After taking into account the above-described adjustments to our employee population as permitted by the Pay Ratio Rule, our total adjusted employee population for purposes of determining our median employee consisted of approximately 13,100 individuals.

Determining our Median Employee

To identify our median employee from our adjusted employee population, we compared the amount of base salary of our employees as reflected in our employee records and converted to U.S. Dollars. In making this determination, we utilized the annualized compensation of our full-time employees, including those who were hired in 2024 (but did not work for us for the entire fiscal year) and permanent part-time employees (reflecting what they would have earned if they had worked the entire year at their part-time schedule). We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

Determination of Annual Total Compensation of our Median Employee and our CEO

Once we identified our median employee, we then calculated such employee's annual total compensation for 2024 by using the same methodology we used for purposes of determining the annual total compensation of our NEOs for 2024 as set forth in the 2024 Summary Compensation Table on page 53.

Our CEO's annual total compensation for 2024 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2024 Summary Compensation Table.

Please note that SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance

The following table sets forth the compensation for our Principal Executive Officer (the "PEO") and the average compensation for our other NEOs, both as reported in the 2024 Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules. The table also provides information on our cumulative total shareholder return ("TSR"), the cumulative TSR of our Peer Group, Net (Loss) Income and Adjusted EBITDA (non-GAAP)[5].

Year (a)	Summary Compensation Table Total for PEO (Brenton L. Saunders)[1] (b)	Compensation Actually Paid to PEO (Brenton L. Saunders)[2] (c)	Summary Compensation Table Total for PEO (Joseph C. Papa)[1] (b)	Compensation Actually Paid to PEO (Joseph C. Papa)[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] (e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[3] (f)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[3] (g)	Net (Loss) Income[4] (h)	Adjusted EBITDA (non-GAAP)[5] ($) (i)
2024	23,860,756	21,412,419	—	—	5,244,482	5,414,562	90.30	93.86	(317)	878
2023	45,309,051	36,157,891	9,528,086	5,644,847	4,318,944	3,286,641	85.30	103.30	(260)	738
2022	—	—	19,781,761	(3,950,168)	4,434,753	1,920,894	77.55	96.74	6	720[6]

(1) Compensation for our PEOs reflects the amounts reported in the 2024 Summary Compensation Table for the respective years. Our PEO in 2022 was Mr. Papa, our PEOs in 2023 were Mr. Saunders and Mr. Papa, and our PEO in 2024 was Mr. Saunders. Average compensation for non-PEOs in 2022 includes the following NEOs: Mr. Eldsesouky, Ms. Ackermann, Mr. Gordon, and Dr. Hashad. Average compensation for non-PEOs in 2023 includes the following NEOs: Mr. Eldessouky, Mr. Bailey, Dr. Hashad, Mr. Stewart, Ms. Ackermann, and Mr. Gordon. Average compensation for non-PEOs in 2024 includes the following NEOs: Mr. Eldessouky, Mr. Bailey, Dr. Hashad, and Mr. Stewart.

(2) Compensation actually paid for the PEO and average compensation actually paid for our non-PEO NEOs in 2024 reflect the respective amounts set forth in columns (b) and (d), adjusted as follows in the table below, as determined in accordance with SEC rules. These dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO and our other NEOs during the applicable year. The amounts in the table below reflect the year-over-year change in fair value of equity awards to equity award granted to our NEOs in 2024 and BHC equity awards granted to our NEOs in years prior to our IPO in 2022. For information regarding the decisions made by our Talent and Compensation Committee in regards to the PEO's and our other NEOs' compensation for fiscal year 2024, see the "Compensation Discussion and Analysis" beginning on page 36.

	PEO 2024 (Brenton L. Saunders)	Non-PEOs 2024
Summary Compensation Table Total	23,860,756	5,244,482
Less Stock Award Value Reported in Summary Compensation Table for the Covered Year (b)	18,906,830	3,838,413
Plus Fair Value for Awards Granted in the Covered Year	19,312,494	3,914,207
Change in Fair Value of BLCO Outstanding Unvested Awards from Prior Years	(2,540,453)	157,126
Change in Fair Value of BHC Outstanding Unvested Awards from Prior Years	—	—
Change in Fair Value of BLCO Awards from Prior Years that Vested in the Covered Year	(313,548)	(60,329)
Change in Fair Value of BHC Awards from Prior Years that Vested in the Covered Year	—	(2,511)
Less Fair Value of BLCO Awards Forfeited during the Covered Year	—	—
Less Fair Value of BHC Awards Forfeited during the Covered Year	—	—
Plus Fair Value of Incremental Dividends or Earnings Paid on Stock Awards	—	—
Less Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans	—	—
Plus Aggregate Service Cost and Prior Service Cost for Pension Plans	—	—
Compensation Actually Paid	21,412,419	5,414,562

Fair values set forth in the table above are computed in accordance with FASB ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date or fair values of awards that were forfeited in the covered year, which are valued as of the last day of the year immediately preceding the covered year.

(3) TSR is cumulative for the measurement periods beginning on the B+L IPO date and ending on each of December 31, 2024, December 31, 2023, and December 31, 2022, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The Peer Group for purposes of this table is the same as our Peer Group as determined under Item 201(e) of Regulation S-K and described in Item 5 of the Company's Annual Report.

(4) Presented in millions. Reflects "Net (Loss) Income" as required to be disclosed in the Company's Consolidated Statements of Income included in the Company's Annual Report on Form 10-K for the years ended December 31, 2024, December 31, 2023, and December 31, 2022.

(5) Presented in millions. Excludes Acquired IPR&D. EBITDA (non-GAAP) is Net (Loss) Income attributable to Bausch + Lomb Corporation (its most directly comparable U.S. GAAP financial measure) adjusted for interest expense, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA (non-GAAP) is EBITDA (non-GAAP) further adjusted for asset impairments, restructuring, integration and transformation costs, acquisition-related costs and adjustments (excluding amortization of intangible assets), share-based compensation, separation costs and separation-related costs, and other non-GAAP adjustments. Adjusted EBITDA excluding Acquired IPR&D is Adjusted EBITDA further adjusted to exclude Acquired IPR&D. This is a non-GAAP measure. Please see Appendix B for additional information and a reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures and ratios.

(6) Has not been adjusted to exclude approximately $1 million of Acquired IPR&D.

The following table sets forth an unranked list of the financial performance measures that we view as the "most important" measures for linking our NEOs' compensation to performance, as specifically listed below, which are metrics utilized under our annual cash and long-term incentive programs for 2024.

For more information on the financial performance metrics that are listed below and how they are utilized in our compensation program, please see "Compensation Discussion and Analysis".

Performance Measures

Revenues
Adjusted EBITDA (non-GAAP)*
Organic Revenue Growth (non-GAAP)**
Relative Total Shareholder Return
Absolute Shareholder Return

*   Excludes Acquired IPR&D. Adjusted EBITDA and Adjusted EBITDA excluding Acquired IPR&D are non-GAAP measures.
**   Organic revenue growth, a non-GAAP ratio, is defined as a change on a period-over-period basis in revenues on a constant currency basis (if applicable) excluding the impact of acquisitions, divestitures and discontinuations.
See Appendix B for additional information on non-GAAP financial measures and ratios.

Relationship Between Financial Measures and Compensation Actually Paid

The SEC's rules require that the pay versus performance disclosure include an unranked list of three to seven performance measures that the Company considers to be its most important measures used to align compensation actually paid to the NEOs to a company's performance. The table above represents the unranked list of the "most important" financial measures the Company used to align compensation actually paid to our NEOs for fiscal year 2024 to the Company's performance.

From the above list of performance measures, we view Adjusted EBITDA (non-GAAP) as our most important financial performance measure used to link compensation actually paid to our PEOs and other NEOs to Company performance for fiscal 2024. Adjusted EBITDA (non-GAAP) is a key component of the Company's performance-based incentive compensation program and is utilized under our AIP given it is a performance measure over which our NEOs can have significant impact. In addition, Adjusted EBITDA (non-GAAP) is directly linked to the Company's long-term strategic growth plan and performance that drive shareholder value and is highly correlated with fluctuations in our stock price.

As for the other performance measures listed in the table above, organic revenue growth (non-GAAP)**, relative total shareholder return and absolute shareholder return, are equally weighted metrics in our long-term performance-based incentive compensation program for fiscal 2024, which was a key component of our NEOs' pay in 2024.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in fiscal 2024, see "Compensation Discussion and Analysis."

Compensation Actually Paid Versus TSR and Versus Peer Group TSR

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our cumulative TSR and the cumulative TSR of our Peer Group over the covered fiscal years.



For additional details regarding how TSR was utilized under our 2024 compensation program to link pay with performance, please refer to the Long-Term Incentive Program description starting on page 45.

Compensation Actually Paid Versus Net Income (Loss)

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our Net Income (Loss) over the covered fiscal years.



Compensation Actually Paid Versus Adjusted EBITDA (Non-GAAP)*

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our Adjusted EBITDA (Non-GAAP)* over the covered fiscal years.



For additional details regarding how Adjusted EBITDA (non-GAAP)* was utilized under our 2024 compensation program to link pay with performance, please refer to the Annual Incentive Program description starting on page 41.

* Excludes Acquired IPR&D. This is a non-GAAP measure. See Appendix B for more information on non-GAAP measures and ratios.

** Has not been adjusted to exclude approximately $1 million of Acquired IPR&D.

Appointment of Auditor

The Audit and Risk Committee recommended to the Board that PricewaterhouseCoopers LLP ("PwC") be put before the shareholders at the Meeting for appointment as our auditor to serve until the close of the 2026 Annual Meeting of Shareholders. The Board has accepted and endorsed this recommendation.

Under the CBCA, at each annual meeting of shareholders, shareholders of a corporation appoint, by ordinary resolution, an auditor to hold office until the close of the next annual meeting of shareholders. Notwithstanding the foregoing, if an auditor is not appointed at a meeting of shareholders, the incumbent auditor continues in office until a successor is appointed. PwC currently serves as auditor of the Company and, therefore, shall continue to serve as the Company's auditor in the event that this proposal is not adopted by the shareholders.

Representatives of PwC will be present at the Meeting and will have an opportunity to make a statement if desired. Further, the representatives will be available to respond to appropriate shareholder questions submitted in the manner described under "Attending the Meeting – How do I ask a question at the Meeting?" on page 74.

A simple majority of votes cast at the Meeting, whether virtually, or by proxy or otherwise, will be required to appoint PwC. You may either vote "For" the appointment of PwC or "Withhold" your vote with respect to such appointment. If you vote "For" the appointment of PwC, your B+L Common Shares will be voted accordingly. If you select "Withhold" with respect to the appointment of PwC, your vote will not be counted as a vote cast for the purposes of appointing PwC.

As a shareholder of the Company, you are invited to vote with respect to the appointment of PwC as the auditor for the Company to hold office until the close of the 2026 Annual Meeting of Shareholders and to authorize the Board to fix the auditor's remuneration through the following resolution: Resolved, that the shareholders hereby appoint PwC as auditor for the Company to hold office until the close of the 2026 Annual Meeting of Shareholders and the Board of the Company is hereby authorized to fix the auditor's remuneration.

 The Board recommends that the shareholders vote **FOR** Proposal No. 3.

Auditor Fees

The following table presents fees for professional audit and other services rendered by PwC, our independent auditors, for 2024 and 2023. The table below summarizes the fees (expressed in thousands of U.S. Dollars) paid by the Company and its consolidated subsidiaries to PwC during 2024 and 2023.

	2024		2023	
	($)	(%)	($)	(%)
Audit Fees[1]	11,035	87	12,500	94
Audit-Related Fees[2]	1,038	8	35	*
Tax Fees[3]	680	5	777	6
All Other Fees[4]	0	*	0	*
Total	12,753	100	13,312	100

Notes:

* Less than 1%
[1] Audit services consist of professional services rendered for the audit of our consolidated financial statements, quarterly reviews, statutory audits, issuance of comfort letters and consents, and assistance with, and review of, documents filed with the SEC.
[2] Audit-related services are generally related to audits of financial statements prepared for special purposes, assignments relating to due diligence investigations, ESG, pre-implementation review procedures and employee benefit plan audits.
[3] Tax services are professional services rendered by our auditor for tax compliance and tax consulting primarily related to international transfer pricing.
[4] All other fees are amounts paid for miscellaneous permissible products and services.

Audit and Risk Committee's Pre-Approval of Non-Audit Services

The Audit and Risk Committee pre-approves non-audit services that may be provided to the Company and its subsidiaries by its auditor. The Audit and Risk Committee is not permitted to approve any engagement of the Company's auditor if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditor's independence.

Audit and Risk Committee Report

The Report of the Audit and Risk Committee of the Board shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under such Acts.

The Audit and Risk Committee, comprised of independent directors, is delegated by the Board to monitor the integrity of our financial statements, the auditor's qualifications and independence, the performance of the auditor and our internal auditor, and the Company's compliance with legal and regulatory requirements.

Management has primary responsibility for our financial statements and the overall reporting process as well as establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). PricewaterhouseCoopers LLP, our auditor for fiscal year ended December 31, 2024, had the responsibility for expressing an opinion as to whether the audited financial statements have been prepared in accordance with generally accepted accounting principles in the United States in all material respects and on the effectiveness of our internal controls over financial reporting.

The Audit and Risk Committee met with management and the auditor to review and discuss the audited financial statements for the year ended December 31, 2024. The auditor, as well as the internal auditor, had full access to the Audit and Risk Committee, including regular meetings without management present.

The Audit and Risk Committee received from and discussed with the auditor the written report and the letter from the auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the auditor's communications with the Audit and Risk Committee concerning independence and has discussed with the auditor the auditor's independence. Additionally, the committee discussed with the auditor the matters required by the Public Company Accounting Oversight Board and the SEC.

The Audit and Risk Committee acts only in an oversight capacity and must rely on the information provided to it and on the representations made by management and the auditor. Based on the aforementioned reviews and discussions, and the report of the auditor, the Audit and Risk Committee recommended to the Board that the audited financial statements for the year ended December 31, 2024, be included in the Company's Annual Report filed with the SEC.

Audit and Risk Committee



Sarah B. Kavanagh
(Chair)



Nathalie Bernier



Gary Hu



Russel C. Robertson

Other Matters

Certain Related-Party Transactions

As described in the section titled "Corporate Governance – Other Governance Policies and Practices – Ethical Business Conduct – Bausch + Lomb Code of Conduct" beginning on page 29, the Board has adopted the Bausch + Lomb Code of Conduct, which sets out the Company's expectations for the conduct of our employees in their dealings on behalf of the Company. The Conflict-of-Interest Policy set forth in our Code of Conduct requires that our employees avoid situations in which they have a potential or actual conflict of interest with the Company. In accordance with our Conflict of Interest Policy, any employee, including our officers, involved in any type of relationship described in the Conflict of Interest Policy is required to immediately and fully disclose the relevant circumstances to his or her immediate supervisor, the Chief Legal Officer or the Chief Compliance & Ethics Officer, and in accordance with the process set out in the Company's Conflicts of Interest Standard Operating Procedures. Where a director has an interest in a material contract or material transaction, the director is prohibited from voting on such contract or transaction. The Audit and Risk Committee reviews and makes recommendations to the Board on all matters involving a director's potential or actual conflict of interest as may be referred to the Audit and Risk Committee by the Board. Directors may not use the Company assets, labor or information for personal use unless approved by the Chair of the Audit and Risk Committee or as a part of a compensation or expense reimbursement program available to all directors. In addition to reviewing cases where the conflict, or potential conflict, involves a member of the Board, the Audit and Risk Committee reviews transactions or proposed transactions in which an executive officer of the Company or a senior financial officer of the Company has an interest that conflicts with the Company's interest (including all transactions required to be disclosed by Item 404(a) of Regulation S-K or otherwise required by law or applicable stock exchange requirements). In reviewing any transaction, directors must act with a view to the best interests of Bausch + Lomb. Our Conflict-of-Interest Policy states that the following are types of outside activities that can create conflicts:

+ Ownership by an employee or any member of the employee's family of a substantial interest in any concern that does business with the Company.
+ Serving as a director, officer, employee, consultant, advisor, or in any other capacity for any business or other organization with which Bausch + Lomb currently (or potentially) has a business relationship.
+ Employees may serve on profit and non-profit boards of directors, but this must be disclosed and authorized by the Conflict-of-Interest Committee.
+ Engaging in an outside activity with an individual, business or organization which currently (or potentially) has a competitive or business relationship with the Company.
+ Taking opportunities that are discovered through the use of corporate property, information or position for personal gain.
+ Employment or service with any government entity that regulates or oversees the Company's activities.
+ Outside employment which conflicts or might be reasonably expected to conflict with the normal duties of the director or employee.

We define related-party transactions as transactions and series of similar transactions to which we were a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock (each, a "related-party") had or will have a direct or indirect material interest.

In April 2025, the Company terminated an arrangement with its controlling shareholder, BHC, providing for an indemnification by BHC of the Company with respect to certain indebtedness under the Master Separation Agreement. BHC paid the Company $14.7 million to offset such indebtedness (including principal and interest to maturity).

Since January 1, 2024, the Company has not entered into any other related party transactions.

Agreements between BHC and the Company

In connection with our IPO, the Company and BHC entered into certain agreements that provide a framework for the Company's ongoing relationship with BHC. Of the agreements summarized below, the material agreements are filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC and on SEDAR+ on February 19, 2025. These summaries are qualified in their entirety by reference to the full text of such agreements.

Master Separation Agreement

We entered into a master separation agreement (the "Master Separation Agreement") with BHC that, together with the other agreements summarized below, governs the relationship between BHC and the Company following the B+L IPO. In particular, the master separation agreement provides, among other things, for, subject to the terms and conditions contained therein: (1) allocation of assets and liabilities to us and BHC according to the business to which such assets or liabilities relate and (2) assumption by us of liability for all pending, threatened and unasserted legal matters exclusively related to our business or our assumed or retained liabilities.

Arrangement Agreement

We entered into an arrangement agreement (the "Arrangement Agreement") with, among others, BHC that provides for, among other things, the terms of the Plan of Arrangement (as defined therein), the conditions to the completion of the Arrangement (as defined therein), the rights of the parties to amend the Plan of Arrangement, actions to be taken prior to and after the effective date of the Arrangement, certain indemnities and the rights of the parties to terminate the Arrangement Agreement in certain circumstances.

Transition Services Agreement

We entered into a transition services agreement with BHC to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, for a limited time to help ensure an orderly transition following our IPO. The transition services agreement specifies the calculation of our costs for these services.

Tax Matters Agreement

We entered into a tax matters agreement with BHC that governs the parties' respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

Employee Matters Agreement

We entered into an employee matters agreement with BHC (as amended and restated), which governs our relationship with BHC with respect to employment, compensation and benefits matters. The employee matters agreement governs, among other things, the allocation of employee-related liabilities, the mechanics for the transfer of Bausch + Lomb employees, the treatment of outstanding equity awards and the treatment of Bausch + Lomb employees' participation in BHC's retirement and health and welfare plans.

Registration Rights Agreement

We entered into a registration rights agreement with BHC pursuant to which we agree that, upon the request of BHC, we will use our commercially reasonable efforts to effect the registration under applicable U.S. federal and state securities laws of any of the B+L Common Shares retained by BHC and certain of its subsidiaries, and to file any required Canadian prospectuses relating to such registration.

Intellectual Property Matters Agreement

We entered into an intellectual property matters agreement pursuant to which we granted to BHC a non-exclusive, worldwide, royalty-free license to use the "BAUSCH" name and marks, and certain other marks (which we refer to as the "Licensed Trademarks") for a transitional period beginning on the Separation Date (as defined therein) and extending for a transitional period after the Distribution Date (as defined therein) to allow for the renaming and rebranding of BHC. The intellectual property matters agreement includes certain customary quality control provisions which impose obligations and restrictions on BHC's use of the Licensed Trademarks.

Real Estate Matters Agreement

We entered into a real estate matters agreement, pursuant to which certain leased and owned properties are shared between us and BHC.

Director Appointment and Nomination Agreement

In connection with the B+L IPO, we entered into a Director Appointment and Nomination Agreement, as amended and restated on June 21, 2022 (the "A&R Icahn Agreement") with Carl C. Icahn and the persons and entities listed therein (collectively, the "Icahn Group"), pursuant to which the Company agreed, as soon as practicable following June 21, 2022, to: (i) increase the size of the Board by two members and (ii) appoint two individuals identified by the Icahn Group and reasonably acceptable to the Company (collectively, the "Icahn Designees") to the Board to fill the resulting vacancies, with a term expiring at the first annual general meeting of shareholders of the Company following such written election (such date, the "First Post-Designation Annual Meeting"). In addition, the Icahn Group will be entitled, in the event any Icahn Designee resigns or for any reason fails to serve or is not serving as a director (subject to certain limited exceptions set forth in the A&R Icahn Agreement), to designate a replacement for appointment to the Board on the terms set forth in the A&R Icahn Agreement.

So long as an Icahn Designee is a member of the Board, the Icahn Group will also have certain rights with respect to newly created committees as set forth in the A&R Icahn Agreement. In addition, any consideration by the Board of appointment and employment of named executive officers, certain significant transactions, and voting with respect thereto, will take place only at the level of the full Board or in committees of which one of the Icahn Designees is a member.

If at any time the Icahn Group ceases to hold an aggregate "net long position", as defined in the A&R Icahn Agreement, in at least (x) 6% of the total outstanding (A) common shares of Bausch Health Companies Inc. ("BHC" and such common shares, "BHC Common Shares"), for so long as BHC owns at least 80% of the common shares of the Company ("B+L Common Shares"), or (B) B+L Common Shares, at any other time, in each case as of the date hereof (as adjusted for any stock dividends, combinations, splits, recapitalizations and similar type events), (1) one of the Icahn Designees shall promptly resign from the Board and any committee of the Board on which he or she then sits and (2) the Icahn Group shall not have the right to replace such Icahn Designee; or (y) in at least 3% of the total outstanding (A) BHC Common Shares, for so long as BHC owns at least 80% of the B+L Common Shares, or (B) B+L Common Shares, at any other time, in each case as of the date hereof, (1) each of the Icahn Designees shall, and the Icahn Group shall cause such Icahn Designee to, promptly tender his or her resignation from the Board and any committee of the Board on which he or she then sits and (2) the Icahn Group shall not have the right to replace such Icahn Designee(s). So long as the Icahn Group holds "an aggregate net long position", as defined in the A&R Icahn Agreement, in at least 6% of the total outstanding (A) BHC Common Shares, for so long as BHC owns at least 80% of the B+L Common Shares, or (B) B+L Common Shares, at any other time, in each case as of the date hereof, the Company shall not adopt a Rights Plan with an "Acquiring Person" beneficial ownership threshold below 20.0% of the then-outstanding B+L Common Shares, unless (x) such Rights Plan provides that, if such Rights Plan is not ratified by the Company's shareholders within 105 days of such Rights Plan being adopted, such Rights Plan shall automatically expire and (y) the "Acquiring Person" definition of such Rights Plan exempts the Icahn Group up to a beneficial ownership of 19.95% of the then outstanding B+L Common Shares. The term "Rights Plan" shall mean any plan or arrangement of the sort commonly referred to as a "rights plan" or "stockholder rights plan" or "shareholder rights plan" or "poison pill" that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of new rights, common stock or preferred shares (or any other security or device that may be issued to shareholders of the Company, other than ratably to all shareholders of the Company) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement.

The A&R Icahn Agreement includes certain customary voting, standstill and non-disparagement provisions. The A&R Icahn Agreement also includes restrictions on the ability of the Icahn Group and its affiliates from disposing of common shares in certain circumstances in order to preserve the tax-free treatment of the Distribution (as defined therein).

In connection with the entry into the A&R Icahn Agreement, the Company and the Icahn Group have agreed to enter into a confidentiality agreement following the appointment of the Icahn Designees to the Board.

Ownership of the Company's Securities

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of B+L Common Shares and the percentage of B+L Common Shares owned beneficially by holders of more than 5% of outstanding B+L Common Shares as of March 24, 2025 (unless otherwise noted).

Identity of Owner or Group	Number of Shares	Percentage of Class[1]
Bausch Health Companies Inc. 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8	310,449,643[2]	87.88%

[1]   Based on 353,273,183 B+L Common Shares outstanding as of March 24, 2025.

[2]   Represents shares owned by Bausch Health Companies Inc. ("BHC") directly and indirectly through 1261229 B.C. Ltd., which is a wholly-owned subsidiary of BHC, as to which BHC has ultimate beneficial ownership. The address of BHC is 2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8.

This table is based upon information supplied by the principal shareholders, Schedules 13D and 13G filed with the SEC and "early warning reports" and similar regulatory filings filed on SEDAR+ and on the Canadian System for the Electronic Disclosure by Insiders. Unless otherwise indicated in the footnotes to this table, we believe that the shareholders named in the table have sole voting and investment power with respect to the B+L Common Shares indicated as beneficially owned.

Ownership of Management

The following table sets forth, as of March 24, 2025 (unless otherwise noted below), certain information regarding the beneficial ownership of B+L Common Shares and the percentage of B+L Common Shares beneficially owned by (i) each director and each director nominee; (ii) each executive officer named in the 2024 Summary Compensation Table on page 53 (together, the "named executive officers," or "NEOs"); and (iii) all directors, director nominees and current executive officers as a group. None of the shares held by directors and executive officers included in the table are pledged as security. Unless otherwise indicated, the address of each beneficial owner listed in the following table is c/o Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4.

Named Executive Officers	Number of Shares[1]	Percentage of Class[2]
Brenton L. Saunders[3]	1,420,947	*
Sam A. Eldessouky[4]	239,455	*
A. Robert D. Bailey[5]	437,815	*
Andrew J. Stewart[6]	61,585	*
Yehia Hashad, M.D.[7]	112,286	*
Directors and Director Nominees		*
Nathalie Bernier[8]	49,325	*
Richard U. De Schutter[9]	32,952	*
Gary Hu[10]	40,809	*
Brett Icahn[11]	40,809	*
Sarah B. Kavanagh[12]	33,361	*
Karen L. Ling[13]	17,338	*
John A. Paulson[14]	47,740	*
Russel C. Robertson[15]	42,366	*
Thomas W. Ross, Sr.[16]	40,053	*
Andrew C. von Eschenbach, M.D.[17]	40,053	*
Directors, director nominees and current executive officers of Bausch + Lomb as a group (16 individuals)	2,695,845	*

* Less than 1% of the outstanding B+L Common Shares.

[1] This table is based on information supplied by the individuals identified above. We believe that B+L Common Shares shown as beneficially owned are those as to which the named persons possess voting and investment power.

[2] Applicable percentage ownership is based on 353,273,183 B+L Common Shares outstanding as of March 24, 2025. In computing the number of B+L Common Shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding all B+L Common Shares subject to options, warrants, rights or conversion privileges held by that person that are currently exercisable or exercisable within 60 days of March 24, 2025. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Under Rule 13d-3 of the SEC, certain shares may be deemed to be beneficially owned by more than one person (if, for example, a person shares the power to vote or the power to dispose of the shares).

[3] Consists of (i) 352,126 B+L Common Shares and (ii) 1,068,821 B+L Common Shares underlying stock options that are exercisable within 60 days of March 24, 2025.

[4] Consists of (i) 97,898 B+L Common Shares, (ii) 141,557 B+L Common Shares underlying stock options that are exercisable within 60 days of March 24, 2025.

[5] Consists of (i) 77,651 B+L Common Shares, (ii) 319,997 B+L Common Shares underlying stock options that are exercisable within 60 days of March 24, 2025 and (iii) 40,167 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[6] Consists of (i) 33,598 B+L Common Shares, (ii) 16,937 B+L Common Shares underlying stock options that are exercisable within 60 days of March 24, 2025 and (iii) 11,050 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[7] Consists of (i) 53,304 B+L Common Shares and (ii) 58,982 B+L Common Shares underlying stock options that are exercisable within 60 days of March 24, 2025.

[8] Consists of (i) 197 B+L Common Shares and (ii) 49,128 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[9] The information provided in this table for Mr. De Schutter is based on information available to Bausch + Lomb as of December 31, 2024, and consists of 32,952 B+L Common Shares.

[10] Consists of (i) 26,113 B+L Common Shares and (ii) 14,696 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[11] Consists of (i) 26,113 B+L Common Shares and (ii) 14,696 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[12] Consists of (i) 5,808 B+L Common Shares and (ii) 27,553 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[13] Consists of (i) 2,642 B+L Common Shares and (ii) 14,696 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[14] Consists of (i) 25,357 B+L Common Shares and (ii) 22,383 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[15] Consists of (i) 5,808 B+L Common Shares and (ii) 36,558 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[16] Consists of (i) 12,500 B+L Common Shares and (ii) 27,553 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

[17] Consists of (i) 12,500 B+L Common Shares and (ii) 27,533 B+L Common Shares issuable upon settlement of RSUs releasable within 60 days of March 24, 2025.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Bausch + Lomb is, or within the last ten years has served as, a director, chief executive officer or chief financial officer, of any company that: (a) was subject to an "order" (being, (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of Bausch + Lomb or shareholder holding sufficient number of securities to affect materially the control of Bausch + Lomb: (a) is, or within the last ten years has served as, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Indebtedness of Directors and Officers

No current or former director, officer or employee of Bausch + Lomb, or any associate of any such individual, is as at the date hereof, or has been, during the year ended December 31, 2024, indebted to Bausch + Lomb or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Bausch + Lomb or any of its subsidiaries.

Other Shareholder Proposals and Director Nominations for the 2026 Annual Meeting of Shareholders

A shareholder who is entitled to vote at our 2026 Annual Meeting of Shareholders may raise a proposal for consideration at such Annual Meeting of Shareholders. We will consider such proposal for inclusion in the proxy materials for the 2026 Annual Meeting only if Bausch + Lomb's corporate secretary receives such proposal (at 400 Somerset Corporate Blvd., Bridgewater, NJ 08807 U.S.A.): (i) submitted pursuant to Rule 14a-8 of the Exchange Act, on or before Thursday, December 11, 2025, or (ii) submitted pursuant to section 137 of the CBCA between Monday, December 22, 2025 and Thursday, February 19, 2026. The use of certified mail, return receipt, is advised. In addition, a proposal submitted pursuant to Rule 14a-8 can be submitted by sending an e-mail to ir@bausch.com.

Bausch + Lomb's by-laws provide that shareholders seeking to nominate candidates for election as directors, pursuant to our advance notice requirement, must provide timely notice in writing to Bausch + Lomb's corporate secretary by personal delivery or courier (but not by fax or email) at the address of the principal executive offices or registered office of the Company. The purpose of this advance notice requirement is to: (i) inform Bausch + Lomb of nominees for election at a shareholder meeting proposed by a shareholder sufficiently in advance of such meeting; (ii) provide an opportunity to inform all shareholders of any potential proxy contest and proposed director nominees sufficiently in advance of the applicable meeting; and (iii) enable the Board to make informed recommendations or present alternatives to shareholders.

To be timely, a shareholder's notice of a director nomination for a meeting of shareholders pursuant to our advance notice requirement must be received by Bausch + Lomb: (i) in the case of our 2026 Annual Meeting of Shareholders (including an annual and special meeting), not later than 5:00 p.m. (Eastern time) on Friday, February 20, 2026 and not earlier than 5:00 p.m. (Eastern time) on Wednesday, January 21, 2026, provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 90 days after such anniversary date then to be timely such notice must be received by Bausch + Lomb not earlier than 90 days prior to such annual meeting and not later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of such meeting was first made; and (ii) in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which public announcement of the date of the special meeting is first made by Bausch + Lomb. Bausch + Lomb's by-laws also prescribe the proper written form for a shareholder's notice as well as additional requirements in connection with nominations. Shareholders who failed to comply with the director nomination requirements of our by-laws would not be entitled to make nominations for directors at the applicable meeting.

In addition to satisfying the foregoing requirements, including the timing and other requirements, under Bausch + Lomb's by-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2026 Annual Meeting of Shareholders must also provide notice to our corporate secretary, that sets forth all information required by Rule 14a-19 under the Exchange Act, and such notice must be received not later than Monday, March 23, 2026. A shareholder seeking to utilize the universal proxy rules must comply with those rules and must also comply with Bausch + Lomb's by-laws and the CBCA, including the applicable obligation to provide timely notice as described above.

Attending the Meeting

The Meeting will be conducted exclusively via live internet webcast. The Board, certain members of management, and representatives of PricewaterhouseCoopers LLP, our auditor, will attend the webcast from remote locations.

What do I need to do if I wish to attend the Meeting?

The Meeting will be conducted in an exclusively virtual format via live internet webcast available at www.virtualshareholdermeeting.com/BLCO2025. You will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. To test your browser's compatibility, visit www.virtualshareholdermeeting.com/BLCO2025. You will need your 16-digit control number located on the Notice, proxy card or voting instruction form to enter the virtual Meeting as a shareholder.

Shareholders as of the record date can access and vote at the Meeting during the live webcast as follows:

1. Log into www.virtualshareholdermeeting.com/BLCO2025 at least 15 minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures.

2. Enter your 16-digit control number into the Shareholder Login section (your control number is located on your proxy card, voting instruction form or Notice) and click on "Enter Here."

3. Follow the instructions to access the Meeting and vote when prompted.

Even if you currently plan to participate in the virtual Meeting, you should consider voting your shares in advance so that your vote will be counted in the event that you later decide not to attend, or are unable to access, the virtual Meeting. If you access and vote on any matter at the Meeting during the live webcast, then you will revoke any previously submitted proxy.

Those accessing and voting at the virtual Meeting must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.

There will be technical support phone numbers available on the virtual Meeting website at www.virtualshareholdermeeting.com/BLCO2025.

How do I ask a question at the Meeting?

We believe that the ability to allow for shareholders or their proxyholders to participate in the Meeting in a meaningful way, including asking questions, remains important despite the virtual format of the Meeting. At the Meeting, shareholders and proxyholders will have an opportunity to ask questions, make motions and raise points of order in writing by sending a message to the Chair of the Meeting online through the virtual Meeting platform. Questions received from shareholders or proxyholders which relate to the business of the Meeting are expected to be addressed during the Meeting. Such questions will be read by the chair of the Meeting or a designee of the chair and responded to by a representative of the Company as they would be at a shareholders meeting that was being held in person. As at an in-person meeting, to help ensure fairness for all attendees, the chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order. It is anticipated that shareholders and proxyholders will have substantially the same opportunity to ask questions on matters of business at the Meeting as would be the case had the Annual Meeting of Shareholders been held in person.

Questions About Voting

What decisions will the shareholders be making at the Meeting?

You will be asked to vote on each of the following proposals:

+ to elect ten directors to serve on the Company's Board until the close of the Company's 2026 Annual Meeting of Shareholders, their successors are duly elected or appointed, or such director's earlier resignation or removal ("Proposal No. 1");
+ to approve, in an advisory vote, the compensation of our named executive officers ("Proposal No. 2"); and
+ to appoint PwC to serve as the Company's auditor until the close of the Company's 2026 Annual Meeting of Shareholders, and the authorization of the Board to fix the auditor's remuneration ("Proposal No. 3").

The Board recommends that you vote: (i) <u>FOR</u> each of the director nominees proposed by the Board in this Proxy Statement, to serve on the Board until the close of the Company's 2026 Annual Meeting of Shareholders, their successors are duly elected or appointed, or such director's earlier resignation or removal; (ii) <u>FOR</u> the approval, in an advisory vote, of the compensation of our named executive officers; and (iii) <u>FOR</u> the appointment of PwC as our auditor until the close of the Company's 2026 Annual Meeting of Shareholders and the authorization of the Board to fix the auditor's remuneration.

In addition, you may be asked to vote in respect of any other matters that may properly be brought before the Meeting. The proxy card also gives discretionary authority to proxyholders to vote as the proxyholders see fit with respect to amendments or variations to proposals identified in the Notice of Meeting or other matters that may come before the Meeting whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As of the date of this Proxy Statement, the Board is not aware of any such other matters.

A simple majority of votes cast at the Meeting, whether virtually, by proxy or otherwise, in favor of Proposal No. 1, Proposal No. 2, Proposal and No. 3 will constitute approval of any such proposal submitted to a vote.

What impact does a Withhold or Abstain vote have?

+ **Proposal No. 1:** With respect to each director nominee, you may either vote "For" the election of such nominee or "Against" the election of such nominee. If you vote "For" the election of a nominee, your B+L Common Shares will be voted accordingly. If you vote "Against" the election of a nominee, your B+L Common Shares will be voted accordingly. A nominee in an uncontested director election will only be elected if they receive more "For" votes than "Against" votes. In the event that more than ten nominees are proposed for election at the Meeting, votes "Against" will be treated as "Withhold" votes.
+ **Proposal No. 2:** Proposal No. 2 is a non-binding advisory vote. You may select "For," "Against" or "Abstain" with respect to such proposal. Abstentions will have no effect and will not be counted as votes cast on Proposal No. 2.
+ **Proposal No. 3:** With respect to the appointment of the proposed auditor, you may either vote "For" such appointment or "Withhold" your vote with respect to such appointment. If you vote "For" the appointment of the proposed auditor, your B+L Common Shares will be voted accordingly. If you select "Withhold" with respect to the appointment of the proposed auditor, your vote will not be counted as a vote cast for the purposes of appointing the proposed auditor.

What is the effect if I do not cast my vote?

If a record shareholder does not cast its vote by proxy or in any other permitted fashion, no votes will be cast on its behalf on any of the items of business at the Meeting. If a non-record shareholder does not instruct its intermediary on how to vote on any of the items of business at the Meeting and the intermediary does not have discretionary authority to vote the non-record shareholder's B+L Common Shares on the matter, or elects not to vote in the absence of instructions from the non-record shareholder, no votes will be cast on behalf of such non-record shareholder with respect to such item (a "broker non-vote"). If you are a beneficial owner whose B+L Common Shares are held of record by a broker authorized to trade on the New York Stock Exchange ("NYSE"), NYSE rules permit your broker to exercise discretionary voting authority to vote your B+L Common Shares on Proposal No. 3, the appointment of PwC as our auditor, even if the broker does not receive voting instructions from you. However, NYSE rules do not permit your broker to exercise discretionary authority to vote on Proposal No. 1, the election of directors, or Proposal No. 2, the advisory vote to approve the compensation of our named executive officers. If you have further questions on this issue, please contact your intermediary bank or broker or Bausch + Lomb Corporation Investor Relations at ir@bausch.com.

What constitutes a quorum for the Meeting?

A minimum of two persons who either are, or represent by proxy, shareholders holding, in the aggregate, at least $33^{1/3}\%$ of the outstanding B+L Common Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting. Votes cast, withheld, abstentions, and broker non-votes will be counted for purposes of determining the presence of a quorum.

Who is entitled to vote?

Each shareholder is entitled to one vote for each B+L Common Share registered in his or her name as of the close of business on March 24, 2025, the record date for the purpose of determining holders of B+L Common Shares entitled to receive notice of and to vote at the Meeting.

As of March 24, 2025, 353,273,183 B+L Common Shares were issued and outstanding.

How do I vote?

The voting process is different depending on whether you are a record (registered) or non-record shareholder:

+ You are a non-record shareholder if your B+L Common Shares are held on your behalf by a bank, trust company, securities broker, trustee or other intermediary. This means the B+L Common Shares are registered in your intermediary's name, and you are the beneficial owner. Most shareholders are non-record shareholders.
+ You are a record shareholder if your name appears in our share register.

Non-record shareholders

If you are a non-record shareholder, you should receive voting instructions from your broker or other intermediary holding your shares. You should carefully follow the instructions provided by the broker or intermediary in order to instruct them how to vote your B+L Common Shares. The availability of voting by telephone or internet, and the deadline for providing your broker or nominee with your voting instructions, will depend on the voting process of your broker or intermediary.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them prior to the deadline for the deposit of proxies of 10:00 a.m. (Eastern Daylight Time) on Tuesday, May 20, 2025, or, in the case of any adjournment of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and applicable Canadian holidays) prior to the rescheduled Meeting.

If you wish to vote your B+L Common Shares online during the Meeting, you may do so by following the instructions provided during the webcast of the Meeting. Even if you plan to attend the virtual Meeting, we recommend that you vote before the Meeting by following the instructions provided by your broker or intermediary, so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting.

Record shareholders

If you are a record shareholder, there are several ways for you to vote your B+L Common Shares or submit your proxy:

Via the internet: Go to www.proxyvote.com and follow the instructions on the website. You will be prompted to provide the 16-digit control number printed on your proxy card. The internet voting service will be available until 10:00 a.m. (Eastern Daylight Time) on Tuesday, May 20, 2025.

By telephone: You may vote via telephone by calling toll free 1-800-690-6903. You will be prompted to provide the 16-digit control number printed on your proxy card). The telephone voting service will be available until 10:00 a.m. (Eastern Daylight Time) on Tuesday, May 20, 2025.

By mail: Complete, sign and date each proxy card you received, and return it in the prepaid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, United States. Broadridge must receive your proxy card by 10:00 a.m. (Eastern Daylight Time) on Tuesday, May 20, 2025 in order for your vote to be counted if sent in by mail. If the Meeting is adjourned or postponed, Broadridge must receive your proxy card at least 48 hours, excluding Saturdays, Sundays and applicable Canadian holidays, before the rescheduled Meeting.

During the Meeting: You may vote your B+L Common Shares online during the Meeting by following the instructions provided during the webcast of the Meeting. Even if you plan to attend the virtual Meeting, we recommend that you submit your proxy card or vote by telephone or internet by the above deadlines so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting.

We provide internet proxy voting to allow you to vote your B+L Common Shares via the internet, with procedures designed to help ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

The Board, or the Chair of the Meeting may, at their discretion, accept late proxies or waive the time limit for deposit of proxies, but is under no obligation to accept or reject any late proxy. If you receive more than one set of proxy materials, your B+L Common Shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on each Notice and/or proxy card to ensure that all of your B+L Common Shares are voted.

How do I appoint a proxyholder?

Your proxyholder is the person you appoint to cast your votes on your behalf at the Meeting. **You can choose anyone you want to be your proxyholder; it does not have to be either of the persons we have designated on your proxy card or voting instruction form, nor does it have to be a shareholder.** Please ensure that the person you have appointed will be attending the virtual Meeting and has your Control Number and other information required in order to vote your B+L Common Shares. Since the Meeting will take place virtually, the process for appointing another person as your proxyholder other than the persons we have designated, is different than it would be for an in-person meeting.

If you wish to appoint such a person as your proxyholder and you are a record shareholder, you must follow the instructions on your proxy card. Non-record shareholders wishing to appoint such a person as their proxyholder must contact their intermediary for instructions.

How will my B+L Common Shares be voted if I give my proxy?

If you sign and return a proxy card or voting instruction form and do not appoint a third-party proxyholder, or if you vote via the internet or by telephone in advance of the Meeting, you appoint Mr. Saunders, our Chairman of the Board and Chief Executive Officer, and Mr. Bailey, our Executive Vice President and Chief Legal Officer, as your proxyholders (with full power of substitution), either of whom will be authorized to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting. **Unless you specify voting instructions, Mr. Saunders and Mr. Bailey, as your proxyholders, will vote your B+L Common Shares as follows:**

+ FOR each of the director nominees proposed by the Board in this Proxy Statement, to serve on the Board until the close of the Company's 2026 Annual Meeting of Shareholders, their successors are duly elected or appointed, or such director's earlier resignation or removal;
+ FOR the approval, in an advisory vote, of the compensation of our named executive officers; and
+ FOR the appointment of PwC as the auditor for the Company to hold office until the close of the Company's 2026 Annual Meeting of Shareholders and the authorization of the Board to fix the auditor's remuneration.

If I change my mind, can I revoke my proxy once I have given it?

If you are a non-record shareholder, you can revoke your prior voting instructions by contacting your broker to revoke your proxy or change your voting instructions, by providing new instructions to your broker or intermediary on a later date (if you provide your voting instructions by mail) or at a later time (if you provide your voting instructions by telephone or via the internet), or by voting at the Meeting. Any new voting instructions given to brokers or other intermediaries in connection with the revocation of proxies must be received in sufficient time to allow them to act on such instructions prior to the deadline for the deposit of proxies of 10:00 a.m. (Eastern Daylight Time) on May 20, 2025, or at least 48 hours (excluding Saturdays, Sundays and applicable Canadian holidays) prior to the time of the Meeting if it is rescheduled. If you choose to provide voting instructions multiple times, only the latest one which is not revoked and is received prior to such deadline will be counted.

If you are a record shareholder, you may revoke any proxy that you have given until the time of the Meeting by voting again by telephone or via the internet as instructed above, by signing and dating a new proxy card and submitting it as instructed above, or by voting at the Meeting. If you choose to submit a proxy multiple times before the Meeting via the internet or by telephone or mail, or a combination thereof, only your latest vote, which is not revoked and is received prior to 10:00 a.m. (Eastern Daylight Time) on May 20, 2025 (or 48 hours, excluding Saturdays, Sundays and applicable holidays, before the Meeting if it is rescheduled) will be counted. A record shareholder who votes during the Meeting will automatically revoke any proxy previously given by that shareholder regarding business considered by that vote. However, mere attendance at the Meeting by a record shareholder who has voted by proxy does not revoke such proxy. If your proxy is delivered following the proxy cut-off time it will revoke your previous proxy; however, it will not be valid for voting except at the discretion of the Board or the Chair of the Meeting, who is under no obligation to accept or reject any late proxy.

Shareholders may also revoke their proxy in any other manner permitted by the CBCA.

What if amendments are made to these proposals or if other matters are brought before the Meeting?

The proxy card also gives discretionary authority to proxyholders to vote as the proxyholders see fit with respect to amendments or variations to proposals identified in the Notice of Meeting or other matters that may come before the Meeting whether or not the amendment, variation or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

As of the date of this Proxy Statement, the Board is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to the Board should properly come before the Meeting, the B+L Common Shares represented by your proxyholders will be voted in accordance with the best judgment of the proxyholders, and in accordance with the rules of the SEC.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy for use at the Meeting. All associated costs of solicitation will be borne by the Company, including the preparation, assembly, internet hosting, maintaining a dedicated call line and printing and mailing the Notice of Meeting, form of proxy card, and the management proxy circular and proxy statement. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone, internet, telegraph, courier service, telecopies or other electronic means by directors, officers or employees of the Company without special compensation. The Company will pay those entities holding B+L Common Shares in the names of their beneficial owners, such as brokers, nominees, fiduciaries and other custodians, for their reasonable fees and expenses in forwarding solicitation materials to their beneficial owners and for obtaining their instructions. We anticipate that the notice of proxy materials, proxy card and Proxy Statement (if requested) will be distributed to shareholders on or about April 10, 2025. We intend to pay for an intermediary to deliver to objecting beneficial shareholders the proxy-related materials and voting instruction form.

How can I contact the independent directors and/or the Chairman of the Board?

You may contact the independent directors and/or the Chairman of the Board with the assistance of the Company's Investor Relations Department. Shareholders or other interested persons can call or send a letter or email to:

> **Bausch + Lomb Corporation**
> Investor Relations
> 520 Applewood Crescent
> Vaughan, Ontario, Canada L4K 4B4
> Phone: (877) 354-3705
> Email: ir@bausch.com

Whom should I contact if I have questions concerning the Proxy Statement or the proxy card?

If you have questions concerning the information contained in this Proxy Statement or require assistance in completing the proxy card, you may contact Bausch + Lomb Investor Relations as provided above.

How can I contact the Company's transfer agent?

You may contact the Company's transfer agent by mail or by telephone (within Canada and the United States):

> TSX Trust Company
> P.O. Box 700
> Station B
> Montreal, QC H3B 3K3
> Canada
> Email: shareholderinquiries@tmx.com
> Fax: 888-249-6189
> Phone (for all security transfer inquiries): 1-800-387-0825 or 416-682-3860
> Website: www.tsxtrust.com

Annual Report and Additional Information

Our financial information is contained in the Company's consolidated annual financial statements and related MD&A for the fiscal year ended December 31, 2024. Our Annual Report is available on the internet at our website at www.bausch.com (under the tab "Investors" and under the subtab "SEC Filings") or on SEDAR+ at www.sedarplus.ca or through the SEC's electronic data system, EDGAR, at www.sec.gov. To request a printed copy of our Annual Report or consolidated financial statements and related MD&A for the most recently completed fiscal year, which we will provide to you without charge, either write to Bausch + Lomb Investor Relations at Bausch + Lomb Corporation, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4, or send an email to Bausch + Lomb Investor Relations at ir@bausch.com. Neither the Annual Report nor the consolidated financial statements and related MD&A as of and for the year ended December 31, 2024 form part of the material for the solicitation of proxies. Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

House Holding of Proxy Materials

Companies and intermediaries (e.g., brokers) are permitted under the SEC's rules to satisfy the delivery requirements for proxy materials and annual reports with respect to two or more shareholders sharing the same address by delivering a single management proxy circular and proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

A number of brokers with account holders who are our shareholders "household" our proxy materials. A single management proxy circular and proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you prefer to receive multiple copies of the separate management proxy circular and proxy statement, as applicable, at the same address for the Meeting or for any future Annual Meetings of Shareholders, additional copies will be provided promptly upon written or oral request to your broker, or by contacting us at Bausch + Lomb Corporation, Attn: Investor Relations, 520 Applewood Crescent, Vaughan, Ontario, Canada L4K 4B4, or toll-free at (877) 354-3705. Shareholders who currently receive multiple copies of the Proxy Statement at their address and would like to request "householding" of their communications should contact their broker.

Miscellaneous

If any other matters are properly presented for consideration at the Meeting, including, among other things, consideration of a motion to adjourn the Meeting to another time or place in order to solicit additional proxies in favor of the recommendation of the Board, the designated proxyholders intend to vote the B+L Common Shares represented by the Proxies appointing them on such matters in accordance with the recommendation of the Board and the authority to do so is included in the Proxy.

As of the date this Proxy Statement, the Board knows of no other matters which are likely to come before the Meeting.

By Order of the Board,
Vaughan, Canada

April 10, 2025
Brenton L. Saunders
Chairman of the Board and Chief Executive Officer

Appendix A

Bausch + Lomb Corporation Charter of the Board of Directors

The Board of Directors (the "**Board**") of Bausch + Lomb Corporation (the "**Company**") is elected by shareholders and is responsible for oversight of the management of the business and affairs of the Company, which includes responsibility for stewardship of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure preserve and enhance the business of the Company and the Company's underlying value.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and by delegation through its regular committees. In addition to these committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.

The Board's primary roles are overseeing the Company's performance and the quality, depth and continuity of management needed to meet the Company's strategic objectives.

Other principal duties, which may be carried out directly or via one or more committees, include, but are not limited to the following categories:

1. **Appointment of Management**
   (a) The Board is responsible for approving the appointment of the chief executive officer (the "**CEO**") and all other senior management.
   (b) In approving the appointment of the CEO and all other senior management, the Board will, to the extent feasible, satisfy itself as to the integrity of these individuals and that they create a culture of integrity throughout the Company.
   (c) The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.
   (d) The Board, with the assistance of the Talent and Compensation Committee, oversees that succession planning programs are in place, including programs to train and develop management.
   (e) The Board, through the Talent and Compensation Committee, assesses and revises the Company's executive compensation policy to, among other things, better align management's interests with those of the shareholders. In addition, upon recommendations from the Talent and Compensation Committee, the Board is responsible for establishing, adopting, amending, suspending or terminating equity-based compensation plans (subject to shareholder approval, if applicable).
   (f) The Board shall, based on the recommendation of the Talent and Compensation Committee, approve revisions to (i) the position description for the CEO, including (A) defining the limits of management's responsibilities and (B) overall corporate goals and objectives that the CEO is responsible for meeting, taking into consideration goals and objectives relevant to CEO compensation; and (ii) long-term development goals specific to the CEO.

2. **Board Organization**
   (a) Except as provided under the terms of the Master Separation Agreement between the Company and Bausch Health Companies Inc. entered into in connection with the initial public offering of the Company's common shares, the Board will receive recommendations from the Nominating and Corporate Governance Committee (the "**NCG Committee**"), but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chairman of the Board, the Lead Independent Director of the Board (if applicable) and candidates nominated for election to the Board, as well as committee assignments and committee chair appointments, committee charters and director compensation.
   (b) The Board may establish committees of the Board, where required or prudent, and define their mandate. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

3. **Strategic Planning**

   (a) The Board has responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

   (b) The Board is responsible for participating in the development of, and reviewing and approving, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

4. **Monitoring of Financial Performance and Other Financial Reporting Matters**

   (a) The Board is responsible for enhancing congruence between shareholder expectations, the Company's plans, and management performance.

   (b) The Board is responsible for adopting processes for monitoring the Company's progress toward its strategic and operational goals, and to revise and alter its direction to management considering changing circumstances affecting the Company.

   (c) The Board is responsible for approving the audited financial statements, management's discussion and analysis accompanying such financial statements and the annual earnings press release.

   (d) The Board is responsible for reviewing the quarterly financial statements, management's discussion and analysis accompanying such financial statements and the quarterly earnings press release.

   (e) The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the *Canada Business Corporations Act* and the Company's Articles, including the payment of dividends and the purchase and redemptions of securities.

5. **Risk Management**

   (a) The Board is responsible for overseeing the identification of the principal risks of the Company's business, including cybersecurity risks and risks relating to environmental, social and governance matters, and the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

6. **Policies and Procedures**

   (a) The Board is responsible for:

      (i) periodically approving and assessing compliance with significant policies and procedures by which the Company is operated;

      (ii) periodically approving material policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations; and

      (iii) supporting a corporate culture of integrity and responsible stewardship.

   (b) The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

7. **Communications and Reporting**

   (a) The Board is responsible for:

      (i) overseeing the accurate reporting of the financial performance and condition of the Company to shareholders, other securityholders and regulators on a timely and regular basis;

      (ii) encouraging effective and adequate communication with shareholders, other stakeholders and the public; and

      (iii) ensuring the integrity and adequacy of internal controls and management information systems.

8. **Certain Individual Responsibilities of the Members of the Board**

   (a) Each member of the Board is expected to attend all meetings of the Board and the committee(s) to which assigned, unless adequate notification of absence is provided.

   (b) Each member of the Board is expected to have reviewed all materials provided in connection with a meeting in advance of such meeting and be prepared to discuss such materials at the meeting.

9. **Review and Disclosure**

   (a) The Board shall review and reassess the adequacy of this Charter for the Board of Directors (the "**Charter**") periodically and otherwise as it deems appropriate and amend it accordingly. The performance of the Board shall be evaluated with reference to this Charter.

   (b) The Board shall ensure that this Charter is disclosed on the Company's website and that this Charter is disclosed in accordance with all applicable securities laws or regulatory requirements.

Updated July 22, 2024

Bausch + Lomb Corporation Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), the Company uses certain non-GAAP financial measures and ratios. However, these measures and ratios do not have any standardized meaning under GAAP and other companies may use similarly titled non-GAAP financial measures and ratios that are calculated differently from the way we calculate such measures and ratios. Accordingly, our non-GAAP financial measures and ratios may not be comparable to similar non-GAAP measures and ratios of other companies. We caution investors not to place undue reliance on such non-GAAP measures and ratios, but instead to consider them with the most directly comparable GAAP measures and ratios. Non-GAAP financial measures and ratios have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. The reconciliations of these historic non-GAAP financial measures and ratios to the most directly comparable financial measures and ratios calculated and presented in accordance with GAAP are shown in the tables below.

EBITDA, Adjusted EBITDA and Adjusted EBITDA excluding Acquired IPR&D

EBITDA (non-GAAP) is net (loss) income attributable to Bausch + Lomb Corporation (its most directly comparable U.S. GAAP financial measure) adjusted for interest, income taxes, depreciation and amortization. Adjusted EBITDA (non-GAAP) is EBITDA (non-GAAP) further adjusted for the items described below. Management believes that Adjusted EBITDA (non-GAAP), along with the GAAP measures used by management, most appropriately reflects how the Company measures the business internally and sets operational goals and incentives. In particular, the Company believes that Adjusted EBITDA (non-GAAP) focuses management on the Company's underlying operational results and business performance. As a result, the Company uses Adjusted EBITDA (non-GAAP) both to assess the actual financial performance of the Company and to forecast future results as part of its guidance. Management believes Adjusted EBITDA (non-GAAP) is a useful measure to evaluate current performance. Adjusted EBITDA (non-GAAP) is intended to show our unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors. In addition, cash bonuses for the company's executive officers and other key employees are based, in part, on the achievement of certain Adjusted EBITDA (non-GAAP) targets.

Adjusted EBITDA (non-GAAP) is EBITDA (non-GAAP) further adjusted for the following items:

+ **Asset impairments:** The Company has excluded the impact of impairments of finite-lived and indefinite-lived intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions and divestitures. The Company believes that the adjustments of these items correlate with the sustainability of the Company's operating performance. Although the Company excludes impairments of intangible assets from measuring the performance of the Company and its business, the Company believes that it is important for investors to understand that intangible assets contribute to revenue generation.

+ **Restructuring, integration and transformation costs:** The Company has incurred restructuring costs as it implemented certain strategies, which involved, among other things, improvements to its infrastructure and operations, internal reorganizations and impacts from the divestiture of assets and businesses. With regard to infrastructure and operational improvements which the Company has taken to improve efficiencies in the businesses and facilities, these tend to be costs intended to right size the business or organization that fluctuate significantly between periods in amount, size and timing, depending on the improvement project, reorganization or transaction. Additionally, with the completion of the Bausch + Lomb IPO, as the Company prepares for post-separation operations, the Company is launching certain transformation initiatives that will result in certain changes to and investment in its organizational structure and operations. These transformation initiatives arise outside of the ordinary course of continuing operations and, as is the case with the Company's restructuring efforts, costs associated with these transformation initiatives are expected to fluctuate between periods in amount, size and timing. These out-of-the-ordinary-course charges include third-party advisory costs, as well as certain compensation-related costs (including costs associated with changes in our executive officers, such as the severance costs associated with the departure of the Company's former CEO and the costs associated with the appointment of the Company's current CEO). Investors should understand that the outcome of these transformation initiatives may result in future restructuring actions and certain of these charges could recur. The Company believes that the adjustments of these items provide supplemental information with regard to the sustainability of the Company's operating performance, allow for a comparison of the financial results to historical operations and forward-looking guidance and, as a result, provide useful supplemental information to investors.

- **Acquisition-related costs and adjustments excluding amortization of intangible assets:** The Company has excluded the impact of acquisition-related costs and fair value inventory step-up resulting from acquisitions as the amounts and frequency of such costs and adjustments are not consistent and are significantly impacted by the timing and size of its acquisitions. In addition, the company excludes the impact of acquisition-related contingent consideration non-cash adjustments due to the inherent uncertainty and volatility associated with such amounts based on changes in assumptions with respect to fair value estimates, and the amount and frequency of such adjustments are not consistent and are significantly impacted by the timing and size of the Company's acquisitions, as well as the nature of the agreed-upon consideration.

- **Share-based compensation:** The Company excludes costs relating to share-based compensation. The Company believes that the exclusion of share-based compensation expense assists investors in the comparisons of operating results to peer companies. Share-based compensation expense can vary significantly based on the timing, size and nature of awards granted.

- **Separation costs and separation-related costs:** The Company has excluded certain costs incurred in connection with activities taken to: (i) separate the Bausch + Lomb business from the remainder of BHC and (ii) register the Bausch + Lomb business as an independent publicly traded entity. Separation costs are incremental costs directly related to effectuating the separation of the Bausch + Lomb business from the remainder of BHC and include, but are not limited to, legal, audit and advisory fees, talent acquisition costs and costs associated with establishing a new Board of Directors and Audit and Risk Committee. Separation-related costs are incremental costs indirectly related to the separation of the Bausch + Lomb business from the remainder of BHC and include, but are not limited to, IT infrastructure and software licensing costs, rebranding costs and costs associated with facility relocation and/or modification. As these costs arise from events outside of the ordinary course of continuing operations, the Company believes that the adjustments of these items provide supplemental information with regard to the sustainability of the Company's operating performance, allow for a comparison of the financial results to historical operations and forward-looking guidance and, as a result, provide useful supplemental information to investors.

- **Other non-GAAP adjustments:** The Company also excludes certain other amounts, including IT infrastructure investment, litigation and other matters, gain/(loss) on sales of assets and certain other amounts that are the result of other, non-comparable events to measure operating performance if and when present in the periods presented. These events arise outside of the ordinary course of continuing operations. Given the unique nature of the matters relating to these costs, the Company believes these items are not routine operating expenses. For example, legal settlements and judgments vary significantly in their nature, size and frequency, and, due to this volatility, the Company believes the costs associated with legal settlements and judgments are not routine operating expenses. The Company believes that the exclusion of such out-of-the-ordinary-course amounts provides supplemental information to assist in the comparison of the financial results of the Company from period to period and, therefore, provides useful supplemental information to investors. However, investors should understand that many of these costs could recur and that companies in our industry often face litigation.

Adjusted EBITDA excluding Acquired In-Process Research and Development (IPR&D) (non-GAAP) is Adjusted EBITDA (non-GAAP) further adjusted to exclude Acquired IPR&D. The IPR&D expenditures represent costs directly resulting from business development transactions and not through the normal course of business. The company believes that the exclusion of such out-of-the-ordinary-course amounts provides supplemental information to assist in the comparison of the financial results of the company from period to period and, therefore, provides useful supplemental information to investors in assessing our performance. However, investors should understand that the company may enter into additional business development transactions in the future and, as a result, such Acquired IPR&D may recur in the future.

Bausch + Lomb Corporation (unaudited)

(in millions)	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net (loss) income attributable to Bausch + Lomb Corporation	**$(317)**	**$(260)**	**$ 6**
Interest expense, net	384	268	140
Provision for income taxes	71	82	58
Depreciation and amortization of intangible assets	436	382	379
EBITDA	**574**	**472**	**583**
Adjustments:			
Asset impairments	5	—	1
Restructuring, integration and transformation costs	99	123	36
Acquisition-related costs and adjustments (excluding amortization of intangible assets)	77	50	(4)
Share-based compensation	92	74	62
Separation and separation-related costs	4	10	35
Other non-GAAP adjustments:			
Gain on sale of assets	(5)	—	—
Other	14	9	7
Adjusted EBITDA (non-GAAP)	**$ 860**	**$ 738**	**$720**
Acquired IPR&D	18	—	1
Adjusted EBITDA excluding Acquired IPR&D (non-GAAP)	**$ 878**	**$ 738**	**$721**

Constant Currency (non-GAAP)

Constant currency change or constant currency revenue growth is a change in GAAP revenue (its most directly comparable GAAP financial measure) on a period-over-period basis adjusted for changes in foreign currency exchange rates. The company uses constant currency revenue (non-GAAP) and constant currency revenue growth (non-GAAP) to assess performance of its reportable segments, and the company in total, without the impact of foreign currency exchange fluctuations. The company believes that such measures are useful to investors as they provide a supplemental period-to-period comparison. Although changes in foreign currency exchange rates are part of our business, they are not within management's control. Changes in foreign currency exchange rates, however, can mask positive or negative trends in the underlying business performance. Constant currency impact is determined by comparing 2024 reported amounts adjusted to exclude currency impact, calculated using 2023 monthly average exchange rates, to the actual 2023 reported amounts.

| | Calculation of Constant Currency Revenue for the Twelve Months Ended | | | | | | | |
| | December 31, 2024 | | | December 31, 2023 | Change in Revenue as Reported | | Change in Constant Currency Revenue (Non-GAAP)[b] | |
(in millions)	Revenue as Reported	Changes in Exchange Rates[a]	Constant Currency Revenue (Non-GAAP)[b]	Revenue as Reported	Amount	Pct.	Amount	Pct.
Total revenues	$4,791	$69	$4,860	$4,146	$645	16%	$714	17%

[a] The impact for changes in foreign currency exchange rates is determined as the difference in the current period reported revenues at their current period currency exchange rates and the current period reported revenues revalued using the monthly average currency exchange rates during the comparable prior period.

[b] Constant currency revenue (non-GAAP) for the twelve months ended December 31, 2024 is calculated as revenue as reported adjusted for the impact for changes in exchange rates. Change in constant currency revenue (non-GAAP) is calculated as the difference between constant currency revenue for the current period and revenue as reported for the comparative period.

Organic Revenue Growth (non-GAAP)

Organic revenue growth, a non-GAAP ratio, is defined as a change on a period-over-period basis in revenues on a constant currency basis (if applicable) excluding the impact of recent acquisitions, divestitures and discontinuations (if applicable). Organic revenue growth is a change in GAAP Revenue (its most directly comparable GAAP financial measure) adjusted for certain items, as further described below, of businesses that have been owned for one or more years. Organic revenue growth is impacted by changes in product volumes and price. The price component is made up of two key drivers: (i) changes in product gross selling price and (ii) changes in sales deductions. The Company believes that such measures are useful to investors as they provide a supplemental period-to-period comparison. Organic revenue growth reflects adjustments for: (i) the impact of period-over-period changes in foreign currency exchange rates on revenues and (ii) the revenues associated with acquisitions, divestitures and discontinuations of businesses divested and/or discontinued. These adjustments are determined as follows:

+ **Foreign currency exchange rates:** Although changes in foreign currency exchange rates are part of our business, they are not within management's control. Changes in foreign currency exchange rates, however, can mask positive or negative trends in the business. The impact of changes in foreign currency exchange rates is determined as the difference in the current period reported revenues at their current period currency exchange rates and the current period reported revenues revalued using the monthly average currency exchange rates during the comparable prior period.

+ **Acquisitions, divestitures and discontinuations:** In order to present period-over-period organic revenue growth on a comparable basis, revenues associated with acquisitions, divestitures and discontinuations are adjusted to include only revenues from those businesses and assets owned during both periods. Accordingly, organic revenue growth excludes from the current period, revenues attributable to each acquisition for twelve months subsequent to the day of acquisition, as there are no revenues from those businesses and assets included in the comparable prior period. Organic revenue growth excludes from the prior period, all revenues attributable to each divestiture and discontinuance during the twelve months prior to the day of divestiture or discontinuance, as there are no revenues from those businesses and assets included in the comparable current period.



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